Transforming wealth management

ENVESTNET®

2011 Annual Report



Dear Shareholders,

From our start, Envestnet® has been a leader in providing investment advisors a better way to research, create and manage their clients' portfolios, as well as to manage their own practices. Our wealth management solutions are helping to transform the investment advisory profession in important and valuable ways.

Envestnet is helping to transform the wealth management profession in important and valuable ways.

Judson Bergman



We are transforming the wealth management profession by helping to change the way business is done and by changing the scope of what the investment professional is empowered to do. We have helped advisors into a world where they can research and analyze hundreds of separate account and fund managers; access and build portfolios of nearly any asset class or risk profile; manage and monitor virtually all of a client's wealth, whether or not the assets are under the advisor's care; and report on any or all aspects of the portfolio — in real time, anywhere the advisor and client may be sitting, meeting full fiduciary and compliance requirements. In my experience, no other firm can deliver this level of freedom and transparency with the power and accuracy we offer.

Envestnet aims to become the leading provider of integrated wealth management solutions for investment advisors. What we mean by integrated solutions are software and services that enable the advisor to better fulfill four fundamental elements of the advisory process: advising, investing, managing and reporting. Our portfolio and practice management solutions are designed to help wealth managers achieve better client outcomes, by empowering them to deliver objective and transparent solutions that are fully aligned with their clients' goals.

Here are some of the specific attributes that have defined Envestnet's unique role in the ongoing transformation of wealth management.

A Better Way

- **Open and Independent:** To deliver the holistic, comprehensive advice that affluent and high-net-worth clients seek, Envestnet helps advisors move from closed and at times conflicted environments, with limited investment choices, to a more open, independent, objective environment.

- **Fee-Based and Fiduciary:** We provide tools and technology that support advisors' moves from commission-based compensation to fee-based compensation. In this and everything we do, Envestnet empowers a fiduciary standard of care that puts the interests of the investor first, before those of the advisor or any financial institution (including ourselves).

- **Expanded and Integrated:** Envestnet is constantly expanding advisors' access to leading investment vehicles — many of which were previously available only to large institutions and not to independent advisors.

- **Comprehensive and Holistic:** Envestnet technology enables advisors to provide a comprehensive picture of their clients' financial lives, including both assets under the advisor's management and assets held away — whether that means a 401(k) or other retirement account, or assets with another advisor or in trust.

Each new release of our Envestnet AdvisorSuite® makes this advanced access and functionality more robust and easier to use.

Corporate Performance

The power and impact of these achievements are reflected in the growth and financial performance of our business. We are delivering growth in all of our key business drivers — engaging more financial advisors, developing deeper relationships with the advisors who use our solutions and gaining new relationships through growth in the firms that we serve.

Accelerating this organic growth by selected acquisitions is also a core element of our strategy. On December 12, 2011, we completed the acquisition of Boston-based FundQuest, Inc., which had been BNP Paribas' U.S. provider of fee-based managed services and solutions. In addition, in early 2012, we announced agreements to acquire two firms, Prima Capital Holdings, Inc. and Tamarac, Inc. Prima Capital, based in Denver, provides investment manager research and due diligence, asset allocation and portfolio construction software and solutions, and other services to wealth managers and retirement planning professionals. Tamarac, based in Seattle, is a provider of sophisticated portfolio management technology that enables Registered Investment Advisers (RIAs) to efficiently deliver customized individual account management to their clients. Together, these acquisitions will meaningfully advance our capabilities and, we expect, contribute significantly to our growth in 2012 and beyond.

As of December 31, 2011, Envestnet's platform assets totaled nearly $140 billion, delivering $123 million in total revenue. From 2010 to 2011, revenue from assets under management or administration (AUM/A) grew 31 percent and total revenue grew 26 percent.

Industry Trends

American households' total net worth is approximately $57 trillion.

Advisors direct retail investor assets worth about $11 trillion.

Registered investment advisers manage more than $2 trillion of those assets.

From 2004 to 2010, the number of registered investment advisers and dually registered advisors rose by 62%.

Fewer than 25% of registered investment advisers now use a fully integrated platform.

Sources: Federal Reserve, Cerulli Associates, Aite Group

Industry Trends

Integrated technology allows advisors to spend twice as much time with clients.

Almost 95% of advisors consider technology to be critical to their business success.

Top-performing advisors are most likely to consider technology a long-term strategic investment.

Thirty-eight percent of advisors own a tablet computer. Another 33% plan to buy a tablet this year.

Sources: Aite Group, *Investment News* 2011 RIA Technology Study, *Financial Planning* 2011 Tech Survey

Our ability to grow in 2011 reflects Envestnet's long-term focus on building our client relationships, advisor by advisor and account by account. As evidence, from 2007 to 2011:

- The number of advisors with AUM/A on our platform grew at a compounded annual rate of 18 percent.
- Those advisors increased their accounts on the platform (measured as accounts per advisor) at 11 percent per year, compounded.
- Total accounts and AUM/A grew at compounded annual rates of 32 percent and 25 percent, respectively.

As we look to the future, we are confident that the continuing trend toward advisor independence, combined with the advancement of our growth strategy and the benefits of our AdvisorSuite, will help us to maintain our leadership in delivering value and excellence to investment professionals and to our investors.

We thank you for your continued trust and support, and we look forward to a productive and rewarding 2012.

Sincerely,

Judson Bergman

Judson Bergman, Chairman & Chief Executive Officer
Envestnet, Inc.

Financial Highlights

(in millions, except per share data)	2011	2010	% Change
Revenue from AUM/A	$ 99.2	$ 76.0	31%
Total Revenue	$ 123.2	$ 98.1	26%
Net Income (Loss)	$ 7.6	$ (0.6)	n/m
Net Income (Loss) per Diluted Share	$ 0.23	$ (0.05)	n/m

(n/m — not meaningful)

Operating Metrics

(assets in millions)	2011	as of December 31 2010	2009
Assets			
Assets Under Management (AUM)	$ 22,936	$ 14,486	$ 9,660
Assets Under Administration (AUA)	47,148	49,202	27,931
Subtotal AUM/A	70,084	63,688	37,591
Licensing	69,514	75,668	51,450
Total Platform Assets	**$139,598**	$139,356	$ 89,041
Accounts			
AUM	124,636	65,663	48,541
AUA	216,038	241,162	126,634
Subtotal AUM/A	340,674	306,825	175,175
Licensing	588,038	603,950	510,865
Total Platform Accounts	**928,712**	910,775	686,040
Advisors			
AUM/A	13,887	13,833	8,408
Licensing	5,709	7,746	5,542
Total Advisors	**19,596**	21,579	13,950



$22.9
$69.5
$47.1

Total Platform Assets
(in billions)

- Assets Under Management (AUM)
- Assets Under Administration (AUA)
- Licensing

AUM/A Assets
(in billions)



$75
60
45
30
15
0
07
08
09
10
11

AUM/A Accounts
(in thousands)



350
280
210
140
70
0
07
08
09
10
11

AUM/A Advisors
(in thousands)



15
12
9
6
3
0
07
08
09
10
11

Today's markets are more volatile than ever and, as a result, clients want faster and more ubiquitous access to their portfolios.

Bill Crager



Conquering Time and Place: The Mobile Advisor

Envestnet has always sought to break down barriers and empower advisors to deliver financial and practice management excellence.

A year ago I wrote about the Unified Managed Household (UMH), a capability we added to the Envestnet AdvisorSuite.® With that advance, we led the industry in the effort to conquer the advisory barrier of "Reach" — the ability to view and advise on assets under management in combination with a client's additional assets, such as a 401(k). This expanded ability to oversee a client's wealth gave advisors the opportunity to deliver more insightful advice. In 2011, we've taken a number of new, industry-leading steps to break down barriers to excellence. As a result, in 2012 we will begin to roll out our new user interface, one that will present advisors with a more simplified, intuitive and easy-to-use AdvisorSuite.™ The improvements are many, and there will be plenty of discussion about them as the year unfolds.

These changes were based on significant research. We wanted to understand how advisors work with our technology, and how it helps them interact with clients. We broke down the advisory process into a series of steps: Advise, Invest, Manage and Report. We considered this, and worked to make our AdvisorSuite more advisor-centric and usable while still providing advanced capabilities.

Just as important, in our quest to break down barriers to excellence, I want to talk about two of the most important and long-standing ones: "Time" and "Place." Because in 2012, with our mobile app, we will have all but eliminated them.

Breaking Shackles

Of course, we can't take all the credit for this. With the rise of the tablet computer, such as the iPad, come all sorts of mobile innovations. Bringing Envestnet's capabilities to the tablet will result in something special for the advisor community.

As an investment professional, I experienced a whole new sensation when I first held an iPad enabled with the Envestnet AdvisorSuite. This device was about much, much more than downloading a movie or reading the paper. Now, I held a window that could open onto totally interactive financial information, total portfolio control, without any of the shackles of attachment — all you need is a fingertip.

The mobile app for our AdvisorSuite will be more than a connection to static information, a web page or a presentation; it will be the full power and capability of the AdvisorSuite in your hands. Fully secure, thanks to our private cloud technology, and branded with the advisor's name and logo. Able to run real-time analyses, build

The platform that serves the home office as well as the advisor


advise
invest
Advisor Suite™
report
manage

Advise: Create powerful proposals for clients and prospects — gather information on client resources and goals, and apply our integrated analytics and manager and fund research to make savvy recommendations.

Invest: Unbiased access to nearly 7,000 financial products, including hundreds of SMA managers, that you can easily search, sort and trade on your clients' behalf — or outsource investment selection and leverage the advanced portfolio solutions from Envestnet|PMC and the PMC Strategist Network.

Manage: Portfolio management and trading for client accounts, with automatic monitoring, efficient rebalancing tools and archivable action plans and communications to show compliance with the highest practice standards.

Report: Easy-to-read reports, customized and branded for your firm, that can incorporate data from hundreds of custodians. We provide accurate, reconciled, tradable account and practice-level data — every business day.

and manage portfolios and generate customized reports. All with a few taps — in an office, at home or anywhere you may be.

Surpassing Boundaries

Today's markets are more volatile than ever. As a result, clients want faster and more ubiquitous access to their portfolios. The Envestnet AdvisorSuite has been working to break down that "whenever" barrier for some time now. It used to take weeks to establish accounts and get them invested, rebalanced, and so on. The flexibility and open architecture of our AdvisorSuite make these essential operations fast and easy. We changed the time it took to do business from weeks to days, and days to hours. We reinvented it with a service request engine that creates transparent and automated processes. With our ability to gather data, we brought assets held away from the advisor into the picture. Through overnight reconciliation — using the rotation of the earth and highly trained professionals on the other side of the world — we accelerated the way we work and made better data available to advisors, more rapidly. We think of this as the Envestnet Experience — groundbreaking technology tied to the highest level of service to advisors, so that advisors, in turn, can set a higher standard for client service.

Today, our mobile app will extend the advisor's ability to serve. And that's important. When advisors started moving from commission-based client relationships to fee-based relationships, they talked about moving from opposite sides of the table to the same side of the table — working together with their clients to generate the best possible results.

The advent of the tablet has brought advisors and clients even closer. Both metaphorically and literally, you could say that advisors and clients now sit on the couch together. Side by side, they can peer through their handheld window, viewing and adjusting the portfolio in a conversation. They don't have to wait for the advisor to get back to the office and try out "what if" scenarios; they can work on a super-smart, 21st-century equivalent of a scratchpad, passing it back and forth or viewing it together on top of a table. Our mobile app will be a big step forward in enabling the closest possible advisor-client relationships. And we're very pleased to be able to bring it to market.

Sincerely,



Bill Crager, President
Envestnet, Inc.

Directors and Officers

Judson Bergman
Mr. Bergman is the Founder of Envestnet and has served as our Chairman, Chief Executive Officer and a director since 1999. Prior to founding our company, Mr. Bergman was Managing Director at Nuveen Investments, Inc., a diversified investment manager. Mr. Bergman received an MBA in finance and accounting from Columbia University and a BA in English from Wheaton College.

Ross Chapin
Mr. Chapin has served as a director since 2001. Mr. Chapin is a Managing Director of Parametric Portfolio Associates LLC, a provider of structured portfolio management, which he joined as a senior executive in October 2005. Prior to Parametric, Mr. Chapin co-founded Orca Bay Partners, a private equity firm, in 1998. Mr. Chapin received an MBA from Columbia University in finance and accounting, and an undergraduate degree from Denison University.

Gates Hawn
Mr. Hawn has served as a director since 2004. Mr. Hawn is currently retired. He had previously worked as a Senior Advisor for Credit Suisse, an investment banking firm, or its predecessors from 2000 to 2004. In 2000, Donaldson, Lufkin & Jenrette, or DLJ, merged with Credit Suisse, and Mr. Hawn was with DLJ from 1981 to 2000. Mr. Hawn received an undergraduate degree from Williams College.

James Johnson
Mr. Johnson has served as a director since 2000. Mr. Johnson is a General Partner and Founder of Apex Venture Partners, or Apex, a private equity firm, which he founded in 1988. Prior to founding Apex, Mr. Johnson was one of three founding partners of Knightsbridge Partners, a private investment firm. Prior to Knightsbridge, Mr. Johnson served in senior management roles with Beatrice Foods, including corporate Chief Financial Officer and Senior Vice President of the $6 billion U.S. Foods subsidiary. Mr. Johnson received an MBA from Northwestern University and a BS from Loyola University.

Paul Koontz
Mr. Koontz has served as a director since 2004. Mr. Koontz has been a general partner at Foundation Capital Management, or Foundation Capital, a venture capital firm, since 1996. Mr. Koontz serves as the Chairman of the Board of Financial Engines, Inc., and is on the boards of Yaolan Media (in Beijing), Numerate, eBates and the Stanford University DAPER Fund. Mr. Koontz received a master's in Engineering Management from Stanford University and a BS from Princeton University.

Charles Roame
Mr. Roame has served as a director of our company since 2011. Mr. Roame has served as Managing Partner of Tiburon Strategic Advisors, a provider of market research, strategy consulting, and other related services primarily to financial services firms, since 1998. Mr. Roame has served on the boards of a variety of start-up ventures. Mr. Roame received an MBA from the University of Michigan and a BA from Michigan State University.

Yves Sisteron
Mr. Sisteron has served as a director since 2004. Mr. Sisteron has been a Managing Partner and Co-Founder of GRP Partners, a private investment firm, since 2000. Mr. Sisteron serves on the boards of GumGum, Kyriba Corp. and Qualys, Inc. Mr. Sisteron holds a JD and an LLM from the University of Law (Lyon) and an LLM degree from the New York University School of Law.

Executive Officers
Judson Bergman, Chief Executive Officer
William Crager, President
Peter D'Arrigo, Chief Financial Officer
Scott Grinis, Chief Technology Officer
Shelly O'Brien, Chief Legal Officer, General Counsel and Corporate Secretary
Brandon Thomas, Chief Investment Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2011

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-34835

Envestnet, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	20-1409613 (I.R.S Employer Identification No.)
35 East Wacker Drive, Suite 2400, Chicago, IL (Address of principal executive offices)	60601 (Zip Code)

Registrant's telephone number, including area code:
(312) 827-2800

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange on Which Registered:
Common stock, par value $0.005 per share	NYSE

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrants knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

Aggregate market value of registrant's common stock held by non-affiliates of the registrant, based upon the closing price of a share of the registrant's common stock on June 30, 2011 as reported on The New York Stock Exchange on that date: $185,791,246. For purposes of this calculation, shares of common stock held by (i) persons holding more than 5% of the outstanding shares of stock, and (ii) officers and directors of the registrant, as of June 30, 2011, are excluded in that such persons may be deemed to be affiliates. This determination is not necessarily conclusive of affiliate status.

As of March 1, 2012, 31,871,467 shares of the common stock with a par value of $0.005 per share were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of our proxy statement for the 2012 Annual Meeting of Stockholders to be held May 17, 2012, are incorporated by reference into Parts II and III of this Form 10-K, to the extent indicated.

TABLE OF CONTENTS

Forward-Looking Statements

This annual report on Form 10-K contains forward-looking statements regarding future events and our future results within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, in particular, statements about our plans, strategies and prospects under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations." These statements are based on our current expectations and projections about future events and are identified by terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "expected," "intend," "will," "may," or "should" or the negative of those terms or other comparable terminology. Although we believe that our plans, intentions and expectations are reasonable, we may not achieve our plans, intentions or expectations.

These forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this annual report are set forth in Part I under "Risk Factors"; accordingly, investors should not place undue reliance upon our forward-looking statements. We undertake no obligation to update any of the forward-looking statements after the date of this annual report to conform those statements to reflect the occurrence of unanticipated events, except as required by applicable law.

You should read this annual report on Form 10-K completely and with the understanding that our actual future results, levels of activity, performance and achievements may be different from what we expect and that these differences may be material. We qualify all of our forward-looking statements by these cautionary statements.

The following discussion and analysis should also be read along with our consolidated financial statements and the related notes included elsewhere in this annual report. Except for the historical information contained herein, this discussion contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed below.

Item 1. Business

General

Envestnet, Inc. (NYSE: ENV) is a leading independent provider of integrated wealth management software and services to financial advisors and institutions. Envestnet AdvisorSuite® software empowers advisors to better manage client outcomes and strengthen their practice. Envestnet® also offers advanced portfolio solutions through its Portfolio Management Consultants group ("Envestnet|PMC"®). Envestnet Reporting Solutions ("Envestnet|Vantage"™) gives advisors an in-depth view of clients' various investments, empowering them to give holistic, personalized advice. By integrating a wide range of investment solutions and services, our Web-based technology platform provides financial advisors with the flexibility to address their clients' needs. We work with financial advisors who are independent, as well as those who are associated with financial advisory firms and financial institutions, which we refer to as enterprise clients. We focus our technology development efforts and our sales and marketing approach on addressing financial advisors' front-, middle- and back-office needs. We believe that our investment solutions and services allow financial advisors to be more efficient and effective in the activities critical to their businesses by facilitating client interactions, supporting and enhancing portfolio management and analysis, and enabling reliable account support and administration. In addition, we are not controlled by a financial institution, broker-dealer or other entity operating in the securities or wealth management industry, which we believe affords us a greater level of independence and impartiality.

Our centrally-hosted technology platform provides financial advisors with the flexibility to choose freely among a wide range of investment solutions, services, investment managers and custodians to identify those that are most appropriate for their clients. Given the flexibility of choice it provides, we refer to our technology platform as having "open architecture". In addition, our technology platform allows us to add new or upgrade existing features and functionality as the industry and financial advisors' needs evolve.

Our technology platform provides financial advisors with the following:

- A series of integrated services to help them better serve their clients, including risk assessment and selection of investment strategies, asset allocation models, research and due diligence, portfolio construction, proposal generation and paperwork preparation, model management and account rebalancing, account monitoring, customized fee billing, overlay services covering asset allocation, tax management and socially responsible investing, aggregated multi-custodian performance reporting and communication tools, as well as access to a wide range of leading third-party asset custodians;
- Web-based access to a wide range of technology-enabled investment solutions, including:
    - separately managed accounts, or SMAs, which allow advisors to offer their investor clients a customized, professionally managed portfolio of securities with a personalized tax basis;
    - unified managed accounts, or UMAs, which are similar to SMAs but allow the advisor to use different types of investment vehicles in one account;
    - mutual funds and portfolios of exchange-traded funds, or ETFs; and
    - advisor as portfolio manager, or APM, where advisors create, implement and maintain their own investment portfolio models to address specific client needs;
- Access to a broad range of investment managers and investment strategists, which allow advisors to use the research and recommendations of other investment experts, as well as to our internal investment management and portfolio consulting group, Envestnet|PMC.

Envestnet|PMC primarily engages in consulting services aimed at providing financial advisors with additional support in addressing their clients' needs, as well as the creation of proprietary investment solutions and products. Envestnet|PMC's investment solutions and products include managed account and multi-manager portfolios, mutual fund portfolios and ETF portfolios.

While our technology platform is designed for financial advisors working at any size and type of financial services firm, we target our sales and marketing efforts towards:

- Independent financial advisors, including those that are part of financial advisory firms; and
- Enterprise clients. In some cases, enterprise clients establish relationships with more than one platform provider, allowing their financial advisors to choose the technology platform that best supports their needs. In these cases, we focus our sales efforts on the firm's affiliated financial advisors to demonstrate the distinguishing features of our technology solutions and to work with them on transitioning their assets onto our technology platform. Other enterprise clients hire us to be their exclusive technology platform provider, and all financial advisors with that firm will transition their client accounts to our technology platform.

Our customers include registered investment advisors, or RIAs, which are financial advisors registered with a state securities commissioner and/or the Securities and Exchange Commission, or the SEC, and who typically receive fees based on a percentage of the client assets they manage, independent broker-dealers, or IBDs, which provide processing and oversight for their affiliated financial advisors who are registered with the Financial Industry Regulatory Authority, or FINRA, and dually registered advisors, which are financial advisors registered with both the SEC and FINRA.

We earn revenues primarily under two pricing models. First, a majority of our revenues is derived from fees charged as a percentage of the assets that are managed or administered on our technology platform by financial advisors. Our asset-based fees vary based on the types of investment solutions and services that financial advisors utilize. Asset-based fees accounted for approximately 80%, 77% and 73% of our total revenues for the years ended December 31, 2011, 2010 and 2009, respectively. As of December 31, 2011, approximately $70 billion of investment assets for which we receive asset-based fees were managed or administered utilizing our technology platform by approximately 13,900 financial advisors in approximately 341,000 investor accounts.

Second, we generate revenues from recurring, contractual licensing fees for providing access to our technology platform, generally from a small number of enterprise clients. Licensing fees are generally fixed for the contract term and are based on the level and types of investment solutions and services provided, rather than on the amount of client assets on our technology platform. Generally, our licensing contracts range from two to five years and have annual renewal provisions. Licensing fees accounted for 16%, 20% and 24% of our total revenues for the years ended December 31, 2011, 2010 and 2009, respectively. Fees received in connection with professional services account for the remainder of our total revenues. As of December 31, 2011, approximately $70 billion of investment assets for which we receive licensing fees for utilizing our technology platform were serviced by approximately 5,700 financial advisors through approximately 588,000 investor accounts.

For over 85% of our asset-based fee arrangements, we bill customers at the beginning of each quarter based on the market value of customer assets on our technology platform as of the end of the prior quarter, providing for a high degree of visibility in the current quarter. Furthermore, our licensing fees are highly predictable because they are generally set in multi-year contracts providing longer term visibility regarding that portion of our total revenues.

The following table sets forth the assets under management or administration as of the end of the quarters indicated:

Quarterly Assets under Management or Administration

($ In Billions)



$80
$70
$60
$50
$40
$30
$20
$10
$-
CAGR 34.4%
28.9
27.0
31.4
36.0
37.6
40.5
53.4
59.0
63.7
68.8
70.8
66.2
70.1

	Dec-08	Mar-09	Jun-09	Sep-09	Dec-09	Mar-10	Jun-10	Sep-10	Dec-10	Mar-11	Jun-11	Sep-11	Dec-11
AUA	21.7	20.6	23.6	26.9	27.9	29.6	42.6	46.7	49.2	53.1	54.3	50.6	47.1
AUM	7.1	6.4	7.8	9.2	9.7	10.9	10.9	12.4	14.5	15.6	16.5	15.6	22.9

The following table sets forth the number of accounts with assets under management or administration as of the end of the quarters indicated:

Quarterly Accounts under Management or Administration

(In Thousands)



400
350
300
250
200
150
100
50
-
CAGR 28.9%
159
157
163
170
175
185
275
285
307
324
332
337
341

	Dec-08	Mar-09	Jun-09	Sep-09	Dec-09	Mar-10	Jun-10	Sep-10	Dec-10	Mar-11	Jun-11	Sep-11	Dec-11
AUA	122	121	125	129	130	136	222	229	241	252	255	254	216
AUM	37	36	39	41	46	49	52	56	66	71	77	83	125

The following table sets forth as of the dates indicated the number of financial advisors that had client accounts on our technology platform:

Total Advisors



25,000
20,000
15,000
10,000
5,000
-
CAGR 15.8%
9,416
11,769
13,070
13,950
21,579
19,596

	Dec-06	Dec-07	Dec-08	Dec-09	Dec-10	Dec-11
Licensing	3,747	4,651	5,299	5,542	7,746	5,709
AUM/A	5,669	7,118	7,771	8,408	13,833	13,887

We were founded in 1999 and through organic growth and strategic transactions we have grown to become a leading independent provider of integrated wealth management software and services to financial advisors and institutions. Our headquarters are located in Chicago and we have offices in New York, New York; Denver, Colorado; Sunnyvale, California; Boston, Massachusetts; Landis, North Carolina; and two locations in Trivandrum, India.

Our Market Opportunity

According to the Federal Reserve, U.S. household and non-profit organization financial assets totaled $47.7 trillion as of September 30, 2011, down from $49.2 trillion in 2010 and a peak of $51.5 trillion in 2007. According to Cerulli Associates, an industry research firm, as of December 31, 2010, $11.2 trillion of assets were professionally managed for retail investors. In addition, according to Cerulli Associates, in 2010, there were approximately 320,000 financial advisors registered with FINRA or the SEC that were focused on retail investors. For 2011, Cerulli Associates estimated there to be 318,000 retail financial advisors in the U.S., a decline in the advisor force due in large part to retirements and firm layoffs of less productive representatives.

In addition, the wealth management industry is characterized by a number of important trends, including those described below, which we believe create a significant market opportunity for technology-enabled investment solutions and services like ours.

Increased prevalence of independent financial advisors. Based on industry news reports, we believe that over the past several years an increasing percentage of financial advisors have elected to leave large financial institutions and start their own financial advisory practices or move to smaller, more independent firms. In 2011, according to the Investment News database called "Advisors on the Move," $60 billion in assets shifted advisory channels. The independent and regional broker-dealer channels were the main beneficiaries of this movement, with both registering asset gains, while the wirehouses and insurance company owned broker-dealers experienced net asset outflows.

These independent firms include IBDs for FINRA-registered financial advisors, RIAs working as sole practitioners or as part of small firms with SEC registrations, and dually registered financial advisors. We believe, based on our industry experience, that this trend was accelerated in the past three to four years as a result of the reputational harm suffered by several of the largest financial institutions during the recent financial crisis. In particular, according to Cerulli Associates, an estimated 41% of financial advisors were considered independent in 2010, and by the end of 2015, 44% of financial advisors will likely be independent, implying that the percentage of financial advisors employed by large financial institutions (wirehouse, regional, insurance and bank) will shrink from 59% in 2010 to 56% in 2015.

Moreover, according to projections by Cerulli Associates, the percentage of assets invested by retail clients with independent financial advisors is expected to rise from 30% in 2007 to 39% in 2013, while the wirehouse market share will shrink from 48% in 2007 to 35% in 2013.

Increased reliance on technology among independent financial advisors. Outsourced technology solutions are growing in popularity among independent advisors. Flexibility and customization are among advisors' highest technology demands. In addition, according to Cerulli Associates, financial advisors desire technology solutions that offer integration among multiple programs. Third-party providers have entered the market to satisfy these needs. According to a survey of 146 registered investment advisors conducted by the Aite Group in 2011, advisors who utilize an integrated platform have the best potential for increasing operational efficiency. These RIAs reduced the time spent on operational tasks by 40%, which increased the amount of time they could spend on client acquisition and prospecting threefold. Aite Group noted that integration would enable advisors to spend more time on investment research, client management and interaction, and acquisition and prospecting. Given this research, we believe that advanced technological support is a key driver for growth in an independent financial advisor's business. A fully integrated technology platform helps reduce technology-related costs, the need for manual processing of data and the potential for incompatible technology applications, thus allowing financial advisors to spend more time interacting with their clients.

Increased use of financial advisors. We believe, based on an analysis done by Cerulli Associates, the recent significant volatility and increasing complexity in securities markets have resulted in increased investor interest in receiving professional financial advisory services. According to Cerulli Associates, 66% of households with investable assets, use one or more financial advisors. Following the market recession and amidst low confidence ratings for advisors, investors are increasingly implementing additional advisory relationships as a method to compare performance and service between advisors.

Independent financial advisors are well positioned to attract clients interested in managed account solutions over the next three years. According to Cerulli Associates, over the last five years, retail managed accounts in independent channels (i.e. independent broker-dealers, third-party vendors, and discounters) grew from 28% to 34% of total separate account assets. In addition, according to Cerulli Associates, financial advisors that serve as portfolio managers have grown their assets under management at a compound annual rate of 21% from $182 billion in 2006 to $436 billion as of June 30, 2011.

Increased use of fee-based investment solutions. According to Cerulli Associates, fee-based retail assets (those in separately managed accounts and assets managed by RIAs) totaled more than $4 trillion in 2011. Retail investor assets in managed accounts exceeded $2 trillion as of September 30, 2011. In order for financial advisors to effectively manage their clients' assets, we believe they are utilizing account types that offer the flexibility to choose among the widest range of investment solutions.

Financial advisors typically charge their clients fees for these types of flexible accounts based on a percentage of assets rather than on a commission or other basis. According to Cerulli Associates, the percentage of commission-only financial advisors declined from 29% in 2005 to 14% in 2011. In addition, according to information provided by the Securities Industry and Financial Markets Association on NYSE and NASD member firms, revenues from asset management fees (fee based revenue) increased at a compound annual growth rate of 7% from 2000 to 2010, while revenues based on commissions increased at a compound annual growth rate of 3% during the same period. Based on these trends, we believe that financial advisors will increasingly require a sophisticated technology platform to support their changing practice patterns and their ability to address their clients' needs.

More stringent standards applicable to financial advisors. In light of legislative reform initiatives related to securities markets, we believe that there will be increased attention on investor consumer protection, whether as a result of regulatory changes, voluntary industry initiatives or competitive dynamics. Increased scrutiny of financial advisors to ensure compliance with current laws, coupled with the possibility of new laws focused on a fiduciary standard, may require changes to the way financial advisors offer advice. In order to adapt to these changes, we believe that financial advisors will benefit from utilizing a technology platform, such as ours, that allows them to address their clients' wealth management needs, manage and memorialize decisions made throughout the process, and that assists them with recordkeeping and account monitoring.

Our Growth Strategy

We intend to increase our revenue and profitability by continuing to pursue the following strategies:

- ***Increase the advisor base within our existing enterprise clients***. Through the outreach and marketing activities of our regional sales and client service teams, we intend to continue the process of leveraging our existing enterprise client relationships to add new financial advisors to our technology platform. Generally, when we establish an enterprise client relationship, we are provided access to the client's financial advisors and given the opportunity to move them to our technology platform. During the past five years, with existing enterprises, we have increased the number of advisors with assets under management or administration on our platform at a compound annual growth rate of 13%. Despite that growth, we have the opportunity to continue increasing the number of financial advisors we serve within our existing enterprise client relationships.
- ***Extend the account base within a given advisor relationship***. As our working relationships with our financial advisor customers develop over time, and through our sales and marketing efforts, we will seek to move more of their clients' assets onto our technology platform. During the five-year period

ended December 31, 2011, the average number of AUM or AUA accounts per advisor on our technology platform has grown from approximately 13 to 25, an increase of 90%. As a result, total AUM or AUA accounts have grown at a compound annual growth rate of 36% from December 31, 2006 through December 31, 2011.

- ***Expand the services we provide each advisor***. In many cases, when we first enter into a client relationship with a financial advisor, the financial advisor utilizes some, but not all, of the investment solutions and services provided through our technology platform. Accordingly, through our sales and marketing efforts, we will continue to educate our financial advisor customers regarding our company in order to expand the scope of our investment solutions and services they employ.

- ***Obtain new enterprise clients***. New enterprise clients provide us with access to a large number of financial advisors that may be interested in utilizing our technology platform, as well as to the assets under management or administration that are managed by these financial advisors. In most cases, a new enterprise client will provide us with the opportunity to attract a large number of financial advisors to our technology platform over time. In other cases, new enterprise clients elect to convert all or a significant portion of the assets on their platform to our technology platform, with the financial advisors managing such assets migrating onto our platform at the time of the asset conversion. We believe that the current market opportunity for enterprise conversions is significant, particularly compared to historical levels. New enterprise clients also provide further opportunities to execute on the other strategies discussed above.

- ***Continue to invest in our technology platform***. To continue to attract and retain enterprise clients and financial advisors, and to deepen our relationships with them, we intend to continue to invest in our technology platform to provide financial advisors with access to investment solutions and services that address the widest range of the financial advisors' front-, middle- and back-office needs. In the years ended December 31, 2011, 2010 and 2009, we had technology development expenditures totaling $6.4 million, $5.6 million and $4.9 million, respectively. We expect that we will have similar levels of technology development expenses in 2012. We will continue to invest to develop our technology platform to provide access to investment solutions and services from a wide range of leading third-party providers, while also continuing to enhance the investment solutions and services we offer through Envestnet|PMC.

- ***Continue to pursue transactions and other relationships***. On December 13, 2011, we completed the acquisition of FundQuest Incorporated ("FundQuest"), a subsidiary of BNP Paribas Investment Partners USA Holdings, Inc. FundQuest, now operating as Envestnet Portfolio Solutions, Inc., is a provider of fee-based managed services and solutions. The Boston-based firm had approximately $15 billion in assets under management and administration as of June 30, 2011.

  On February 9, 2012, we entered into an agreement to acquire Prima Capital Holding, Inc. ("Prima"), a provider of investment manager due diligence, research applications, asset allocation modeling and multi-manager portfolios to the wealth management and retirement industries. Prima's clientele includes seven of the top 20 banks in the U.S. as measured by total assets, independent RIAs, regional broker-dealers, family offices and trust companies.

  On February 16, 2012, we entered into a merger agreement with Tamarac, Inc. ("Tamarac"), a provider of sophisticated portfolio management technology that enables RIAs to efficiently deliver customized individual account management to their clients.

  We intend to continue to selectively pursue acquisitions, investments and other relationships that we believe can enhance the attractiveness of our technology platform or expand our client base.

We believe we have been successful historically in identifying and executing transactions that have complemented our business and allowed us to compete more effectively in our industry. Given our scale of operations and record of past transactions, we believe we are well positioned to engage in such transactions in the future.

Our Business Model

We believe that a number of attractive characteristics significantly contribute to the success of our business model, including:

- ***Attractive business model with operating leverage***. Because we have designed our systems architecture to accommodate growth in the number of advisors and accounts and to provide the flexibility to add new investment solutions and services, our technology platform and infrastructure allow us to grow our business efficiently, without the need for significant additional expenditures as assets grow and with low marginal costs required to add additional accounts and new investment solutions and services. Furthermore, once we have contracted with a financial advisor and transitioned the associated assets to our technology platform, we are able to add additional assets to our technology platform with minimal incremental costs. This enables us to generate substantial operating leverage during the course of our relationship with a financial advisor as the assets of the advisor's clients grow, through the addition of advisors utilizing our technology platform and through the financial advisors' use of additional investment solutions and services.
- ***Recurring and resilient revenue base***. The substantial majority of our revenues is recurring and is derived either from asset-based fees, which generally are billed at the beginning of each quarter or from fixed fees under multi-year license agreements. For the year ended December 31, 2011, we derived 80% and 16% of our total revenues from asset-based fees and from licensing revenues, respectively.
- ***Strong customer retention***. We believe that the breadth of access to investment solutions and the multitude of services that we provide allow financial advisors to address a wide range of their clients' needs and, as a result, financial advisors are less likely to move away from our technology platform. Because a technology platform is involved in nearly all of a financial advisor's activities needed to serve their clients, once a financial advisor has moved clients and their assets onto our technology platform, significant time, costs and/or resources would be required for the financial advisor to shift to another technology platform.
- ***Favorable industry trends***. As an independent provider of technology services to financial advisors, we believe we are well positioned to take advantage of favorable secular trends in the wealth management industry, particularly the increased prevalence and use of independent financial advisors, the movement toward fee-based pricing structures and advisors' increased reliance on technology.

Our Technology Platform

Our proprietary Web-based technology platform provides financial advisors with access to investment solutions and services that address, in one integrated, centrally-hosted platform, based on our knowledge of the industry, the widest range of front-, middle- and back-office needs in our industry. The "open architecture" design of our technology platform provides financial advisors with flexibility in terms of the investment solutions and services they access, and configurability in the manner in which the financial advisors utilize particular investment solutions and services. The multi-tenant architecture of the platform ensures that this level of flexibility and customization is achieved without requiring us to create unique applications for each client, thereby reducing the need for additional technology personnel and associated expenses. In addition, though our technology platform is designed to deliver a breadth of functions, financial advisors are able to select from the various investment solutions and services we offer, without being required to subscribe to or purchase more than what they believe is necessary.

The following provides a description of the investment solutions and services that financial advisors may access through our technology platform:

Broad Technology Service Offering with Multiple Access Points



Financial planning & risk profile
Portfolio analysis
Investment program selection
FRONT OFFICE FUNCTIONS
Envestnet| PMC, Envestnet's portfolio consulting group
Proposal generation and fee consultation
Account opening & servicing
MIDDLE OFFICE TASKS
Custodial & trading interface
Portfolio overlay & rebalancing
Reporting solutions
BACK OFFICE CHORES
Billing & account admin-istration
Compliance & fiduciary notes

Financial Planning and Risk Profile. Our technology platform integrates with a number of financial planning tools such as Monte Carlo simulations, portfolio diagnostics and estate and retirement planning that enables financial advisors to create and implement a financial plan that is tailored to each client's investment goals, risk tolerance and assets. For example, financial advisors can create a time-segmented distribution portfolio based on a client's retirement goals. Each segment is constructed as an individual portfolio, with its own criteria for risk tolerance and investment objectives. Once created, the financial advisor can run goals-based reports to track the progress of the retirement investments.

Portfolio Analysis. Our technology platform provides financial advisors with a customizable risk tolerance questionnaire to complete with clients. The questionnaire assists financial advisors in understanding the investment objectives and preferences of their clients. Questionnaire content may be customized to reflect the client's particular circumstances. The questionnaire also helps the financial advisor comply with applicable regulatory requirements regarding the suitability of investments and fiduciary obligations. Based on answers to the questionnaire, the advisor can analyze whether the current portfolio is appropriate to reach the client's goals and suggest an investment policy. Once the investment policy is established and implemented, financial advisors can receive risk and style drift alerts, enabling them to adjust their clients' portfolios to ensure that the portfolios remain in compliance with their clients' stated investment objectives and risk tolerance levels.

***Investment Program Selection*.** Once the investment solutions have been selected, our technology platform, through relationships we have established with a variety of investment managers, allows the financial advisor to access and choose from a wide range of investment programs, including separately managed accounts, unified managed accounts, third-party strategist programs, mutual fund and exchange-traded fund programs, and others, depending on the financial advisor's assessment of the client's needs. Because our technology platform supports nearly every investment program type that is currently available, financial advisors are able to keep more of a client's assets on one technology platform, thereby simplifying the operation of their business, saving time and lowering costs.

***Envestnet|PMC, Envestnet's Portfolio Consulting Group*.** Envestnet|PMC provides consulting services aimed at providing financial advisors with additional support in addressing their clients' needs, including asset allocation modeling, asset manager and mutual fund due diligence, selection and ongoing monitoring, investment portfolio construction and overlay services, principally relating to ongoing portfolio management and asset allocation rebalancing. Envestnet|PMC also creates proprietary investment solutions and products, including separate account strategies, multi-manager portfolios, mutual funds, mutual fund wrap and ETF asset allocation strategies.

***Proposal Generation and Fee Calculation*.** Our technology platform provides financial advisors with a flexible proposal and presentation tool that is capable of creating highly customized documents. Presentations and proposals may be prepared utilizing the financial advisor's personalized branding and content, while also integrating the client's particular investment account information. In addition, extensive fee-related information may be prepared and included in such presentations or proposals.

***Account Opening and Servicing*.** Once the financial advisor has entered the information necessary for generating account documents, the forms needed to open the account can be generated with information pre-populated, such as the client's name and address, making the account-opening process less onerous for the end client. The forms are automatically generated with the investment proposal and are ready for the client's signature. Once the documents are signed, the documents will be processed according to agreed-upon workflow procedures.

***Custodial and Trading Interface*.** Our technology platform provides financial advisors with access to over 30 third-party custodians, real-time data and Web-based service tools. In addition, the open architecture design of our technology platform allows us to respond to financial advisors' needs that may not be currently addressed by our technology platform, including, for example, establishing relationships with additional custodians or third-party asset managers. Our technology platform also supports financial advisors through the management of account paperwork and by facilitating communications with any third-party asset managers that the financial advisor may have engaged.

***Portfolio Overlay and Rebalancing*.** Once a financial advisor has created a client account and selected investment solutions and programs, our technology platform provides access to ongoing account management services. Additionally, Envestnet|PMC portfolio managers review all Envestnet|PMC models and proprietary portfolios to determine when to rebalance across asset classes. Emphasis is placed on strict adherence to the paramaters set for each portfolio. In addition, we offer overlay services that can help enhance an advisor's ability to carry out his or her fiduciary responsibility. These services include ongoing review of investment portfolios for compliance with asset allocation criteria, with rebalancing recommendations made as necessary, assistance with investment portfolio tax management and review of investment accounts to ensure that investment decisions are consistent with the client's investment objectives. We also offer a socially responsible overlay which the financial advisor may use to maintain compliance with clients' investment restrictions. These may include securities issued by specific companies or from issuers in certain industries that clients want to exclude from their investment accounts.

***Reporting Solutions*.** Our technology platform is capable of producing highly configurable aggregated reports showing holdings, investment performance, capital gains and losses and other information for financial advisors to provide to their clients that can be downloaded, viewed on-line or printed. In addition, through our

India operations, our technology platform provides financial advisors with access to client account data reconciled daily with records maintained by multiple custodians. Accordingly, when securities markets open each day, financial advisors have the most up-to-date account data available. We now market our reporting solutions under the brand name Envestnet|Vantage.

Billing and Account Administration. Our technology platform supports a wide range of fee and billing structures. These include breakpoint pricing, where lower fee rates are applied as asset levels meet or exceed pre-established thresholds, fees based on aggregated client funds across several accounts held by family members, fees tailored to different investment programs and investment solution types and other customized fee and billing arrangements. Account administration includes account set-up, asset manager set-up, account funding and back-office administration.

Compliance and Fiduciary Notes. Envestnet has created industry leading technology to help advisors and home offices track and maintain their own proprietary fiduciary process. Our technology platform includes configurable Fiduciary Oversight Notes (FONs) that help advisors understand implications of the decisions they make via educational text boxes, and then memorialize those decisions for client service and reporting. The FONs may be searched and reviewed by home offices or the advisors themselves.

Portfolio Management Consultants

Envestnet|PMC primarily engages in three sets of activities:

- Consulting services aimed at providing financial advisors with additional support in addressing their clients' needs. The consulting services are focused on asset allocation modeling, asset manager and mutual fund due diligence, selection and ongoing monitoring, investment portfolio construction and overlay services, principally relating to ongoing portfolio management and asset allocation rebalancing.
- Creation of proprietary investment solutions and products, including separate account strategies, multi-manager portfolios, mutual funds, mutual fund wrap and ETF portfolios. Envestnet|PMC's investment solutions and products are discussed below.
- Premium research, in-depth analysis of managers and strategies on the Envestnet platform, which is published quarterly and distributed to clients.

Envestnet|PMC's Investment Solutions and Products

Envestnet|PMC provides a wide range of investment solutions and products aimed at addressing different investor objectives and risk profiles. Envestnet|PMC's investment solutions and products include:

- ***Managed Account and Multi-Manager Portfolios.*** Envestnet|PMC provides financial advisors with access to SMAs, which allow advisors to offer their investor clients a customized, professionally-managed portfolio of securities with a personalized tax basis, manager blend portfolios, which utilize several asset managers to provide clients with diversification across multiple investment styles and asset classes within a single investment account, and multi-manager accounts, which provide clients, within a single investment account, with access to multiple separate account managers and mutual fund products in order to obtain diversification across asset classes, investment styles and investment products. Envestnet|PMC also conducts research and due diligence on a number of the separate asset managers to which it provides access.
- ***Mutual Fund Portfolios.*** Envestnet|PMC offers a range of packaged mutual fund portfolios aimed at helping financial advisors address different client needs. These mutual fund portfolios include a series of products marketed under the "SIGMA Mutual Fund Solutions" brand, which provide for different allocations of a variety of equity- and fixed income-focused mutual funds tailored to address investors' differing investment time horizons, portfolios of mutual funds marketed under the

"PMC Select Portfolios" brand, which are tailored to be more attractive to smaller account sizes because they feature a full range of asset allocation targets built to meet various investment and risk levels in a single investment vehicle, portfolios of mutual funds marketed under the "PMC Enhanced Portfolio Strategies" brand, which offer asset class diversification strategies in a traditional mutual fund structure, and portfolios of mutual funds marketed under the "PMC Ultra Short Term Fixed Income" brand, which offer a fixed income portfolio aimed at providing investors with an attractive alternative to money market fund yields.

- ***ETF Portfolios***. Envestnet|PMC also offers pre-packaged portfolios of ETFs, ranging from products that simply track movements in a specified securities index to tailored products that are designed to outperform broad market indexes by focusing on expected increases in the value of securities issued by certain companies or issuers in specified industries.

Our Customers

Independent financial advisors that are working alone or as part of financial advisory firms. Our principal value proposition aimed at independent financial advisors working alone or as part of financial advisory firms is that our technology platform allows them to compete effectively with financial advisors employed by large financial institutions. We provide independent financial advisors with access to as many or more of the investment solutions and services that are typically available to financial advisors working at the largest firms. An example of one of our independent financial advisory firm clients is Commonwealth Financial Network.

Enterprise clients. We provide enterprise clients with a customized, private-labeled technology platform that enables them to support their affiliated financial advisors with a broad range of investment solutions and services. Our contracts with enterprise clients establish the applicable terms and conditions, including pricing terms, service level agreements and basic platform configurations. For the years ended December 31, 2011, 2010 and 2009, revenues associated with our relationship with our single largest enterprise client, FMR LLC, an affiliate of FMR Corp., or Fidelity, accounted for 28%, 31% and 31%, respectively, of our total revenues. No other client accounted for more than 10% of our total revenues. Examples of our other enterprise clients include Northwestern Mutual, National Financial Partners, National Planning Holdings and Russell Investments.

Sales and Marketing

Our sales and marketing staff is divided into three teams. The Enterprise Sales team, made up of 14 employees, focuses on entering into agreements with enterprise clients. The Advisory Sales team has 47 employees and is focused on selling to the individual financial advisors of IBDs and entering into agreements with RIA firms. Our third sales and marketing team has 5 employees from our Envestnet|PMC group. This team is focused on assisting financial advisors with constructing client portfolios and provides information regarding Envestnet|PMC's proprietary investment solutions and products.

The principal aim of our marketing efforts is to create greater visibility of our company and our brands, and to provide thought leadership to the wealth management industry. Our marketing efforts are focused on our core markets: financial advisors and enterprise clients. We use advertising and public relations to communicate our message to these target markets. Examples of these marketing efforts include:

- quotes in wealth management industry publications regarding our views on financial advisor trends and challenges;
- advertising and other marketing materials promoting our investment solutions and services;
- frequent participation in industry conferences and tradeshows, including events sponsored by our custodian partners, by sponsorship, making presentations and speaking on panels;
- hosting conferences on wealth management solutions;
- providing insights on industry trends through internal research and sponsoring and writing industry white papers; and
- creating marketing tools for financial advisors to better communicate with their current and prospective clients.

To implement our marketing efforts, we generally employ paid print and online advertisements in a variety of industry publications, as well as promotions that include e-blast campaigns and sponsored webinars. We also partner with IBDs on direct mail campaigns targeting such firms' financial advisors to describe the investment solutions and services that we offer, produce brochures and presentations for financial advisors to use with their clients and we create Internet pages or sites to promote our investment solutions and services.

Competition

We generally compete on the basis of several factors, including the breadth and quality of investment solutions and services to which we provide access through our technology platform, the number of custodians that are connected through our technology platform, the price of our investment solutions and services, the ease of use of our technology platform and the nature and scope of investment solutions and services that each client believes are necessary to address their needs. Our competitors offer a variety of products and services that compete with one or more of the investment solutions and services provided through our technology platform, although, based on our industry experience, we believe that none offer a more comprehensive set of products and services that we do. Our principal competitors include:

- ***Custodians***. A number of leading asset custodians, such as Pershing (a subsidiary of BNY Mellon Corporation) and The Charles Schwab Corporation, have expanded beyond their custodial businesses to also offer advisor trading tools that compete with our financial advisor-directed solutions.
- ***Turnkey Asset Management Platform Providers***. Providers of turnkey asset management platforms, including SEI Investments Company, Genworth Financial Inc. and Lockwood Advisors (a subsidiary of BNY Mellon Corporation), typically provide financial advisors with one or more types of products and services but generally offer fewer choices in terms of custodians, asset managers, technology features and functionality.
- ***Providers of Specific Service Applications***. A number of our competitors provide financial advisors with a product or service designed to address one specific issue or need, such as financial planning or performance reporting. While our technology platform also provides access to these investment solutions or services, financial advisors may elect to utilize a single application rather than a fully integrated platform.

Technology

Our technology platform features a three-tier architecture integrating a Web-based user interface, an application tier that houses the Java-based business logic for all of the platform's functionality and a SQL Server database. The application tier resides behind load balancers which distribute the workload demands across our servers. We believe our technology design allows for significant scalability.

We devote significant resources to ensuring sufficient platform capacity and system uptime. In 2011, our actual uptime was 99.8%. We have achieved SSAE16 SOC1 compliance with our platform and we maintain multiple redundancies, back up our databases and safeguard technologies and proprietary information consistent with industry best practices. We also maintain a comprehensive business continuity plan and company-wide risk assessment program that is consistent with industry best practices and that complies with applicable regulatory requirements.

We have historically made significant investments in platform development in order to enhance and expand our technology platform and expect to continue to make significant investments in the future. In the years ended December 31, 2011, 2010 and 2009, we incurred technology development expenditures totaling approximately $6.4 million, $5.6 million and $4.9 million, respectively. Of these expenditures, we capitalized approximately $1.5 million, $1.3 million and $1.3 million, respectively, as internally developed software. We expect to continue focusing our technology development efforts principally on adding features to increase our market competitiveness, enhancements to improve operating efficiency and reduce risk, and client-driven requests for new capabilities.

Intellectual Property and Proprietary Rights

We rely on a combination of trademark, copyright and trade secret protection laws to protect our proprietary technology and our intellectual property. We seek to control access to and distribution of our proprietary information. We enter into confidentiality agreements with our employees, consultants, customers and vendors that generally provide that any confidential or proprietary information developed by us or on our behalf be kept confidential. In the normal course of business, we provide our intellectual property to third parties through licensing or restricted use agreements. We have proprietary know-how in algorithms, implementation and business on-boarding functions, along with a wide variety of applications software. We have registered the mark "ENVESTNET" with the U.S. Patent and Trademark Office in addition to several marks commonly used by Envestnet. We also pursue the registration of certain of our other trademarks and service marks in the United States. In addition, we have registered our domain name, www.envestnet.com and www.fidurciaryopportunity.com with Register.com, Inc. and maintain several additional websites, such as www.envestnetpmc.com, investpmc.com and envestnetadvisor.com (registered with Network Solutions, LLC). We have established a system of security measures to protect our computer systems from security breaches and computer viruses. We have employed various technology and process-based methods, such as clustered and multi-level firewalls, intrusion detection mechanisms, vulnerability assessments, content filtering, antivirus software and access control mechanisms. We also use encryption techniques for data transmissions. We control and limit access to confidential and proprietary information on a "need to know" basis.

Regulation

Overview

The financial services industry is among the most extensively regulated industries in the United States. We operate investment advisory, broker-dealer and mutual fund advisory businesses, each of which is subject to a specific regulatory scheme, including regulation at the Federal and state level, as well as regulation by self-regulatory organizations and non-U.S. regulatory authorities. In addition, we are subject to numerous laws and regulations of general application.

Our wholly-owned subsidiaries, Envestnet Asset Management, Inc., Portfolio Management Consultants, Inc., Envestnet Portfolio Solutions, Inc. ("EPS") (formerly FundQuest) and Oberon Financial Technology, Inc. operate investment advisory businesses. These subsidiaries are registered with the SEC as "investment advisers" under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), and are regulated thereunder. As described further below, many of our investment advisory programs are conducted pursuant to the non-exclusive safe harbor from the definition of an "investment company" provided for under Rule 3a-4 under the Investment Company Act of 1940, as amended (the "Investment Company Act"). If Rule 3a-4 were to cease to be available, or if the SEC were to modify the rule or its interpretation of how the rule is applied, it could have a substantial effect on our business. Envestnet Asset Management, Inc. serves as the investment adviser to two mutual funds and EPS serves as the investment adviser to seven mutual funds. Mutual funds are registered as "investment companies" under the Investment Company Act. The Advisers Act and the Investment Company Act, together with related regulations and interpretations of the SEC, impose numerous obligations and restrictions on investment advisers and mutual funds, including recordkeeping requirements, limitations on advertising, disclosure and reporting obligations, prohibitions on fraudulent activities, and detailed operating requirements, including restrictions on transactions between an adviser and its clients, and between a mutual fund and its advisers and affiliates. The fiduciary obligations of investment advisers to their clients require advisers to, among other things, consider the suitability of the investment products and advice they provide, seek "best execution" for their clients' securities transactions, conduct due diligence on third-party products offered to clients, consider the appropriateness of the adviser's fees, and provide extensive and ongoing disclosure to clients. The application of these requirements to wrap fee programs is particularly complex and the SEC has in the past scrutinized firms' compliance with these requirements. The SEC is authorized to institute proceedings and impose fines and sanctions for violations of the Advisers Act and the Investment Company Act and has the power to restrict or prohibit an investment adviser from carrying on its business in the event that it fails to comply with applicable laws and regulations. Though we believe we are in compliance in all material respects with the requirements of the Advisers Act and the Investment Company Act and the rules and interpretations promulgated thereunder, our failure to comply with such laws, rules and interpretations could have a material adverse effect on us.

Portfolio Brokerage Services, Inc., or PBS, our broker-dealer subsidiary, is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, or the Exchange Act, in all 50 states and the District of Columbia. In addition, PBS is a member of FINRA, the securities industry self-regulatory organization that supervises and regulates the conduct and activities of broker-dealers. Broker-dealers are subject to regulations that cover all aspects of their business, including sales practices, market making and trading among broker-dealers, use and safekeeping of customers' funds and securities, capital structure, record-keeping and the conduct of directors, officers, employees, representatives and associated persons. FINRA and the SEC conduct periodic examinations of the operations of its members, including PBS. Violation of applicable regulations can result in the suspension or revocation of a broker-dealer's registration, the imposition of censures or fines and the suspension or expulsion of the broker-dealer from FINRA. PBS is subject to minimum net capital requirements under the Exchange Act, SEC and FINRA rules and conducts its business pursuant to the exemption from the SEC's customer protection rule provided by Rule 15c3-3(k)(2)(i) under the Exchange Act. As of December 31, 2011, PBS was required to maintain a minimum of $100,000 in net capital and its actual net capital was $881,658.

Our regulated subsidiaries are subject to various federal and state laws and regulations that grant supervisory agencies, including the SEC, broad administrative powers. In the event of a failure to comply with these laws and regulations, the possible sanctions that may be imposed include the suspension of individual employees, limitations on the permissibility of our regulated subsidiaries and our other subsidiaries to engage in business for specified periods of time, censures, fines, and the revocation of registration as a broker-dealer or investment adviser, as applicable. Additionally, the securities laws applicable to us and our subsidiaries provide for certain private rights of action that could give rise to civil litigation. Any litigation could have significant financial and non-financial consequences including monetary judgments and the requirement to take action or limit activities that could ultimately affect our business.

Additional legislation and regulations, including those relating to the activities of investment advisers and broker-dealers, changes in rules imposed by the SEC or other regulatory authorities and self-regulatory organizations, or changes in the interpretation or enforcement of existing laws and rules may adversely affect our business and profitability. Our businesses may be materially affected not only by regulations applicable to it as an investment adviser or broker-dealer, but also by regulations that apply to companies generally.

Investment Advisory Program Conducted Under Rule 3a-4

Under the Investment Company Act, an issuer that is engaged in the business of investing, reinvesting or trading in securities may be deemed an "investment company," in which case the issuer may be subject to registration requirements and regulation as an investment company under the Investment Company Act. In order to provide assurance that certain discretionary investment advisory programs would not be considered investment companies, the SEC adopted Rule 3a-4 under the Investment Company Act, which provides a non-exclusive safe harbor from the definition of an investment company for programs that meet the requirements of the rule. We conduct the following programs pursuant to the Rule 3a-4 safe harbor:

- Separately managed accounts;
- Unified managed account portfolios;
- Mutual fund portfolios and exchange-traded fund portfolios; and
- Advisor as portfolio manager.

We believe that, to the extent we exercise discretion over accounts in any of these programs, these programs qualify for the safe-harbor because all of the programs have the following characteristics, which are generally required in order for a program to be eligible for the Rule 3a-4 safe harbor:

- Each client account is managed on the basis of the client's financial situation, investment objectives and reasonable client-imposed investment restrictions;
- At the opening of the account, the client's financial advisor obtains information from the client and provides us with the client's financial situation, investment objectives and reasonable restrictions;
- On no less than an annual basis, the client's financial advisor periodically contacts the client to determine whether there have been any changes in the client's financial situation or investment objectives, and whether the client wishes to impose any reasonable restrictions on the management of the account or reasonably modify existing restrictions. This information is communicated to us and reflected in our management of client accounts;
- On a quarterly basis, we or another designated person (in most cases this will be the client's financial advisor) notify the client to contact us or another designated person if there have been any changes to the client's financial position or investment objectives or if the client wishes to impose any reasonable restrictions on the management of the account;
- We, the client's financial advisor and the manager of the client's account, all of whom are knowledgeable about the account and its management, are reasonably available to the client for consultation;
- All of the programs allow each client to impose reasonable restrictions on the management of his or her account;
- On at least a quarterly basis, the client is provided with a statement containing a description of all activity in the client's account during the preceding period, including all transactions made on behalf of the account, all contributions and withdrawals made by the client, all fees and expenses charged to the account, and the value of the account at the beginning and end of the period; and
- For all of the programs, each client retains, with respect to all securities and funds in the client's account, the right to withdraw securities or cash, vote securities, or delegate the authority to vote securities to another person, receive written confirmation or other notification of each securities transaction by the client's independent custodian, and proceed directly as a security holder against the issuer of any security in the client's account without the obligation to include us or any other client of the program in any such action as a condition precedent to initiating such proceeding.

Employees

As of December 31, 2011, we had 524 employees, including 75 in sales and marketing, 129 in engineering and systems, 262 in operations, 13 in investment management and research, and 45 in executive and corporate functions. Of these 524 employees, 223 were located in India. None of our employees is represented by a labor union. We have never experienced a work stoppage and believe our relationship with our employees is satisfactory.

Executive Officers of the Registrant

The following table summarizes information about each one of our executive officers.

Name	Age	Position(s)
Judson Bergman	55	Chairman, Chief Executive Officer, Director
William Crager	48	President
Peter D'Arrigo	44	Chief Financial Officer
Scott Grinis	50	Chief Technology Officer
Shelly O'Brien	46	Chief Legal Officer, General Counsel and Corporate Secretary
Brandon Thomas	48	Chief Investment Officer

Judson Bergman, Age 55. Mr. Bergman is the founder of our company and has served as our Chairman, Chief Executive Officer and a director since 1999. Prior to founding our company, Mr. Bergman was Managing Director at Nuveen Investments, Inc., or Nuveen, a diversified investment manager. Mr. Bergman serves as a trustee of RS Investment Trust and RS Variable Products Trust, registered investment companies. Mr. Bergman received an MBA in finance and accounting from Columbia University and a BA in English from Wheaton College. Mr. Bergman's qualifications to serve on our Board of Directors are primarily based on his experience as the founder of our company, his familiarity with the financial services industry acquired through his experience at Nuveen and his education in finance and accounting.

William Crager, Age 48. Mr. Crager has served as our President since 2002. Prior to joining us, Mr. Crager served as Managing Director of Marketing and Client Services at Rittenhouse Financial Services, Inc., an investment management firm affiliated with Nuveen. Mr. Crager received an MA from Boston University and a BA from Fairfield University, with a dual major in economics and English.

Peter D'Arrigo, Age 44. Mr. D'Arrigo has served as our Chief Financial Officer since 2008. Prior to joining us, Mr. D'Arrigo worked at Nuveen where he served as Treasurer since 1999, as well as holding a variety of other titles after joining them in 1990. Mr. D'Arrigo received an MBA from the Northwestern University Kellogg Graduate School of Management and an undergraduate degree in applied mathematics from Yale University.

Scott Grinis, Age 50. Mr. Grinis has served as our Chief Technology Officer since 2004. Prior to joining us, Mr. Grinis co-founded Oberon Financial Technology, Inc., our subsidiary, prior to its acquisition by us. Mr. Grinis received a BS and an MS degree in electrical engineering from Stanford University.

Shelly O'Brien, Age 46. Ms. O'Brien has served as our Chief Legal Officer, General Counsel and Corporate Secretary since 2002. Prior to joining us, Ms. O'Brien was General Counsel and Director of Legal and Compliance for ING (U.S.) Securities, Futures & Options Inc., a broker-dealer, and futures commission merchant. Ms. O'Brien received a degree in political science from Northwestern University, a JD from Hamline University School of Law, and an LLM in taxation from John Marshall Law School.

Brandon Thomas, Age 48. Mr. Thomas is a co-founder of our company and has served as Chief Investment Officer and Managing Director of Portfolio Management Consultants, our internal investment management and portfolio consulting group, since 1999. Prior to joining us, Mr. Thomas was Director of Equity Funds for

Nuveen. Mr. Thomas received an MBA from the University of Chicago, a JD from DePaul University and is a graduate of Brown University.

Item 1A. Risk Factors

Investment in our securities involves risk. An investor or potential investor should consider the risks summarized in this section when making investment decisions regarding our securities. These risks and uncertainties include, but are not limited to, the risk factors set forth below. The risks and uncertainties described in this section are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial may also affect our business. If any of these known or unknown risks or uncertainties actually occurs, our business, financial condition and results of operations could be materially adversely affected.

Risks Related to Our Business

We have experienced rapid revenue growth, which may be difficult to sustain and which may place significant demands on our administrative, operational and financial resources and any inability to maintain or manage our growth could have a material adverse effect on our results of operations, financial condition or business.

Our revenues during the three years ended December 31, 2011 have grown at a compound annual growth rate of 26%. We expect our growth to continue, which could place additional demands on our resources and increase our expenses. Our future growth will depend on, among other things, our ability to successfully grow our total assets under management and administration and add additional clients. If we are unable to implement our growth strategy, develop new investment solutions and services and gain new clients, our results of operations, financial condition or business may be materially adversely affected.

Sustaining growth will also require us to commit additional management, operational and financial resources and to maintain appropriate operational and financial systems. In addition, continued growth increases the challenges involved in:

- recruiting, training and retaining sufficiently skilled technical, marketing, sales and management personnel;
- preserving our culture, values and entrepreneurial environment;
- successfully expanding the range of investment solutions and services offered to our clients;
- developing and improving our internal administrative infrastructure, particularly our financial, operational, compliance, record-keeping, communications and other internal systems; and
- maintaining high levels of satisfaction with our investment solutions and services among clients.

There can be no assurance that we will be able to maintain or accelerate our growth, and any failure to do so could adversely affect our results of operations, financial condition or business.

Our revenue can fluctuate from period to period, which could cause our share price to fluctuate.

Our revenue may fluctuate from period-to-period in the future due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following events, as well as other factors described elsewhere in this document:

- a decline or slowdown of the growth in the value of financial market assets, which may reduce the value of assets under management and administration and therefore our revenues and cash flows;

- negative public perception and reputation of the financial services industry, which would reduce demand for our investment solutions and services;
- unanticipated changes to economic terms in contracts with clients, including renegotiations;
- downward pressure on fees we charge our clients, which would therefore reduce our revenue;
- changes in laws or regulations that could impact our ability to offer investment solutions and services;
- failure to obtain new clients;
- cancellation or non-renewal of existing contracts with clients;
- failure to protect our proprietary technology and intellectual property rights;
- unanticipated delays in connection with the conversion of client assets onto our technology platform;
- reduction in the suite of investment solutions and services provided to existing clients; or
- changes in our pricing policies or the pricing policies of our competitors to which we have to adapt.

As a result of these and other factors, the results of operations for any quarterly or annual period may differ materially from the results of operations for any prior or future quarterly or annual period and should not be relied upon as indications of our future performance.

We operate in a highly competitive industry, with many firms competing for business from financial advisors on the basis of a number of factors, including the quality and breadth of investment solutions and services, ability to innovate, reputation and the prices of services and this competition could hurt our financial performance.

We compete with many different types of companies that vary in size and scope, including Pershing LLC (a subsidiary of BNY Mellon Corporation), The Charles Schwab Corporation, SEI Investments Company, Genworth Financial Inc. and Lockwood Advisors (a subsidiary of BNY Mellon Corporation) and which are discussed in greater detail under "Business—Competition" included in this Form 10-K. In addition, some of our clients have developed or may develop the in-house capability to provide the technology and/or investment advisory services they have retained us to perform. These clients may also offer internally developed services to their financial advisors, obviating the need to hire us, and they may offer these services to third-party financial advisors or financial institutions, thereby competing directly with us for that business.

Many of our competitors have significantly greater resources than we do. These resources may allow our competitors to respond more quickly to changes in demand for investment solutions and services, to devote greater resources to developing and promoting their services and to make more attractive offers to potential clients and strategic partners, which could hurt our financial performance.

We may lose clients as a result of the sale or merger of a client, a change in a client's senior management, competition from other financial advisors and financial institutions and for other reasons. We also face increased competition due to the current trend of industry consolidation. If large financial institutions that are not our clients are able to attract assets from our clients, our ability to grow revenues and earnings may be adversely affected.

Our Envestnet|PMC group competes with other providers of investment solutions and products. These competitors may offer broader solutions and/or products and their solutions and/or products may have better investment returns during one or more periods. If the investment returns on our investment products is not perceived to be competitive, we could experience outflows of assets from these products and face difficulty attracting new assets to these products.

Our failure to successfully compete in any of the above-mentioned areas could have a material adverse effect on our results of operations, financial condition or business. Competition could also affect the revenue mix of services we provide, resulting in decreased revenues in lines of business with higher profit margins.

We derive nearly all of our revenues from the delivery of investment solutions and services to clients in the financial advisory industry and our revenue could suffer if that industry experiences a downturn.

We derive nearly all of our revenues from the delivery of investment solutions and services to clients in the financial advisory industry and we are therefore subject to the risks affecting that industry. A decline or lack of growth in demand for financial advisory services would adversely affect our clients and, in turn, our results of operations, financial condition and business. For example, the availability of free or low-cost investment information and resources, including research and information relating to publicly traded companies and mutual funds available on the Internet or on company websites, could lead to lower demand by investors for the services provided by financial advisors. In addition, demand for our investment solutions and services among financial advisors could decline for many reasons. Consolidation or limited growth in the financial advisory industry could reduce the number of our clients and potential clients. Events that adversely affect our clients' businesses, rates of growth or the numbers of customers they serve, including decreased demand for our clients' products and services, adverse conditions in our clients' markets or adverse economic conditions generally, could decrease demand for our investment solutions and services and thereby decrease our revenues. Any of the foregoing could have a material adverse effect on our results of operations, financial condition or business.

A limited number of clients account for a material portion of our revenue. Termination of our contracts with any of these clients could have a material adverse effect on our results of operations, financial condition or business.

For the years ended December 31, 2011, 2010 and 2009, revenues associated with our relationship with our single largest client, FMR LLC, an affiliate of FMR Corp., or Fidelity, accounted for 28%, 31% and 31% respectively, of our total revenues and our ten largest clients accounted for 61%, 62% and 66% respectively, of our total revenues. Our license agreements with large financial institutions are generally multi-year contracts that may be terminated upon the expiration of the contract term or prior to such time for cause, which may include breach of contract, bankruptcy, insolvency and other reasons. The license fee payments pursuant to our license agreement with Fidelity were renegotiated and reduced as of December 31, 2011 and was extended for an additional five years. The agreement, as amended, includes receiving ongoing platform services fees through the Fidelity relationship based upon asset based fees. No assurance can be given as to whether any projected increase in asset based fees will offset the reduction in license fees. A majority of our agreements with financial advisors generally provide for termination at any time. If our contractual relationship with Fidelity were to terminate, or if a significant number of our most important clients were to terminate their contracts with us and we were unable to obtain a significant number of new clients, our results of operations, financial condition or business could be materially adversely affected.

Our clients that pay us an asset-based fee may seek to negotiate a lower fee percentage or may cease using our services, which could limit the growth of, or decrease, our revenues.

A significant portion of our revenues are derived from asset-based fees. Our clients may, for a number of reasons, seek to negotiate a lower asset-based fee percentage. For example, an increase in the use of index-linked investment products by the clients of our financial advisor clients may result in lower fees being paid to our clients, and our clients may in turn seek to negotiate lower asset-based fee percentages for our services. In addition, as competition among our clients increases, they may be required to lower the fees they charge to their clients, which could cause them to seek to decrease our fees accordingly. Any of these factors could result in fluctuation or a decline in our asset-based fees, which would have a material adverse effect on our results of operations, financial condition or business.

Changes in market and economic conditions could lower the value of assets on which we earn revenues and could decrease the demand for our investment solutions and services.

Asset-based fees make up a significant portion of our revenues. Asset-based fees represented 80%, 77% and 73% of our total revenues for the years ended December 31, 2011, 2010 and 2009, respectively. We expect that asset-based fees will continue to represent a significant percentage of our total revenues in the future. Significant fluctuations in securities prices may materially affect the value of the assets managed by our clients and may also influence financial advisor and investor decisions regarding whether to invest in, or maintain an investment in, a mutual fund or other investment solution. If such market fluctuation led to less investment in the securities markets, our revenues and earnings derived from asset-based fees could be materially adversely affected.

We provide our investment solutions and services to the financial services industry. The financial markets, and in turn the financial services industry, are affected by many factors, such as U.S. and foreign economic conditions and general trends in business and finance that are beyond our control. In the event that the U.S. or international financial markets suffer a severe or prolonged downturn, investors may choose to withdraw assets from financial advisors, which we refer to as "redemptions", and transfer them to investments that are perceived to be more secure, such as bank deposits and Treasury securities. For example, in late 2007 and through the first quarter of 2009, the financial markets experienced a broad and prolonged downturn, our redemption rates were higher than our historical average, and our results of operations, financial condition and business were materially adversely affected. Any prolonged downturn in financial markets, or increased levels of asset withdrawals could have a material adverse effect on our results of operations, financial condition or business.

Investors' decisions regarding their investment assets are affected by many factors and investors may redeem or withdraw their investment assets generally at any time. Significant changes in investing patterns or large-scale withdrawal of investment funds could have a material adverse effect on our results of operations, financial condition or business.

The clients of our financial advisors are generally free to change financial advisors, forgo the advice and other services provided by financial advisors or withdraw the funds they have invested with financial advisors. These clients of financial advisors may elect to change their investment strategies, including by moving their assets away from equity securities to fixed income or other investment options, or by withdrawing all or a portion of their assets from their accounts to avoid all securities markets-related risks. These actions by investors are outside of our control and could materially adversely affect the market value of the investment assets that our clients manage, which could materially adversely affect the asset-based fees we receive from our clients.

We are subject to liability for losses that result from a breach of our fiduciary duties.

Our investment advisory services involve fiduciary obligations that require us to act in the best interests of our clients, and we may be sued and face liabilities for actual or claimed breaches of our fiduciary duties. Because we provide investment advisory services, both directly and indirectly, with respect to substantial assets we could face substantial liability to our clients if it is determined that we have breached our fiduciary duties. In certain circumstances, which generally depend on the types of investment solutions and services we are providing, we may enter into client agreements jointly with advisors and retain third-party investment money managers on behalf of clients. As a result, we may be included as a defendant in lawsuits against financial advisors and third-party investment money managers that involve claims of breaches of the duties of such persons, and we may face liabilities for the improper actions and/or omissions of such advisors and third-party investment money managers. In addition, we may face claims based on the results of our investment advisory recommendations, even in the absence of a breach of our fiduciary duty. Such claims and liabilities could therefore have a material adverse effect on our results of operations, financial condition or business.

We are subject to liability for losses that result from potential, perceived or actual conflicts of interest.

Potential, perceived and actual conflicts of interest are inherent in our existing and future business activities and could give rise to client dissatisfaction, litigation or regulatory enforcement actions. In particular, we pay varying fees to third-party asset managers and custodians and our financial advisor customers, or their clients, could accuse us of directing them toward those asset managers or custodians that charge us the lowest fees. In addition, we offer proprietary mutual funds and portfolios of mutual funds through our internal investment management and portfolio consulting group, and financial advisors or their clients could conclude that we favor our proprietary investment products because of their belief that we earn higher fees when our proprietary investment products are used. Adequately addressing conflicts of interest is complex and difficult and if we fail, or appear to fail, to adequately address potential, perceived or actual conflicts of interest, the resulting negative public perception and reputational harm could materially adversely affect our client relations or ability to enter into contracts with new clients and, consequently, our results of operations, financial condition and business.

If our reputation is harmed, our results of operations, financial condition or business could be materially adversely affected.

Our reputation, which depends on earning and maintaining the trust and confidence of our clients, is critical to our business. Our reputation is vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by our clients, employee misconduct, perceptions of conflicts of interest and rumors, among other developments, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. In addition, any perception that the quality of our investment solutions and services may not be the same or better than that of other providers, can also damage our reputation. Any damage to our reputation could harm our ability to attract and retain clients, which would materially adversely affect our results of operations, financial condition and business.

If our investment solutions and services fail to perform properly due to undetected errors or similar problems, our results of operations, financial condition and business could be materially adversely affected.

Investment solutions and services we develop or license may contain undetected errors or defects despite testing. Such errors can exist at any point in the life cycle of our investment solutions or services, but are frequently found after introduction of new investment solutions and services or enhancements to existing investment solutions or services. We continually introduce new investment solutions and services and new versions of our investment solutions and services. Despite internal testing and testing by current and potential clients, our current and future investment solutions and services may contain serious defects or malfunctions. If we detect any errors before release, we might be required to delay the release of the investment solution or service for an extended period of time while we address the problem. We might not discover errors that affect our new or current investment solutions, services or enhancements until after they are deployed, and we may need to provide enhancements to correct such errors. Errors may occur that could have a material adverse effect on our results of operations, financial condition or business and could result in harm to our reputation, lost sales, delays in commercial release, third-party claims, contractual disputes, contract terminations or renegotiations, or unexpected expenses and diversion of management and other resources to remedy errors. In addition, negative public perception and reputational damage caused by such claims would adversely affect our client relationships and our ability to enter into new contracts. Any of these problems could have a material adverse effect on our results of operations, financial condition and business.

We could face liability or incur costs to remediate operational errors or to address possible customer dissatisfaction.

Operational risk generally refers to the risk of loss resulting from our operations, including, but not limited to, improper or unauthorized execution and processing of transactions, deficiencies in our operating systems, business disruptions and inadequacies or breaches in our internal control processes. We operate in diverse markets and are reliant on the ability of our employees and systems to process large volumes of transactions often within short time frames. In the event of a breakdown or improper operation of systems, human error or improper action by employees, we could suffer financial loss, regulatory sanctions or damage to our reputation.

In addition, there may be circumstances when our customers are dissatisfied with our investment solutions and services, even in the absence of an operational error. In such circumstances, we may elect to make payments or otherwise incur increased costs or lower revenues in order to maintain a strong customer relationship. In any of the forgoing circumstances, our results of operations, financial condition or business could be materially adversely affected.

We may become subject to liability based on the use of our investment solutions and services by our clients.

Our investment solutions and services support the investment processes of our clients, which, in the aggregate, manage billions of dollars of assets. Our client agreements have provisions designed to limit our exposure to potential liability claims brought by our clients or third parties based on the use of our investment solutions and services. However, these provisions have certain exceptions and could be invalidated by unfavorable judicial decisions or by federal, state, foreign or local laws. Use of our products as part of the investment process creates the risk that clients, or the parties whose assets are managed by our clients, may pursue claims against us for very significant dollar amounts. Any such claim, even if the outcome were to be ultimately favorable to us, would involve a significant commitment of our management, personnel, financial and other resources and could have a negative impact on our reputation. Such claims and lawsuits could therefore have a material adverse effect on our results of operations, financial condition or business.

Furthermore, our clients may use our investment solutions and services together with software, data or products from other companies. As a result, when problems occur, it might be difficult to identify the source of the problem. Even when our investment solutions and services do not cause these problems, the existence of these errors might cause us to incur significant costs and divert the attention of our management and technical personnel, any of which could materially adversely affect our results of operations, financial condition or business.

Our business relies heavily on computer equipment, electronic delivery systems and the Internet. Any failures or disruptions in such technologies could result in reduced revenues, increased costs and the loss of customers.

Our business relies heavily on our computer equipment (including our servers), electronic delivery systems and the Internet, but these technologies are vulnerable to disruptions, failures or slowdowns caused by fire, earthquake, power loss, telecommunications failure, terrorist attacks, wars, Internet failures, computer viruses and other events beyond our control. Furthermore, we rely on agreements with our suppliers, such as our current data hosting and service provider, to provide us with access to certain computer equipment, electric delivery systems and the Internet. We are unable to predict whether a future contractual dispute may arise with one of our suppliers that could cause a disruption in service, or whether our agreements with our suppliers can be obtained or renewed on acceptable terms, or at all. An unanticipated disruption, failure or slowdown affecting our key technologies or facilities may have significant ramifications, such as data-loss, data corruption, damaged software codes or inaccurate processing of transactions. We maintain off-site back-up facilities for our electronic information and computer equipment, but these facilities could be subject to the same interruptions that may affect our primary facilities. Any significant disruptions, failures, slowdowns, data-loss or data corruption could have a material adverse effect on our results of operations, financial condition or business and result in the loss of customers.

We could face liability related to disclosure or theft of the personal information we store on our technology platform.

Clients may maintain personal investment and financial information on our technology platform and we could be subject to liability if we were to inappropriately disclose any user's personal information, inadvertently or otherwise, or if third parties were able to penetrate our network security or otherwise gain access to any user's name, address, portfolio holdings or other financial information. Any such event could subject us to claims for misuses of personal information, such as unauthorized marketing or unauthorized access to personal portfolio information and could therefore have a material adverse effect on our results of operations, financial condition or business.

We could incur significant costs protecting the personal information we store on our technology platform.

Users of our investment solutions and services are located in the United States and around the world. As a result, we collect and store the personal information of individuals who live in many different countries. Privacy regulators in some of those countries have publicly stated that foreign entities (including entities based in the United States) may render themselves subject to those countries' privacy laws and the jurisdiction of such regulators by collecting or storing the personal data of those countries' residents, even if such entities have no physical or legal presence there. Consequently, we may be obligated to comply with the privacy and data security laws of such foreign countries. Our exposure to foreign countries' privacy and data security laws impacts our ability to collect and use personal information, increases our legal compliance costs and may expose us to liability.

We have incurred, and will continue to incur, expenses to comply with privacy and security standards and protocols imposed by law, regulation, industry standards or contractual obligations. Increased domestic or international regulation of data utilization and distribution practices could require us to modify our operations and incur significant additional expense, which could have a material adverse effect on our results of operations, financial condition or business.

We could face liability for certain information we provide, including information based on data we obtain from other parties.

We may be subject to claims for securities law violations, negligence, breach of fiduciary duties or other claims relating to the information we provide. For example, individuals may take legal action against us if they rely on information we have provided and it contains an error. In addition, we could be subject to claims based upon the content that is accessible from our website through links to other websites. Moreover, we could face liability based on inaccurate information provided to us by others. Defending any such claims could be expensive and time-consuming, and any such claim could materially adversely affect our results of operations, financial condition or business.

We depend on our senior management team and other key personnel and the loss of their services could have a material adverse effect on our results of operations, financial condition or business.

We depend on the efforts, relationships and reputations of our senior management team and other key personnel, including Judson Bergman, our Chief Executive Officer, William Crager, our President, and Scott Grinis, our Chief Technology Officer, in order to successfully manage our business. We believe that success in our business will continue to be based upon the strength of our intellectual capital. The loss of the services of any member of our senior management team or of other key personnel could have a material adverse effect on our results of operations, financial condition or business.

Our operations are subject to extensive government regulation, and compliance failures or regulatory action against us could adversely affect our results of operations, financial condition or business.

The financial services industry is among the most extensively regulated industries in the United States. We operate investment advisory, broker-dealer and mutual fund businesses, each of which is subject to a specific and extensive regulatory scheme. In addition, we are subject to numerous laws and regulations of general application. It is very difficult to predict the future impact of the legislative and regulatory requirements affecting our business and our clients' businesses.

Certain of our subsidiaries are registered as "investment advisers" with the SEC under the Advisers Act and are regulated thereunder. In addition, many of our investment advisory services are conducted pursuant to the non-exclusive safe harbor from the definition of an "investment company" provided under Rule 3a-4 under the Investment Company Act. If Rule 3a-4 were to cease to be available, or if the SEC were to modify the rule or its interpretation of how the rule is applied, our business could be adversely affected. Certain of our registered investment adviser subsidiaries provide advice to mutual fund clients. Mutual funds are registered as "investment companies" under the Investment Company Act. The Advisers Act and the Investment Company Act, together with related regulations and interpretations of the SEC, impose numerous obligations and restrictions on investment advisers and mutual funds, including requirements relating to the safekeeping of client funds and securities, limitations on advertising, disclosure and reporting obligations, prohibitions on fraudulent activities, restrictions on transactions between an adviser and its clients, and between a mutual fund and its advisers and affiliates, and other detailed operating requirements, as well as general fiduciary obligations.

In addition, PBS, our broker-dealer subsidiary, is registered as a broker-dealer with the SEC and with all 50 states and the District of Columbia, and is a member of the Financial Industry Regulatory Authority ("FINRA"), a securities industry self-regulatory organization that supervises and regulates the conduct and activities of its members. Broker-dealers are subject to regulations that cover all aspects of their business, including sales practices, market making and trading among broker-dealers, use and safekeeping of customer funds and securities, capital structure, recordkeeping and the conduct of directors, officers, employees, representatives and associated persons. FINRA conducts periodic examinations of the operations of its members, including PBS. As a broker-dealer, PBS is also subject to certain minimum net capital requirements under SEC and FINRA rules. Compliance with the net capital rules may limit our ability to withdraw capital from PBS.

All of the foregoing laws and regulations are complex and we are required to expend significant resources in order to maintain our compliance with such laws and regulations. Any failure on our part to comply with these and other applicable laws and regulations could result in regulatory fines, suspensions of personnel or other sanctions, including revocation of our registration or that of our subsidiaries as an investment adviser or broker-dealer, as the case may be, which could, among other things, require changes to our business practices and scope of operations or harm our reputation, which, in turn could have a material adverse effect on our results of operations, financial condition or business.

Changes to the laws or regulations applicable to us or to our financial advisor clients could adversely affect our results of operations, financial condition or business.

We may be adversely affected as a result of new or revised legislation or regulations imposed by the Securities and Exchange Commission or other U.S. or foreign governmental regulatory authorities or self-regulatory organizations that supervise the financial markets around the world. In addition, we may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations. It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any current proposals will become law, and it is difficult to predict how any changes or potential changes could affect our business. Changes to laws or regulations could increase our potential liability in connection with the investment solutions and services that we provide. The introduction of any new laws or regulations could make our ability to comply with applicable laws and regulations more difficult and expensive. Any of the foregoing could have a material adverse effect on our results of operations, financial condition or business.

A deemed "change of control" of our company could require us to get the consent of our clients and a failure to do so properly could adversely affect our results of operations, financial condition or business.

Under the Advisers Act, the investment advisory agreements entered into by our investment adviser subsidiaries may not be assigned without the client's consent. Under the Investment Company Act, advisory agreements with registered funds terminate automatically upon assignment and, any assignment of an advisory agreement must be approved by the board of directors and the shareholders of the registered fund. Under the Advisers Act and the Investment Company Act, such an assignment may be deemed to occur upon a change of control of the Company. A change of control includes both gaining or losing a "controlling person". Whether someone is a controlling person for these purposes depends significantly on the specific facts and circumstances. There can be no assurance that if we undergo a change of control, we would be successful in obtaining all necessary consents or that the method by which we obtain such consents could not be challenged at a later time. If we are unable to obtain all necessary consents or if such a challenge were to be successful it could have a material adverse effect on our results of operations, financial condition or business.

We rely on exemptions from certain laws and if for any reason these exemptions were to become unavailable to us, we could become subject to regulatory action or third-party claims and our business could be materially and adversely affected.

We regularly rely on exemptions from various requirements of the Exchange Act of 1930, the Investment Company Act and the Employee Retirement Income Security Act of 1974 in conducting our activities. These exemptions are sometimes highly complex and may in certain circumstances depend on compliance by third parties whom we do not control. If for any reason these exemptions were to become unavailable to us, we could become subject to regulatory action or third-party claims and our business could be materially and adversely affected.

If government regulation of the Internet or other areas of our business changes, or if consumer attitudes toward use of the Internet change, we may need to change the manner in which we conduct our business or incur greater operating expenses.

The adoption, modification or interpretation of laws or regulations relating to the Internet or other areas of our business could adversely affect the manner in which we conduct our business. Such laws and regulations may cover sales, practices, taxes, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts, consumer protection, broadband residential Internet access and the characteristics and quality of services. Moreover, it is not clear how existing laws governing these matters apply to the Internet. If we are required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, we may be required to incur additional expenses or alter our business model, either of which could have a material adverse effect on our results of operations, financial condition or business.

We are substantially dependent on our intellectual property rights, and a failure to protect these rights could adversely affect our results of operations, financial condition or business.

We have made substantial investments in software and other intellectual property on which our business is highly dependent. We rely on trade secret, trademark and copyright laws, confidentiality and nondisclosure agreements and other contractual and technical security measures to protect our proprietary technology. Any loss of our intellectual property rights, or any significant claim of infringement or indemnity for violation of the intellectual property rights of others, could have a material adverse effect on our results of operations, financial condition or business.

None of our technologies, investment solutions or services is covered by any copyright registration, issued patent or patent application. We are the owner of eight registered trademarks in the United States, including "ENVESTNET", and we claim common law rights in other trademarks that are not registered. We cannot guarantee that:

- our intellectual property rights will provide competitive advantages to us;
- our ability to assert our intellectual property rights against potential competitors or to settle current or future disputes will not be limited by our agreements with third parties;
- our intellectual property rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak;

- any of the trademarks, copyrights, trade secrets or other intellectual property rights that we presently employ in our business will not lapse or be invalidated, circumvented, challenged or abandoned;
- our trademark applications will lead to registered trademarks; or
- competitors will not design around our intellectual property rights or develop similar technologies, investment solutions or products; or that we will not lose the ability to assert our intellectual property rights against others.

We are also a party to a number of third-party intellectual property license agreements. Some of these license agreements require us to make one-time payments or ongoing subscription payments. We cannot guarantee that the third-party intellectual property we license will not be licensed to our competitors or others in our industry. In the future, we may need to obtain additional licenses or renew existing license agreements. We are unable to predict whether these license agreements can be obtained or renewed on acceptable terms, or at all. In addition, we have granted our customers certain rights to use our intellectual property in the ordinary course of our business. Some of our customer agreements restrict our ability to license or develop certain customized technology or services within certain markets or to certain competitors of our customers. For example, our agreement with Fidelity restricts our ability to develop an enterprise-level integration or combination of products and services substantially similar to the technology platform we have developed for Fidelity. Some of our customer agreements grant our customers ownership rights with respect to the portion of the intellectual property we have developed or customized for our customers. In addition, some of our customer agreements require us to deposit the source code to the customized technology and investment solutions with a source code escrow agent, which source code may be released in the event we enter into bankruptcy or are unable to provide support and maintenance of the technology or investment solutions we have licensed to our customers. These provisions in our agreements may limit our ability to grow our business in the future.

Third parties may sue us for intellectual property infringement or misappropriation which, if successful, could require us to pay significant damages or make changes to the investment solutions or services that we offer.

We cannot be certain that our internally developed or acquired technologies, investment solutions or services do not and will not infringe the intellectual property rights of others. In addition, we license content, software and other intellectual property rights from third parties and may be subject to claims of infringement if such parties do not possess the necessary intellectual property rights to the products they license to us. The risk of infringement claims against us will increase if more of our competitors are able to obtain patents for investment solutions or services or business processes. In addition, we face additional risk of infringement or misappropriation claims if we hire an employee who possesses third party proprietary information who decides to use such information in connection with our investment solutions, services or business processes without such third party's authorization. We have in the past been and may in the future be subject to legal proceedings and claims that we have infringed or misappropriated the intellectual property rights of a third party. These claims sometimes involve patent holding companies who have no relevant product revenues and against whom our own proprietary technology may therefore provide little or no deterrence. In addition, third parties may in the future assert intellectual property infringement claims against our customers, which, in certain circumstances, we have agreed to indemnify. Any intellectual property related infringement or misappropriation claims, whether or not meritorious, could result in costly litigation and could divert management resources and attention. Moreover, should we be found liable for infringement or misappropriation, we may be required to enter into licensing agreements, if available on acceptable terms or at all, pay substantial damages or make changes to the investment solutions and services that we offer. Any of the foregoing could prevent us from competing effectively, result in substantial costs to us, divert management's attention and our resources away from our operations and otherwise harm our reputation.

If our intellectual property and proprietary technology are not adequately protected to prevent use or appropriation by our competitors, our business and competitive position would suffer.

Our future success and competitive position depend in part on our ability to protect our intellectual property rights. The steps we have taken to protect our intellectual property rights may be inadequate to prevent the misappropriation of our proprietary technology. There can be no assurance that others will not develop or patent similar or superior technologies, investment solutions or services. Unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our intellectual property rights without paying us for doing so, which could harm our business. Policing unauthorized use of proprietary technology is difficult and expensive and our monitoring and policing activities may not be sufficient to identify any misappropriation and protect our proprietary technology. In addition, third parties may knowingly or unknowingly infringe our trademarks and other intellectual property rights, and litigation may be necessary to protect and enforce our intellectual property rights. If litigation is necessary to protect and enforce our intellectual property rights, any such litigation could be very costly and could divert management attention and resources. If we are unable to protect our intellectual property rights or if third parties independently develop or gain access to our or similar technologies, investment solutions or services, our results of operations, financial condition and business could be materially adversely affected.

The use of "open source code" in investment solutions may expose us to additional risks and harm our intellectual property rights.

To a limited extent, we rely on open source code to develop our investment solutions and support our internal systems and infrastructure. While we monitor our use of open source code to attempt to avoid subjecting our investment solutions to conditions we do not intend, such use could inadvertently occur. Additionally, if a third-party software provider has incorporated certain types of open source code into software we license from such third party for our investment solutions, we could, under certain circumstances, be required to disclose the source code for our investment solutions. This could harm our intellectual property position and have a material adverse effect on our results of operations, financial condition and business.

Confidentiality agreements with employees, consultants and others may not adequately prevent disclosure of trade secrets and other proprietary information.

We have devoted substantial resources to the development of our proprietary technologies, investment solutions and services. In order to protect our proprietary rights, we enter into confidentiality agreements with our employees, consultants and independent contractors. These agreements may not effectively prevent unauthorized disclosure of confidential information or unauthorized parties from copying aspects of our technologies, investment solutions or products or obtaining and using information that we regard as proprietary. Moreover, these agreements may not provide an adequate remedy in the event of such unauthorized disclosures of confidential information and we cannot assure you that our rights under such agreements will be enforceable. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could reduce any competitive advantage we have developed and cause us to lose customers or otherwise harm our business.

Our failure to successfully integrate acquisitions could strain our resources. In addition, there are significant risks associated with growth through acquisitions, which may materially adversely affect our results of operations, financial condition or business.

We expect to grow our business by, among other things, making acquisitions. In December 2011, we completed the acquisition of FundQuest and in the first quarter of 2012 we entered into agreements to acquire Prima and Tamarac. Acquisitions involve a number of risks. They can be time-consuming and may divert management's attention from day-to-day operations. Financing an acquisition could result in dilution from issuing equity securities or a weaker balance sheet from using cash or incurring debt. Acquisitions might also result in losing key employees. In addition, we may fail to successfully complete any acquisitions. We may also fail to generate enough revenues or profits from an acquisition to earn a return on the associated purchase price.

To the extent we grow our business through acquisitions, any such future acquisitions could present a number of other risks, including:

- incorrect assumptions regarding the future results of acquired operations or assets or expected cost reductions or other synergies expected to be realized as a result of acquiring operations or assets;
- failure to integrate the operations or management of any acquired operations or assets successfully and on a timely and cost effective basis;
- insufficient knowledge of the operations and markets of acquired businesses;
- loss of key personnel;
- failure to obtain necessary customer consents or retain key customers;
- diversion of management's attention from existing operations or other priorities;
- increased costs or liabilities as a result of undetected or undisclosed legal, regulatory or financial issues related to acquired operations or assets; and
- inability to secure, on terms we find acceptable, sufficient financing that may be required for any such acquisition or investment.

In addition, if we are unsuccessful in completing acquisitions of other businesses, operations or assets or if such opportunities for expansion do not arise, our results of operations, financial condition or business could be materially adversely affected.

Our failure to successfully execute the conversion of our clients' assets from their technology platform to our platform in a timely and accurate manner could have a material adverse effect on our results of operations, financial condition or business.

When we begin working with a new client, or acquire new client assets through an acquisition or other transaction, we are required to convert the new assets from the clients' technology platform to our technology platform. These conversions present significant technological and operational challenges can be time-consuming and may divert management's attention from other operational challenges. If we fail to successfully complete our conversions in a timely and accurate manner, we may be required to expend more time and resources than anticipated, which could erode the profitability of the client relationship. In addition, any such failure may harm our reputation and may make it less likely that prospective clients will commit to working with us. Any of these risks could materially adversely affect our results of operations, financial condition or business.

Our business will suffer if we do not keep up with rapid technological change, evolving industry standards or changing requirements of clients.

We expect technological developments to continue at a rapid pace in our industry. Our success will depend, in part, on our ability to:

- continue to develop our technology expertise;
- recruit and retain skilled technology professionals;
- enhance our current investment solutions and services;
- develop new investment solutions and services that meet changing client needs;

- advertise and market our investment solutions and services;
- protect our proprietary technology and intellectual property rights; or
- influence and respond to emerging industry standards and other technological changes.

We must accomplish these tasks in a timely and cost-effective manner and our failure to do so could materially adversely affect our results of operations, financial condition or business.

We must continue to introduce new investment solutions and services and investment solution and service enhancements to address our clients' changing needs, market changes and technological developments and failure to do so could have a material adverse effect on our results of operations, financial condition or business.

The market for our investment solutions and services is characterized by shifting client demands, evolving market practices and, for some of our investment solutions and services, rapid technological change. Changing client demands, new market practices or new technologies can render existing investment solutions and services obsolete and unmarketable. As a result, our future success will continue to depend upon our ability to develop new investment solutions and services and investment solution and service enhancements that address the future needs of our target markets and respond to technological and market changes. We incurred technology development expenditures of $6.4 million, $5.6 million and $4.9 million in the years ended December, 31, 2011, 2010 and 2009, respectively. We expect that our technology development expenditures will continue at this level or they may increase in the future. We may not be able to accurately estimate the impact of new investment solutions and services on our business or how their benefits will be perceived by our clients. Further, we may not be successful in developing, introducing, marketing and licensing our new investment solutions or services or investment solution or service enhancements on a timely and cost effective basis, or at all, and our new investment solutions and services and enhancements may not adequately meet the requirements of the marketplace or achieve market acceptance. In addition, clients may delay purchases in anticipation of new investment solutions or services or enhancements. Any of these factors could materially adversely affect our results of operations, financial condition or business.

Risks Related to our Common Stock

Our share price may be volatile, and the value of an investment in our common stock may decline.

An active, liquid and orderly market for our common stock may not be sustained, which could depress the trading price of our common stock. The price of our common stock has been, and is likely to continue to be, volatile, which means that it could decline substantially within a short period of time. The market price of shares of our common stock could be subject to wide fluctuations in response to many risk factors listed in this section, many of which are beyond our control, including:

- actual or anticipated fluctuations in our financial condition and operating results;
- changes in the economic performance or market valuations of other companies engaged in providing wealth management software and services;
- loss of a significant amount of existing business;
- actual or anticipated changes in our growth rate relative to our competitors;
- actual or anticipated fluctuations in our competitors' operating results or changes in their growth rates;
- issuance of new or updated research or reports by securities analysts;
- our announcement of actual results for a fiscal period that are higher or lower than projected results or our announcement of revenue or earnings guidance that is higher or lower than expected;

- regulatory developments in our target markets affecting us, our customers or our competitors;
- fluctuations in the valuation of companies perceived by investors to be comparable to us;
- share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;
- sales or expected sales of additional common stock;
- terrorist attacks or natural disasters or other such events impacting countries where we or our customers have operations; and
- general economic and market conditions.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may cause the market price of shares of our common stock to decline. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could seriously harm our business.

Our insiders who are significant stockholders may have interests that conflict with those of other stockholders.

Our directors and executive officers, together with members of their immediate families, as a group, beneficially own, in the aggregate, approximately 26% of our outstanding capital stock as of December 31, 2011. As a result, when acting together, this group has the ability to exercise significant influence over most matters requiring our stockholders' approval, including the election and removal of directors and significant corporate transactions. The interests of our insider stockholders may not be aligned with the interests of our other stockholders and conflicts of interest may arise. In addition, the concentration of our shares may have the effect of delaying, deterring or preventing significant corporate transactions which may otherwise adversely affect the market price of our shares.

The future sale of shares of our common stock may negatively impact our stock price.

If our stockholders sell substantial amounts of our common stock, the market price of our common stock could fall. A reduction in ownership by a large stockholder could cause the market price of our common stock to fall. In addition, the average daily trading volume in our stock is relatively low. The lack of trading activity in our stock may lead to greater fluctuations in our stock price. Low trading volume may also make it difficult for stockholders to execute transactions in a timely fashion.

Certain provisions in our charter documents and agreements and Delaware law may inhibit potential acquisition bids for our company and prevent changes in our management.

Our certificate of incorporation and bylaws contains provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in management that our stockholders might deem advantageous. As a result of these provisions in our certificate of incorporation, the price investors may be willing to pay for shares of our common stock may be limited.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which imposes certain restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock.

We do not currently intend to pay dividends on our common stock for the foreseeable future and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We do not anticipate paying any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our headquarters are located in Chicago, Illinois, and consist of approximately 38,000 square feet of leased space. We also lease office space in Denver, Colorado; New York, New York; Sunnyvale, California; Boston, Massachusetts; Landis, North Carolina and two locations in Trivandrum, India. We believe that our office facilities are adequate for our immediate needs and that additional or substitute space is available if needed to accommodate the foreseeable growth of our operations.

Item 3. Legal Proceedings

We are involved in litigation arising in the ordinary course of our business. We do not believe that the outcome of any of these proceedings, individually or in the aggregate, would, if determined adversely to us, have a material adverse effect on our results of operations, financial condition or business.

Item 4. Mine Safety Disclosures

This section is not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

(a) Market Information

Our common stock is listed on the New York Stock Exchange.

The following table sets forth, for the periods indicated, the high and low closing sale prices of our common stock as reported in the consolidated reporting system for the New York Stock Exchange Composite Transactions. The Company was first listed on the New York Stock Exchange beginning July 29, 2010. Therefore, all periods prior to that date are not applicable.

	2010
Quarter ended March 31, 2010	N/A
Quarter ended June 30, 2010	N/A
Quarter ended September 30, 2010	$12.05 to $9.90
Quarter ended December 31, 2010	$17.09 to $11.10
	2011
Quarter ended March 31, 2011	$16.78 to $11.91
Quarter ended June 30, 2011	$15.02 to $12.99
Quarter ended September 30, 2011	$14.94 to $9.67
Quarter ended December 31, 2011	$12.24 to $9.60

(b) Holders

The approximate number of common stockholders was 84 as of March 5, 2012.

(c) Dividends

We have not paid dividends for the most recent two years.

Common Stock

As of December 31, 2011, we had 500,000,000 common shares authorized at a par value of $0.005, of which 31,810,726 shares were outstanding.

Preferred Stock

As of December 31, 2011, we had 50,000 preferred shares authorized at a par value of $0.001, of which no shares were outstanding.

(d) Annual Meeting of Shareholders

Our annual meeting of shareholders will be held on May 17, 2012, in Chicago, Illinois.

(e) Stock Performance Graph

The following graph compares the cumulative return to stockholders on our common stock relative to the cumulative total returns of the Russell® 2000 Index and The S&P North American Technology-Services Index™ from the effective date of our initial public offering on July 28, 2010 through December 31, 2011. In calculating total annual stockholder return, reinvestment of dividends, if any, is assumed. The indices are included for comparative purposes only. This graph is not "soliciting material," is not deemed filed with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act of 1933, as amended, or the Exchange Act, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

17 MONTH STOCK PERFORMANCE GRAPH


$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$-
7/28/10
12/31/10
12/31/11
Envestnet
Russell 2000 Index
S&P North American Technology-Services Index™

	7/28/10	12/31/10	12/31/11
Envestnet	$ 100	$ 190	$ 133
Russell 2000 Index	$ 100	$ 119	$ 110
S&P North American Technology-Services Index™	$ 100	$ 112	$ 126

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

(f) Recent Sales of Unregistered Securities

None

(g) Issuer Purchases of Equity Securities

None

(h) Securities Authorized for Issuance Under Equity Compensation Plan

For a description of securities authorized under our equity compensation plans, see note 14 to the notes to the consolidated financial statements in Part II, Item 8.

Item 6. Selected Financial Data

Consolidated Statements of Operations

	Year ended December 31,				
	2011	2010	2009	2008	2007
	(In thousands, except for share and per share information)				
Revenues:					
Assets under management or administration	$ 99,236	$ 75,951	$ 56,857	$ 71,738	$ 71,442
Licensing and professional services	23,942	22,101	21,067	20,104	10,027
Total revenues	123,178	98,052	77,924	91,842	81,469
Operating expenses:					
Cost of revenues	42,831	31,444	24,624	34,604	34,541
Compensation and benefits	40,305	37,027	28,763	28,452	23,250
General and administration	21,856	21,607	15,726	15,500	12,135
Depreciation and amortization	6,376	5,703	4,499	3,538	2,914
Restructuring charges	434	961	-	-	-
Total operating expenses	111,802	96,742	73,612	82,094	72,840
Income from operations	11,376	1,310	4,312	9,748	8,629
Total other income (expense)	(796)	(403)	(3,368)	115	1,159
Income before income tax provision (benefit)	10,580	907	944	9,863	9,788
Income tax provision (benefit)	2,975	1,533	1,816	4,608	(13,156)
Net income (loss)	7,605	(626)	(872)	5,255	22,944
Less preferred stock dividends	-	(422)	(720)	(203)	-
Less net income allocated to participating convertible preferred stock	-	-	-	(2,406)	(10,886)
Income (loss) attributable to common shareholders	$ 7,605	$ (1,048)	$ (1,592)	$ 2,646	$ 12,058
Net income (loss) per share attributable to common stockholders					
Basic	$ 0.24	$ (0.05)	$ (0.12)	$ 0.20	$ 0.91
Diluted	$ 0.23	$ (0.05)	$ (0.12)	$ 0.19	$ 0.91
Weighted average common shares outstanding:					
Basic	31,643,390	20,805,911	12,910,998	13,354,845	13,213,503
Diluted	32,863,834	20,805,911	12,910,998	13,354,845	13,213,503

Consolidated Balance Sheet Data

	December 31,				
	2011	2010	2009	2008	2007
	(In thousands)				
Cash and cash equivalents	$ 64,909	$ 67,668	$ 31,525	$ 28,445	$ 25,255
Working capital	61,642	62,979	27,262	21,405	15,168
Goodwill and intangible assets	34,448	3,361	3,261	4,331	5,402
Total assets	137,702	141,868	74,064	71,257	64,256
Stockholders' equity	115,639	102,319	57,252	57,589	49,158

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Envestnet, Inc. is a leading independent provider of integrated wealth management software and services to financial advisors and institutions. Envestnet AdvisorSuite software empowers advisors to better manage client outcomes and strengthen their practice. Envestnet also offers advanced portfolio solutions through its Envestnet|PMC group. Envestnet|Vantage gives advisors an in-depth view of clients' various investments, empowering them to give holistic, personalized advice. By integrating a wide range of investment solutions and services, our Web-based technology platform provides financial advisors with the flexibility to address their clients' needs. We work with financial advisors who are independent, as well as those who are associated with financial advisory firms and financial institutions, which we refer to as enterprise clients. We focus our technology development efforts and our sales and marketing approach on addressing financial advisors' front-, middle- and back-office needs. We believe our investment solutions and services allow financial advisors to be more efficient and effective in the activities critical to their businesses by facilitating client interactions, supporting and enhancing portfolio management and analysis, and enabling reliable account support and administration. In addition, we are not controlled by a financial institution, broker-dealer or other entity operating in the securities or wealth management industry, which we believe affords us a greater level of independence and impartiality.

Our centrally-hosted technology platform provides financial advisors with the flexibility to choose freely among a wide range of investment solutions, services, investment managers and custodians to identify those that are most appropriate for their clients. Given the flexibility of choice it provides, we refer to our technology platform as having "open architecture". In addition, our technology platform allows us to add new or upgrade existing features and functionality as the industry and financial advisors' needs evolve. Our technology platform provides financial advisors with the following:

- A series of integrated services to help them better serve their clients, including risk assessment and selection of investment strategies, asset allocation models, research and due diligence, portfolio construction, proposal generation and paperwork preparation, model management and account rebalancing, account monitoring, customized fee billing, overlay services covering asset allocation, tax management and socially responsible investing, aggregated multi-custodian performance reporting and communication tools, as well as access to a wide range of leading third-party asset custodians;
- Web-based access to a wide range of technology-enabled investment solutions, including:
  - separately managed accounts, or SMAs, which allow advisors to offer their investor clients a customized, professionally managed portfolio of securities with a personalized tax basis;
  - unified managed accounts, or UMAs, which are similar to SMAs but allow the advisor to use different types of investment vehicles in one account;
  - mutual funds and portfolios of exchange-traded funds, or ETFs; and
  - advisor as portfolio manager, or APM, where advisors create, implement and maintain their own investment portfolio models to address specific client needs; and
- Access to a broad range of investment managers and investment strategists, as well as to our internal investment management and portfolio consulting group, Envestnet|PMC.

Envestnet|PMC primarily engages in consulting services aimed at providing financial advisors with additional support in addressing their clients' needs, as well as the creation of proprietary investment solutions and products. Envestnet|PMC's investment solutions and products include managed account and multi-manager portfolios, mutual fund portfolios and ETF portfolios.

Revenues

Overview

We earn revenues primarily under two pricing models. First, a majority of our revenues is derived from fees charged as a percentage of the assets that are managed or administered on our technology platform by financial advisors. These revenues are recorded under revenues from assets under management or administration. Our asset-based fees vary based on the types of investment solutions and services that financial advisors utilize. Asset-based fees accounted for approximately 80%, 77% and 73% of our total revenues for the years ended December 31, 2011, 2010 and 2009, respectively. In future periods, the percentage of our total revenues attributable to asset-based fees is expected to vary based on fluctuations in securities markets, whether we enter into significant license agreements, the mix of assets under management, or AUM, and assets under administration, or AUA, and other factors. As of December 31, 2011, approximately $70 billion of investment assets subject to asset-based fees were managed or administered utilizing our technology platform by approximately 13,900 financial advisors through approximately 341,000 investor accounts.

Second, we generate revenues from recurring, contractual licensing fees for providing access to our technology platform, generally from a small number of enterprise clients. These revenues are recorded under revenues from licensing and professional services. Licensing fees are generally fixed in nature for the contract term and are based on the level of investment solutions and services provided, rather than on the amount of client assets on our technology platform. Licensing fees accounted for 16%, 20% and 24% of our total revenues for the years ended December 31, 2011, 2010 and 2009. Fees received in connection with professional services accounted for the remainder of our total revenues. As of December 31, 2011, approximately $70 billion of investment assets for which we receive licensing fees for utilizing our technology platform were serviced by approximately 5,700 financial advisors through approximately 588,000 investor accounts.

The following table provides information regarding the amount of assets utilizing our platform, financial advisors and investor accounts in the periods indicated.

	As of December 31,		
	2011	2010	2009
	(in millions except accounts and advisors data)		
Platform Assets			
Assets Under Management (AUM)	$ 22,936	$ 14,486	$ 9,660
Assets Under Administration (AUA)	47,148	49,202	27,931
Subtotal AUM/A	70,084	63,688	37,591
Licensing	69,514	75,668	51,450
Total Platform Assets	**$ 139,598**	**$ 139,356**	**$ 89,041**
Platform Accounts			
AUM	124,636	65,663	48,541
AUA	216,038	241,162	126,634
Subtotal AUM/A	340,674	306,825	175,175
Licensing	588,038	603,950	510,865
Total Platform Accounts	**928,712**	**910,775**	**686,040**
Advisors			
AUM/A	13,887	13,833	8,408
Licensing	5,709	7,746	5,542
Total Advisors	**19,596**	**21,579**	**13,950**

Revenues from assets under management or administration

We generally charge our customers fees based on a higher percentage of the market value of AUM than the fees we charge on the market value of AUA, because we provide fiduciary oversight and/or act as the investment advisor in connection with assets we categorize as AUM. The level of fees varies based on the nature of the investment solutions and services we provide, as well as the specific investment manager, fund and/or custodian chosen by the financial advisor. A portion of our revenues from assets under management or administration include costs paid by us to third parties for sub-advisory, clearing, custody and brokerage services. These expenses are recorded under cost of revenues. We do not have fiduciary responsibility in connection with AUA and, therefore, charge lower fees on these assets. Our fees for AUA vary based on the nature of the investment solutions and services we provide.

For over 85% of our revenues from assets under management or administration, we bill customers at the beginning of each quarter based on the market value of customer assets on our technology platform as of the end of the prior quarter. For example, revenues from assets under management or administration recognized during the fourth quarter of 2011 were primarily based on the market value of assets as of September 30, 2011. Our revenues from assets under management or administration are generally recognized ratably throughout the quarter based on the number of days in the quarter.

Our revenues from assets under management or administration are affected by the amount of new assets that are added to existing and new client accounts, which we refer to as gross sales, and the amount of assets that are withdrawn from client accounts, which we refer to as redemptions. We refer to the difference between asset in-flows and outflows as net flows. Positive net flows indicate that the market value of assets added to client accounts exceeds the market value of assets that have been withdrawn from client accounts.

Our revenues from assets under management or administration are also affected by changes in the market values of securities held in client accounts due to fluctuations in the securities markets. Certain types of securities have historically experienced greater market price fluctuations, such as equity securities, than other securities, such as fixed income securities, though in any given period the nature of securities that experience the greatest fluctuations may vary. For example, from October 2007 to March 2009, the equity markets, as measured by the value of the S&P 500 index, declined in value by approximately 57%, which significantly contributed to the 37% decrease in our revenues from assets under management or administration between the fourth quarter of 2007 and the second quarter of 2009.

The following table provides information regarding the degree to which gross sales, redemptions, net flows and changes in the market values of assets contributed to changes in AUM or AUA in the periods indicated.

	Asset Rollforward - 2011						
	As of 12/31/10	**Gross Sales**	**Redemp-tions**	**Net Flows**	**Market Impact**	**FundQuest**	**As of 12/31/11**
			(in millions except account data)				
Assets under Management (AUM)	$ 14,486	$ 7,737	$ (4,795)	$ 2,942	$ (317)	$ 5,825	$ 22,936
Assets under Administration (AUA)	49,202	24,873	(18,537)	6,336	(1,089)	(7,301)	47,148
Subtotal AUM/A	**$ 63,688**	**$ 32,610**	**$(23,332)**	**$ 9,278**	**$(1,406)**	**$(1,476)**	**$ 70,084**
Fee-Based Accounts	*306,825*	*135,963*	*(92,060)*	*43,903*		*(10,054)*	*340,674*

On December 13, 2011, we closed on our acquisition of FundQuest. At that time, $5.8 billion of FundQuest assets previously reported as AUA were reclassified to AUM. Also during the fourth quarter, one of FundQuest's clients with $1.5 billion in assets transitioned to licensing for a flat fee and is no longer reflected in AUA as of December 31, 2011.

	Asset Rollforward - 2010					
	As of 12/31/09	**Gross Sales**	**Redemp-tions**	**Net Flows**	**Market Impact**	**As of 12/31/10**
	(in millions except account data)					
Assets under Management (AUM)	$ 10,269	$ 6,788	$ (3,541)	$ 3,247	$ 970	$ 14,486
Assets under Administration (AUA)	27,322	30,957	(12,165)	18,792	3,088	49,202
Subtotal AUM/A	**$ 37,591**	**$ 37,745**	**$(15,706)**	**$ 22,039**	**$4,058**	**$ 63,688**
Fee-Based Accounts	*175,175*	*185,347*	*(53,697)*	*131,650*		*306,825*

The mix of assets under management and assets under administration was as follows for the periods indicated:

	December 31,		
	2011	**2010**	**2009**
Assets under management (AUM)	33%	23%	26%
Assets under administration (AUA)	67%	77%	74%
	100%	100%	100%

We expect the percentage of AUM and AUA will fluctuate in future periods. The nature and type of services requested by our customers are the key drivers in determining whether customer assets are classified as AUM or AUA. Therefore, we do not have direct control over the mix of AUM and AUA.

Revenues from licensing and professional services fees

Our revenues received under license agreements are recognized over the contractual term. To a lesser degree we also receive revenues from professional services fees by providing customers with certain technology platform software development services. In the years ended December 31, 2011, 2010 and 2009, our revenues from professional services fees were $3.8 million, $2.9 million and $2.4 million respectively. These revenues are generally recognized under a proportional performance model utilizing an output based approach. Our contracts have fixed prices, and generally specify or quantify interim deliverables.

We may enter into license agreements in future periods if requested by our customers and commercially attractive to us.

Expenses

The following is a description of our principal expense items.

Cost of revenues

Cost of revenues primarily include expenses related to our receipt of sub-advisory and clearing, custody and brokerage services from third parties. The largest component of cost of revenues, sub-advisory fees paid to third party investment managers, relates only to AUM since a sub-advisor is not utilized in connection with AUA.

Clearing, custody and brokerage services are provided by third-party providers. These expenses are typically calculated based upon a contractual percentage of the market value of assets held in customer accounts measured as of the end of each fiscal quarter and are recognized ratably throughout the quarter based on the number of days in the quarter.

Compensation and benefits

Compensation and benefits expenses primarily relate to employee compensation, including salaries, commissions, non-cash stock-based compensation, incentive compensation, benefits and employer-related taxes.

General and administration

General and administration expenses include occupancy costs and expenses relating to communications services, research and data services, website and system development, marketing, professional and legal services and travel and entertainment.

Depreciation and amortization

Depreciation and amortization expenses include depreciation and amortization related to:

- fixed assets, including computer equipment and software, leasehold improvements, office furniture and fixtures and other office equipment;
- internally developed software; and
- intangible assets, primarily related to customer lists, the value of which was capitalized in connection with our prior acquisitions.

Furniture and equipment is depreciated using the straight-line method based on the estimated useful lives of the depreciable assets. Leasehold improvements are amortized using the straight-line method over their estimated economic useful lives or the remaining lease term, whichever is shorter. Improvements are capitalized, while repairs and maintenance costs are recorded as expenses in the period they are incurred. Assets are tested for recoverability whenever events or circumstances indicate that the carrying value of the assets may not be recoverable.

Internally developed software is amortized on a straight-line basis over its estimated useful life. We evaluate the useful lives of these assets on an annual basis and test for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Intangible assets are depreciated using an accelerated basis over their estimated economic useful lives and are reviewed for possible impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

2011 Developments

FundQuest Agreement

On December 13, 2011 we acquired all of the outstanding shares of FundQuest for total consideration of $28.7 million. FundQuest, operating as Envestnet Portfolio Solutions, Inc., provides managed account programs, overlay portfolio management, mutual funds, institutional asset management and investment consulting to registered investment advisors, independent advisors, broker-dealers, banks and trust organizations. Upon closing of the transaction, the existing platform services agreement between us and FundQuest was terminated (see notes 3 and 4 to the notes to the audited financial statements) and approximately $5.8 billion of the FundQuest's assets were reclassified to assets under management from assets under administration. In addition, one of FundQuest's clients with $1.5 billion in assets transitioned to licensing from assets under administration.

Fidelity Agreement

For the years ended December 31, 2011, 2010 and 2009, revenues associated with our relationship with our single largest client, Fidelity, accounted for 28%, 31% and 31%, respectively, of our total revenues. As of December 31, 2011, we renegotiated a five year license agreement with Fidelity which resulted in a reduction in our current license fee revenue. In addition, as a part of the renegotiated agreement, we will continue to receive ongoing platform services fees through the Fidelity relationship based upon asset based fees. Management anticipates that projected increases in asset based fees will offset the aforementioned reduction in license fees by the end of fiscal 2012. However, no assurance can be given that the projected increases in asset based fees will offset the reduction in license fees.

2012 Developments

Prima Capital Holding, Inc. Agreement

On February 9, 2012 we entered into a stock purchase agreement with the shareholders of Prima to acquire all of the outstanding shares of Prima for cash consideration of approximately $13.75 million, subject to certain post-closing adjustments. Prima provides investment management due diligence, research applications, asset allocation modeling and multi-manager porfolios to the wealth management and retirement industries. Prima's clientele includes seven of the top 20 banks in the U.S. as measured by total assets, independent RIAs, regional broker-dealers, family offices and trust companies. We anticipate closing this transaction in the first half of 2012.

Tamarac, Inc. Agreement

On February 16, 2012 we entered into a merger agreement with Tamarac. A newly formed subsidiary of Envestnet will merge with and into Tamarac, and Tamarac will become a wholly owned subsidiary of Envestnet. Under the terms of the Agreement, total cash consideration will be approximately $54.0 million in cash for all of the outstanding stock of Tamarac, subject to certain post-closing adjustments. We have also agreed to establish a management incentive plan funded by $7.0 million of shares of common stock for the benefit of certain employees of Tamarac. Such shares will be distributed at pre-established intervals, but in no event later than May 15, 2015, based upon Tamarac meeting certain financial targets and will be subject to additional vesting requirements. Tamarac is a provider of sophisticated portfolio management technology that enables RIA's to efficiently deliver customized individual account management to their clients. We anticipate closing this transaction in the first half of 2012.

Critical Accounting Policies

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States, or U.S. GAAP. The accounting policies described below require management to apply significant judgment in connection with the preparation of our consolidated financial statements. In particular, judgment is applied to determine the appropriate assumptions to be used in calculating estimates that affect certain reported amounts in our consolidated financial statements. These estimates and assumptions are based on historical experience and on various other factors that we believe to be reasonable under the circumstances. If different estimates or assumptions were used, our results of operations, financial condition and cash flows could have been materially different than those reflected in our consolidated financial statements. For additional information regarding our critical accounting policies, see note 2 to the notes to the audited consolidated financial statements.

Revenue recognition

We recognize revenues when all four of the following criteria have been met:

- Persuasive evidence of an arrangement exists;
- The product has been delivered or the service has been performed;
- The fee is fixed or determinable; and
- Collectability is reasonably assured.

Types of revenues

We generate revenues from assets under management or administration and from licensing and professional service fees. Revenues from assets under management or administration are generated from fees based on a contractual percentage of assets under management or administration valued at each quarter-end. These fees are generally collected at the beginning of a quarter in advance based upon the previous quarter-end values. In less than 15% of our contracts, fees are collected at the end of the quarter based upon the average daily balance. The contractual fee percentages vary based upon the level and type of services we provide to our customers. Pursuant to the contracts with our customers, we calculate our fees based on the asset values in the customer's account, without making any judgment or estimates. None of our fees are earned pursuant to performance-based or other incentive-based arrangements.

We generate revenues from licensing fees pursuant to recurring contractual fixed-fee agreements, principally with a portion of our enterprise clients. Our licensing fees vary based on the type of services we provide. We generate revenues from professional service fees by providing customers with customized technology platform software development services. These revenues are received pursuant to contracts that detail the nature of the services to be provided by us, the estimated number of hours such work will require and the total contract fee amount.

Recognition of revenues

Application of the applicable accounting principles of U.S. GAAP requires us to make judgments and estimates in connection with the measurement and recognition of revenues. Revenues are recognized in the period in which the related services are provided. In certain cases, management is required to determine whether revenues should be recognized in an amount equal to the gross fees we receive or as a net amount reflecting the payment of expenses to third-parties, such as sub-advisors and custodians, that provide services to us in connection with certain of our financial advisors' client accounts. When fees are collected for sub-advisory, clearing, custody or brokerage services in circumstances where we do not have a direct contract with the third-party provider, the fees are recorded as revenue on a net basis. Fees we received in advance of the performance of services are recorded as deferred revenues on our consolidated balance sheets and are recognized as revenues when earned, generally over three months.

Revenues from licensing are recognized over the contractual term. Contracts with nonstandard terms and conditions may require contract interpretation to determine the appropriate revenue recognition policy to apply.

Revenues from professional services are recognized under a proportional performance model utilizing an output based approach. Our contracts have fixed prices, and generally specify or quantify interim deliverables.

Our revenue recognition is also affected by our judgment in determining appropriate allowances for uncollectible receivables. We consider customer-specific information related to delinquent accounts and past lost experience, as well as current economic conditions in establishing the amount of the allowance.

Customer inducements

In certain instances, we have entered into agreements which include inducement payments to the customer. In accordance with U.S. GAAP, inducement payments made to customers are capitalized and amortized against revenue on a straight-line basis over the term of the agreement. Customer inducement assets are reviewed for impairment whenever events or circumstances occur that may impact the fair value of these assets.

Internally developed software

Costs relating to internally developed software that are incurred in the preliminary stages of development are expensed as incurred. Management determines when projects have met the criteria of the application development stage. This typically occurs when the conceptual formulation and evaluation of software functionality are finalized.

Once work on a software application has passed the preliminary stages, internal and external costs, if direct and incremental, are capitalized until the software application is substantially complete and ready for its intended use. These costs include expenditures related to software design, technical specifications, coding, installation of hardware and parallel testing. We cease capitalizing these costs upon completion of all substantial testing of the software application.

We also capitalize costs related to specific upgrades and enhancements of our internally developed software when we conclude that it is probable that the expenditures will result in additional functionality. Our maintenance and training costs are expensed as incurred.

As of December 31, 2011 and 2010, we had net capitalized internally developed software of $3.5 million and $3.6 million, respectively. We capitalized $1.5 million, $1.3 million and $1.3 million in internally developed software during the years ended December 31, 2011, 2010 and 2009, respectively.

Internally developed software is amortized on a straight-line basis over its estimated useful life. We evaluate the useful lives of these assets on an annual basis and test for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. There were no impairments to internally developed software during the years ended December 31, 2011, 2010 and 2009.

Non-cash stock-based compensation expense

Since our 2004 Stock Incentive Plan and 2010 Long-Term Incentive Plan were adopted, stock options have been an important component of our compensation structure. We expect that this will continue to be the case in the future. Our Board of Directors is responsible for determining the timing and magnitude of all stock options and restricted stock grants. Prior to our initial public offering on July 28, 2010, our Board of Directors, was responsible for determining the fair value of our common stock on the date of each stock option grant. The Board of Directors had delegated certain of its responsibilities to the Compensation Committee of the Board of Directors and certain members of management. As required under our 2004 Stock Incentive Plan and our 2010 Long-Term Incentive Plan, all of our stock options are granted with exercise prices at or above the fair value of our common stock on the grant date.

The following table provides information regarding stock options and restricted stock granted for January 1, 2009 through December 31, 2011:

Date	Shares	Stock Price	Exercise Price	Intrinsic Value As of December 31, 2011
Options:				
2/16/2009	1,000	$ 7.85	$ 7.85	$ 4.11
4/8/2009	8,230	7.85	7.85	4.11
5/15/2009	232,732	7.15	7.15	4.81
7/6/2009	10,000	7.15	7.15	4.81
11/16/2009	12,000	11.50	11.50	0.46
2/22/2010	71,000	13.45	13.45	-
7/28/2010	1,885,390	9.00	9.00	2.96
9/1/2010	2,000	10.25	10.25	1.71
9/30/2010	33,600	10.46	10.46	1.50
2/14/2011	50,000	12.93	12.93	-
2/28/2011	384,833	12.55	12.55	-
3/1/2011	2,500	12.34	12.34	-
12/14/2011	49,500	10.40	10.40	1.56
Restricted Stock:				
2/28/2011	67,224	12.55	N/A	N/A
12/14/2011	10,000	10.40	N/A	N/A

Prior to our initial public offering in July 2010, there was no market for our common stock and therefore no readily available price to reference when determining the fair value of our common stock in connection with the granting of stock options. The value of our common stock was dependent upon our company valuation and, as described below, we had periodically obtained independent valuations and performed internal valuations of our common stock. In each case, such valuations had been performed contemporaneously and we had determined the fair market value of our company in conformity with commonly accepted corporate valuation techniques and methodologies.

Prior to our initial public offering, we generally had obtained contemporaneous independent valuations at least annually and at the time of broad-based option grants, such as on May 15, 2009. For our internal valuations, we applied the same approach and methodology used by the independent valuation firm. For any option grants made between quarterly valuations of our common stock, our Board of Directors assessed all available information in determining whether the stock price in effect at the time of the grant should otherwise be adjusted. As a private company, we had performed our quarterly valuations such that they were effective approximately 45 days following the end of each calendar quarter to approximate the date upon which, if we were a reporting company, we would be required to disclose to the public through filings with the Commission our financial performance and associated operating metrics, which include assets under management and administration. Until such date, any information about a given quarter's financial performance, ending asset values, and other information that could be deemed material to investors, would not be known to the public even if we were a reporting company and therefore is not included in the valuation of our common stock during interim periods.

In the specific cases of option grants made after the dates of our quarterly valuations during the period under review, our Board of Directors concluded that no adjustment should have been made to the most recent valuation of our common stock based on its assessment that, had we been a reporting company, no new material information would have been available to the public since the date of the prior valuation of our common stock.

Prior to our initial public offering, our company valuation, whether prepared by an independent valuation firm or performed internally, considered an income approach, also known as a discounted cash flow analysis, incorporating our historical and expected financial performance, the relevant market and industry and economic trends. Our valuation also considered a market approach, including recent capital transactions involving either our company or comparable companies, and comparable public-company valuations. The resulting calculation assigned a value for 100% of our company's equity on a marketable equivalent, non-controlling interest basis. We considered, but did not include, an asset approach, as we did not believe the book value of our assets provides meaningful input into our expected revenue and earnings, or the value of our company.

We believe the value of our common stock had the potential to change each fiscal quarter in the normal course of our business, since the majority of our total revenues earned in a given quarter are calculated based on the value of AUM and AUA as of the end of the previous fiscal quarter. These revenues, and our historical resulting projections for earnings and cash flow, were inherently subject to fluctuations from quarter to quarter.

Accordingly, prior to our initial public offering, we calculated the value of our common stock at least once each fiscal quarter. The historical quarterly valuations did at times fluctuate significantly as the market value of our assets under management or administration drives our near term financial results and longer term projections. The value of our common stock could also change if a material financing transaction or other significant event occured within a given fiscal quarter. In such circumstances we performed an additional valuation of our common stock at the time of the transaction or event, using the same valuation methodology that was utilized in connection with our quarterly valuations.

After we determined a value for our company, we allocated the value to each class of our shares, including our common stock. Our value allocation methodology applies the principles set forth in the AICPA Practice Aid—Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. The Practice Aid defines appropriate methods to allocate enterprise value to common shares when multiple share classes exist. Based on various factors, including the stage of a company's life and the timing and likelihood of various liquidity events, one method of allocation may be more appropriate than the others. We considered, but did not use, the probability-weighted expected return method due to the number of assumptions for each scenario that are difficult to estimate, and the fact that our most likely liquidation event was an initial public offering. Additionally, we did not apply the liquidation method because, as the Practice Aid indicates, it would be inappropriate for a later-stage company such as ours to use that method to allocate value to the various share classes. Furthermore, the more imminent a liquidity event becomes, the more aligned the liquidation model and option pricing model become in attributing value to each share class. Accordingly, we used the option pricing method, as defined in the Practice Aid, which treats each class of equity as having a "call option" on the enterprise value. The option pricing method considers the economic preferences and other rights attributable to each share class, resulting in a price for each of our share classes, including our common stock. Our valuations of our common stock also reflected a discount for lack of marketability, adjusted over time to reflect the expected likelihood and timing of a liquidity event subsequent to each valuation date. No other discounts were applied in determining the value of our common stock.

During 2009 and through the date our initial public offering on July 28, 2010, we performed the following contemporaneous valuations of our common stock:

Date	Fair Value of Common Stock
2/15/2009	$ 7.85
5/15/2009	7.15
8/15/2009	9.90
11/15/2009	11.50
2/15/2010	13.45

As described above, the assets under management or administration on our technology platform at the end of a given quarter have a significant impact on our short- and long-term financial projections and resulting valuation. For example, the valuation conducted on May 15, 2009 incorporated financial projections based on assets under management or administration as of March 31, 2009. The value of those assets was 6% below the value of the assets as of December 31, 2008. This contributed to the decline in the estimated fair value of our common stock between periods. Conversely, assets under management or administration increased 16% between March 31, 2009 and June 30, 2009, contributing to an increase in the estimated fair value of our common stock between May 15, 2009 and August 15, 2009. In addition, assets under management or administration increased 15% between June 30, 2009 and September 30, 2009, which contributed to the increase in the fair value of our common stock between August 15, 2009 and November 15, 2009. A 4% increase in assets under management or administration between September 30, 2009 and December 31, 2009, as well as the platform services agreement signed with FundQuest in February of 2010, contributed to the increase in the fair value of our common stock between November 15, 2009 and February 15, 2010. The decrease between the fair value of our common stock on November 15, 2009 and February 15, 2010 and the initial public offering price was principally attributable to volatility in the trading prices of the common stock of comparable companies and the difficult conditions in the market for initial public offerings at and immediately prior to our determination of the initial public offering price. Other factors, such as updated financial projections not related to changes in our assets under management or administration, as well as fluctuations in the value of comparable publicly-traded companies, also contributed to the differences in the estimated fair value of our common stock between periods.

Since our initial public offering on July 28, 2010, we have not performed internal valuations or obtained independent valuations in order to determine the Company's stock price to reference when determining the fair value of our common stock in connection with the granting of stock options or restricted stock.

Non-cash stock-based compensation expense for stock option and restricted stock grants is estimated at the grant date based on each grant's fair value, calculated using the Black-Scholes option pricing model. Compensation and benefits expenses are recognized over the vesting period for each grant. The fair value of our stock options and the resulting expenses are based on various assumptions, including the expected volatility of our stock price, the expected term of the stock options, estimated forfeiture rates and the risk-free interest rate. The use of different assumptions would result in different fair values and compensation and benefits expenses for our option grants.

Business Combinations

We account for business combinations under the purchase accounting method. The cost of an acquired company is assigned to the tangible and intangible assets purchased and the liabilities assumed on the basis of their fair values at the date of acquisition. The determination of fair values of assets and liabilities acquired requires us to make estimates and use valuation techniques when market value is not readily available. Any excess of purchase price over the fair value of the tangible and intangible assets acquired is allocated to goodwill. The transaction costs associated with business combinations are expensed as they are incurred.

Income taxes

We are subject to income taxes in the United States and India. Significant judgment is required in evaluating our tax positions and determining our provision for income taxes.

We use the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized under income tax provision in the period that includes the enactment date. We record a valuation allowance to reduce deferred tax assets to an amount that we determine is more-likely-than-not to be realized in the future.

In our ordinary course of business, we may enter into transactions for which the ultimate tax determination is uncertain. In such cases, we establish reserves for tax-related uncertainties based on our estimates of whether, and the extent to which, additional taxes will be due. The reserves are established when we believe that certain positions are likely to be challenged and may not be fully sustained on review by tax authorities. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or refinement of an estimate. Although we believe our reserves are reasonable, no assurance can be given that the final outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will be reflected in our provision for income taxes. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate.

Significant judgment is also required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, we consider all available evidence, including past operating results, estimates of future taxable income and the feasibility of tax planning strategies. In the event that we change our determination as to the amount of deferred tax assets that can be realized, we will adjust our valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

Our effective tax rates differ from the statutory rates primarily due to adjustments in valuation allowances, state income taxes and changes in rates. Our provision for income taxes varies based on, among other things, changes in the valuation of our deferred tax assets and liabilities, the tax effects of non-cash stock-based compensation or changes in applicable tax laws, regulations and accounting principles or interpretations thereof.

As of December 31, 2011, we had net operating loss carryforwards for federal and state income tax purposes of $22.2 million and $35.4 million, respectively, available to reduce future income subject to income taxes. The federal and state net operating loss carryforwards expire through 2030.

We are subject to examination of our income tax returns by the U.S. Internal Revenue Service and other tax authorities. We assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. There can be no assurance that the outcomes from these examinations will not have a material adverse effect on our results of operations, financial condition and cash flows.

Results of Operations

Year ended December 31, 2011 compared to year ended December 31, 2010

	Year Ended December 31,		Increase (Decrease)	
	2011	2010	Amount	%
	(In thousands)			
Revenues:				
Assets under management or administration	$ 99,236	$ 75,951	$ 23,285	31%
Licensing and professional services	23,942	22,101	1,841	8%
Total revenues	123,178	98,052	25,126	26%
Operating expenses:				
Cost of revenues	42,831	31,444	11,387	36%
Compensation and benefits	40,305	37,027	3,278	9%
General and administration	21,856	21,607	249	1%
Depreciation and amortization	6,376	5,703	673	12%
Restructuring charges	434	961	(527)	-55%
Total operating expenses	111,802	96,742	15,060	16%
Income from operations	11,376	1,310	10,066	*
Other income (expense):				
Interest income	77	149	(72)	-48%
Interest expense	(786)	(564)	(222)	39%
Other income	1,100	-	1,100	*
Other expense	(1,183)	-	(1,183)	*
Unrealized gain (loss) on investments	(4)	12	(16)	-133%
Total other (expense)	(796)	(403)	(393)	98%
Income before income tax provision	10,580	907	9,673	*
Income tax provision	2,975	1,533	1,442	94%
Net income (loss)	$ 7,605	$ (626)	$ 8,231	*

* Not meaningful.

Revenues

Total revenues increased 26% from $98.1 million in 2010 to $123.2 million in 2011. The increase was primarily due to an increase in revenues from assets under management or administration of $23.2 million. Revenues from assets under management or administration comprised 80% and 77% of total revenue in 2011 and 2010, respectively.

Assets under management or administration

Revenues earned from assets under management or administration increased 31% from $76.0 million in 2010 to $99.2 million in 2011. This increase was primarily due to an increase in asset values applicable to our quarterly billing cycles in 2011, relative to those used in 2010. Our 2011 revenues were positively affected by new account growth and positive net flows of AUM and AUA during the fourth quarter of 2010 through September 30, 2011. This increase was partially offset by a decrease in the market value of AUM and AUA from the fourth quarter of 2010 to September 30, 2011.

New account growth and positive net flows of AUM and AUA resulted from continued efforts to increase the number of financial advisors and accounts on our technology platform and the implementation of the FundQuest assets on our technology platform. The number of financial advisors with AUM or AUA on our technology platform increased from 13,833 as of December 31, 2010 to 13,887 as of December 31, 2011 and the number of AUM or AUA client accounts increased from approximately 307,000 as of December 31, 2010 to approximately 341,000 as of December 31, 2011.

Licensing and professional services

Licensing and professional services revenues increased 8% from $22.1 million in 2010 to $23.9 million in 2011, primarily due to an increase in licensing revenue of $0.9 million and an increase in professional services revenue of $0.9 million.

Cost of revenues

Cost of revenues increased 36% from $31.4 million in 2010 to $42.8 million in 2011, primarily due to an increase in revenues from assets under management or administration. As a percentage of total revenues, cost of revenues increased from 32% in 2010 to 35% in 2011.

Compensation and benefits

Compensation and benefits increased 9% from $37.0 million in 2010 to $40.3 million in 2011, primarily due to an increase in salaries and commissions of $2.0 million related to an increase in headcount, an increase in non-cash stock-based compensation expense of $1.3 million primarily due to the grant of stock options on the date of our initial public offering and an increase in benefits and payroll taxes of $1.0 million, offset by a decrease in incentive compensation expense of $1.0 million. Headcount increased from an average of 437 in 2010 to an average of 486 in 2011 primarily to support the growth of our operations as well as increased headcount from acquisitions. As a percentage of total revenues, compensation and benefits decreased from 38% in 2010 to 33% in 2011.

General and administration

General and administration expenses increased 1% from $21.6 million in 2010 to $21.9 million in 2011. Significant changes from 2010 to 2011 include a decrease of $2.7 million in bad debt expense related to the uncollectible portion of accounts and notes receivable from Fetter Logic (see note 17 to the notes to the audited consolidated financial statements) and a decrease of $1.8 million in legal fees related to the Fetter Logic litigation (see note 17 to the notes to the audited consolidated financial statements), offset by increases in communication research and data services expense of $0.9 million, occupancy costs of $0.6 million, insurance and bank charges of $0.4 million, travel and entertainment costs of $0.4 million and professional and other legal fees of $0.8 million. As a percentage of total revenues, general and administration expenses decreased from 22% in 2010 to 18% in 2011. Excluding bad debt expense of $2.7 million and legal fees of $1.8 million related to the Fetter Logic litigation, general and administration expenses as a percentage of total revenues would have been 17% in 2010.

Depreciation and amortization

Depreciation and amortization expense increased 12% from $5.7 million in 2010 to $6.4 million in 2011, primarily due to an increase in fixed asset depreciation and amortization of $0.8 million. The increase in depreciation and amortization expense was primarily due to increases in capitalized computer equipment and software to support the growth of our operations. As a percentage of total revenues, depreciation and amortization decreased from 6% in 2010 to 5% in 2011.

Restructuring charges

Effective March 31, 2010, we closed our Los Angeles office in order to more appropriately align and manage our resources and incurred restructuring charges of approximately $1.0 million in 2010 and $0.1 million in 2011. These expenses related to vacating rental office space, relocation expenses and severance charges. We do not expect to incur restructuring charges relating to the closure of our Los Angeles office in 2012. In 2011, we incurred restructuring charges of approximately $0.4 million primarily for severance charges related to the termination of certain FundQuest and Envestnet employees related to the FundQuest acquisition. We do not expect that our restructuring charges related to the FundQuest acquisition will be significant in 2012.

Interest expense

Interest expense increased from $0.6 million in 2010 to $0.8 million in 2011, primarily due to imputed interest on the payments due to FundQuest. Due to the FundQuest acquisition and the related termination of the Platform Services Agreement with FundQuest, we have ceased imputing interest expense as of the date of acquisition.

Other income

Other income increased from zero in 2010 to $1.1 million 2011, due to the proceeds from an insurance recovery (see note 16 to the notes to the audited consolidated financial statements).

Other expense

Other expense increased from zero in 2010 to $1.2 million 2011, due to the contract settlement charges related to the termination of the Platform Services Agreement between Envestnet and FundQuest (see notes 3 and 4 to the notes to the audited consolidated financial statements).

Income tax provision

	Year Ended December 31,	
	2011	2010
	(in thousands)	
Income tax provision	$ 2,975	$ 1,533
Effective tax rate	28.1%	*

* Not meaningful.

Our 2011 effective tax rate differs from the statutory rate primarily as a result of changes in our estimates of our state income tax obligations for prior years, changes in state tax rates and the effect of permanent items. The changes in state tax rates were primarily related to changes in state tax laws regarding the sourcing of state taxable income. Our 2011 effective tax rate also differs from the statutory rate primarily as a result of the reversal of certain deferred income tax liabilities totaling $1.2 million related to the termination of the Platform Services Agreement between Envestnet and FundQuest.

Our 2010 effective tax rate differs from the statutory rate primarily as a result of changes in our estimates of our state income tax obligations for prior years and changes in state tax rates. The changes in state tax rates were primarily related to changes in state tax laws regarding the sourcing of state taxable income. Our 2010 effective tax rate also differs from the statutory rate primarily as a result of an increase in our tax valuation allowance we recorded in 2010. In 2010, our management determined that newly generated deferred tax assets related to capital losses from investments and bad debts were not expected to be utilized and correspondingly, we increased our tax valuation allowance.

Year ended December 31, 2010 compared to year ended December 31, 2009

	Year Ended December 31,		Increase (Decrease)	
	2010	2009	Amount	%
		(In thousands)		
Revenues:				
Assets under management or administration	$ 75,951	$ 56,857	$ 19,094	34%
Licensing and professional services	22,101	21,067	1,034	5%
Total revenues	98,052	77,924	20,128	26%
Operating expenses:				
Cost of revenues	31,444	24,624	6,820	28%
Compensation and benefits	37,027	28,763	8,264	29%
General and administration	21,607	15,726	5,881	37%
Depreciation and amortization	5,703	4,499	1,204	27%
Restructuring charges	961	-	961	*
Total operating expenses	96,742	73,612	23,130	31%
Income from operations	1,310	4,312	(3,002)	-70%
Other income (expense):				
Interest income	149	221	(72)	-33%
Interest expense	(564)	-	(564)	*
Unrealized gain (loss) on investments	12	19	(7)	-37%
Impairment of investments	-	(3,608)	3,608	*
Total other income (expense)	(403)	(3,368)	2,965	*
Income before income tax provision	907	944	(37)	-4%
Income tax provision	1,533	1,816	(283)	-16%
Net loss	$ (626)	$ (872)	246	-28%

* Not meaningful.

Revenues

Total revenues increased 26% from $77.9 million in 2009 to $98.1 million in 2010. The increase was primarily due to an increase in revenues from assets under management or administration of $19.1 million. Revenues from assets under management or administration comprised 73% and 77% of total revenue in 2009 and 2010, respectively.

Assets under management or administration

Revenues earned from assets under management or administration increased 34% from $56.9 million in 2009 to $76.0 million in 2010. This increase was primarily due to an increase in asset values applicable to our quarterly billing cycles in 2010, relative to those used in 2009. Our 2010 revenues were positively affected by new account growth and positive net flows of AUM and AUA during the fourth quarter of 2009 through September 30, 2010, as well as an increase in market value of AUM and AUA from the fourth quarter of 2009 to September 30, 2010.

New account growth and positive net flows of AUM and AUA resulted from continued efforts to increase the number of financial advisors and accounts on our technology platform and the implementation of the

FundQuest assets on our technology platform. The number of financial advisors with AUM or AUA on our technology platform increased from 8,408 as of December 31, 2009 to 13,833 as of December 31, 2010 and the number of AUM or AUA client accounts increased from approximately 175,000 as of December 31, 2009 to approximately 307,000 as of December 31, 2010.

Licensing and professional services

Licensing and professional services revenues increased 5% from $21.1 million in 2009 to $22.1 million in 2010, primarily due to an increase in licensing revenue of $0.6 million and an increase in professional services revenue of $0.5 million.

Cost of revenues

Cost of revenues increased 28% from $24.6 million in 2009 to $31.4 million in 2010, primarily due to an increase in revenues from assets under management or administration. As a percentage of total revenues, cost of revenues remained flat at 32% in both periods.

Compensation and benefits

Compensation and benefits increased 29% from $28.8 million in 2009 to $37.0 million in 2010, primarily due to an increase in salaries and commissions of $5.3 million related to an increase in headcount, an increase in non-cash stock-based compensation expense of $1.0 million primarily due to the grant of stock options on the date of our initial public offering, an increase in benefits and payroll taxes of $0.7 million, an increase in incentive compensation expense of $0.8 million and an increase in severance of $0.6 million. Headcount increased from an average of 408 in 2009 to an average of 437 in 2010 primarily due to the hiring of former FundQuest and B-Ready Outsourcing Solutions, Inc. employees (see note 3 to the notes to the audited financial statements) in the second quarter of 2010. As a percentage of total revenues, compensation and benefits increased from 37% in 2009 to 38% in 2010.

General and administration

General and administration expenses increased 37% from $15.7 million in 2009 to $21.6 million in 2010, primarily due to an increase in bad debt expense of $2.7 million in 2010 related to the uncollectible portion of accounts and notes receivable from Fetter Logic (see note 17 to the notes to the audited consolidated financial statements) and increased legal fees related to the Fetter Logic litigation of $1.9 million (see note 17 to the notes to the audited consolidated financial statements). As a percentage of total revenues, general and administration expenses increased from 20% in 2009 to 22% in 2010. Excluding bad debt expense of $2.7 million and legal fees of $1.9 million related to the Fetter Logic litigation, general and administration expenses as a percentage of total revenues would have been 17% in 2010.

Depreciation and amortization

Depreciation and amortization expense increased 27% from $4.5 million in 2009 to $5.7 million in 2010, primarily due to an increase in fixed asset depreciation and amortization of $1.1 million. The increase in depreciation and amortization expense was primarily due to increases in capitalized computer equipment and software to support the growth of our operations. As a percentage of total revenues, depreciation and amortization remained flat at 6% in both periods.

Restructuring charges

Effective March 31, 2010, we closed our Los Angeles office in order to more appropriately align and manage our resources and incurred restructuring charges of approximately $1.0 million in 2010. These expenses related to vacating rental office space, relocation expenses and severance charges.

Interest expense

Interest expense increased from zero in 2009 to $0.6 million in 2010, primarily due to imputed interest on the payments due to FundQuest. See note 4 to the notes to the audited consolidated financial statements.

Impairment of investments

Impairment of investments decreased from $3.6 million in 2009 to zero in 2010. In the fourth quarter of 2009, we evaluated the fair value of an investment in Fetter Logic and we recognized a $3.3 million impairment charge. See note 17 to the notes to the audited consolidated financial statements.

Income tax provision

	Year Ended December 31,	
	2010	**2009**
	(in thousands)	
Income tax provision	$ 1,533	$ 1,816
Effective tax rate	*	*

* Not meaningful.

Our 2010 and 2009 effective tax rates differ from the statutory rate primarily as a result of changes in our estimates of our state income tax obligations for prior years and changes in state tax rates. The changes in state tax rates were primarily related to changes in state tax laws regarding the sourcing of state taxable income.

Our 2010 and 2009 effective tax rates also differ from the statutory rate primarily as a result of an increase in our tax valuation allowance we recorded in 2010 and 2009. In 2010 and 2009, our management determined that newly generated deferred tax assets related to capital losses from investments and bad debts were not expected to be utilized and correspondingly, we increased our tax valuation allowance.

Non-U.S. GAAP Financial Measures

	Year Ended December 31,		
	2011	**2010**	**2009**
	(in thousands, unaudited)		
Adjusted EBITDA	$ 27,436	$ 18,115	$ 10,595
Adjusted operating income	21,995	12,412	6,096
Adjusted net income	13,754	7,629	2,449
Adjusted net income per share	0.42	0.24	0.06

"Adjusted EBITDA" represents net income (loss) before interest income, interest expense, income tax provision (benefit), depreciation and amortization, non-cash stock-based compensation expense, unrealized gain (loss) on investments, other income, impairment of investments, restructuring charges and transaction costs, severance, bad debt expense, customer inducement costs and impairment, contract settlement charges and litigation related expense.

"Adjusted operating income" represents income (loss) from operations before non-cash stock-based compensation expense, restructuring charges and transaction costs, severance, amortization of acquired intangibles, customer inducement costs and impairment, bad debt expense, and litigation related expense.

"Adjusted net income" represents net income (loss) before non-cash stock-based compensation expense, impairment of investments, restructuring charges and transaction costs, severance, amortization of acquired intangibles, bad debt expense, customer inducement costs and impairment, contract settlement charges, contract settlement – reversal of deferred taxes, other income, imputed interest expense and litigation related expense. Reconciling items are tax effected using the income tax rates in effect on the applicable date.

"Adjusted net income per share" represents adjusted net income attributable to common stockholders divided by the diluted number of weighted-average shares outstanding.

The Compensation Committee of our Board of Directors and our management use adjusted EBITDA, adjusted operating income, adjusted net income and adjusted net income per share:

- As measures of operating performance;
- For planning purposes, including the preparation of annual budgets;
- To allocate resources to enhance the financial performance of our business;
- To evaluate the effectiveness of our business strategies; and
- In communications with our Board of Directors concerning our financial performance.

Our Compensation Committee and our management may also consider adjusted EBITDA, among other factors, when determining management's incentive compensation.

We also present adjusted EBITDA, adjusted operating income, adjusted net income and adjusted net income per share as supplemental performance measures because we believe that they provide our Board of Directors, management and investors with additional information to assess our performance.

We believe adjusted EBITDA, adjusted operating income, adjusted net income and adjusted net income per share are useful to investors in evaluating our operating performance because securities analysts use adjusted EBITDA, adjusted operating income, adjusted net income and adjusted net income per share as supplemental measures to evaluate the overall performance of companies, and we anticipate that our investor and analyst presentations will include adjusted EBITDA, adjusted operating income, adjusted net income and adjusted net income per share.

Adjusted EBITDA, adjusted operating income, adjusted net income and adjusted net income per share are not measurements of our financial performance under U.S. GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with U.S. GAAP, or as an alternative to cash flows from operating activities as a measure of our profitability or liquidity.

We understand that, although adjusted EBITDA, adjusted operating income, adjusted net income and adjusted net income per share are frequently used by securities analysts and others in their evaluation of companies, these measures have limitations as an analytical tool, and you should not consider them in isolation, or as a substitute for an analysis of our results as reported under U.S. GAAP. In particular you should consider:

- Adjusted EBITDA, adjusted operating income, adjusted net income and adjusted net income per share do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;
- Adjusted EBITDA, adjusted operating income, adjusted net income and adjusted net income per share do not reflect changes in, or cash requirements for, our working capital needs;
- Adjusted EBITDA, adjusted operating income, adjusted net income and adjusted net income per share do not reflect non-cash components of employee compensation;
- Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for such replacements;
- Due to either net losses before income tax expenses or the use of federal and state net operating loss carryforwards in 2011 and 2010 we had cash income tax payments of $0.8 million and $0.2 million

in the year ended December 31, 2011 and 2010, respectively. Income tax payments will be higher if we continue to generate taxable income and our existing net operating loss carryforwards for federal and state income taxes have been fully utilized or have expired; and

- Other companies in our industry may calculate adjusted EBITDA, adjusted operating income, adjusted net income and adjusted net income per share differently than we do, limiting their usefulness as a comparative measure.

Management compensates for the inherent limitations associated with using adjusted EBITDA, adjusted operating income, adjusted net income and adjusted net income per share through disclosure of such limitations, presentation of our financial statements in accordance with U.S. GAAP and reconciliation of adjusted EBITDA, adjusted net income and adjusted net income per share to net income and net income per share, the most directly comparable U.S. GAAP measure, and adjusted operating income to income from operations, the most directly comparable U.S. GAAP measure. Further, our management also reviews U.S. GAAP measures and evaluates individual measures that are not included in some or all of our non-U.S. GAAP financial measures, such as our level of capital expenditures and interest income, among other measures.

The following table sets forth a reconciliation of net income (loss) to adjusted EBITDA based on our historical results:

	Year Ended December 31,		
	2011	**2010**	**2009**
	(in thousands, unaudited)		
Net income (loss)	$ 7,605	$ (626)	$ (872)
Add (deduct):			
Interest income	(77)	(149)	(221)
Interest expense	786	564	-
Income tax provision	2,975	1,533	1,816
Depreciation and amortization	6,376	5,703	4,499
Stock-based compensation expense	3,062	1,731	780
(Gain) loss on investments	4	(12)	(19)
Impairment of investments	-	-	3,608
Other income	(1,100)	-	-
Restructuring charges and transaction costs	1,054	961	-
Severance	698	570	-
Impairment of customer inducement asset	174	-	-
Contract settlement charges	1,183	-	-
Bad debt expense	-	2,668	385
Customer inducement costs	4,568	3,239	18
Litigation related expense	128	1,933	601
Adjusted EBITDA	$ 27,436	$ 18,115	$ 10,595

The following table sets forth the reconciliation of income from operations to adjusted operating income based on our historical results:

	Year Ended December 31,		
	2011	2010	2009
	(in thousands, unaudited)		
Income from operations	$ 11,376	$ 1,310	$ 4,312
Add:			
Stock-based compensation expense	3,062	1,731	780
Restructuring charges and transaction costs	1,054	961	-
Severance	698	570	-
Impairment of customer inducement asset	174	-	-
Amortization of acquired intangibles	935	1,116	1,070
Bad debt expense	-	2,668	385
Customer inducement costs	4,568	3,239	18
Litigation related expense	128	1,933	601
Adjusted operating income	$ 21,995	$ 13,528	$ 7,166

The following table sets forth the reconciliation of net income (loss) to adjusted net income and adjusted net income per share based on our historical results:

	Year Ended December 31,		
	2011 *	2010 *	2009 *
	(in thousands, unaudited)		
Net income (loss)	$ 7,605	$ (626)	$ (872)
Add:			
Stock-based compensation expense	1,831	1,077	480
Restructuring charges and transaction costs	630	598	-
Severance	417	355	-
Amortization of acquired intangible assets	559	694	659
Impairment of investments	-	-	2,223
Impairment of customer inducement asset	104	-	-
Bad debt expense	-	2,668	237
Customer inducement costs	2,732	2,015	11
Contract settlement charges	1,183	-	-
Contract settlement - reversal of deferred taxes	(1,187)	-	-
Other income	(658)	-	-
Imputed interest expense	461	340	-
Litigation related expense	77	1,202	370
Adjusted net income	13,754	8,323	3,108
Less: Preferred stock dividends	-	(422)	(720)
Less: Net income allocated to participating preferred stock	-	(2,069)	(1,184)
Adjusted net income attributable to common stockholders	$ 13,754	$ 5,832	$ 1,204
Basic number of weighted-average shares outstanding	31,643,390	20,805,911	12,910,998
Effect of dilutive shares:			
Options to purchase common stock	974,192	992,753	416,291
Restricted stock	34,757	-	-
Common warrants	211,495	154,364	284,562
Diluted number of weighted-average shares outstanding	32,863,834	21,953,028	13,611,851
Adjusted net income per share	$ 0.42	$ 0.27	$ 0.09

* Adjustments, excluding bad debt expense, contract settlement charges and contract settlement – reversal of deferred taxes, are tax effected using income tax rates as follows: for 2011—40.2%; for 2010—37.8%; for 2009—38.4%.

Liquidity and Capital Resources

As of December 31, 2011, we had total cash and cash equivalents of $64.9 million, compared to $67.7 million as of December 31, 2010. In February 2012, we announced two acquisitions that are expected to close in the first half of 2012 with a combined purchase price of $67.8 million. We plan to use existing cash and cash generated in the ongoing operations of our business to fund these acquisitions, our current operations and capital expenditures in 2012.

Cash Flows

The following table presents information regarding our cash flows and cash and cash equivalents for the periods indicated:

	Year Ended December 31,		
	2011	2010	2009
		(In thousands)	
Net cash provided by operating activities	$ 24,721	$ 1,467	$ 8,365
Net cash used in investing activities	(30,133)	(5,501)	(5,040)
Net cash provided by (used in) financing activities	2,653	40,177	(245)
Net increase (decrease) in cash and cash equivalents	(2,759)	36,143	3,080
Cash and cash equivalents, end of period	64,909	67,668	31,525

Operating Activities

Net cash provided by operating activities in 2011 increased by $23.2 million compared to 2010, primarily due to an increase in net earnings of $8.2 million from the year ended December 31, 2011 compared to the prior year period and a decrease in customer inducement liability payments of $10.3 million, primarily a result of a $1.0 million payment to FundQuest in 2011 compared to a payment of $11.3 million payment to FundQuest in 2010.

Net cash provided by operating activities in 2010 decreased by $6.9 million compared to 2009, primarily due to a payment of $10.3 million to FundQuest in 2010 (see note 4 to the notes to the consolidated financial statements), primarily offset by an increase in non-cash bad debt expense of $2.7 million in 2010 related to the uncollectible portion of accounts and notes receivable from Fetter Logic (see note 17 to the notes to the consolidated financial statements).

Investing Activities

Net cash used in investing activities in 2011 increased by $24.6 million compared to 2010. Cash disbursements in 2011 and 2010 totaled $6.3 million and $5.5 million, respectively, for purchases of property and equipment and capitalization of internally developed software. Additionally, the Company acquired FundQuest (see note 3 to the notes to the consolidated financial statements) with net cash totaling $23.7 million.

Net cash used in investing activities in 2010 increased by $0.5 million compared to 2009. Cash disbursements in 2010 and 2009 totaled $5.5 million and $4.4 million, respectively, for purchases of property and equipment and capitalization of internally developed software. Additionally, the Company acquired the assets of B-Ready Outsourcing Solutions, Inc. and Metamorphosis Money Management, LLC (see note 3 to the notes to the consolidated financial statements) for cash totaling $0.9 million offset by proceeds from the repayment of notes receivable of $1.0 million.

Financing Activities

Net cash provided by (used in) financing activities in 2011 decreased by $37.5 million compared 2010, primarily due to the receipt of net proceeds of $42.1 from our initial public offering after deducting underwriting discounts and offering costs in 2010, net proceeds of $1.5 million for the exercise of warrants in 2010 and net proceeds of $1.9 million from the exercise of stock options in 2010, partially offset by $4.0 million used in purchases of our common stock in 2010 and payments of preferred stock dividends of $1.3 million in 2010. In 2011, we received net proceeds of $2.7 million from the exercise of stock options.

Net cash provided by (used in) financing activities in 2010 increased by $40.4 million compared to the same period in 2009, primarily due to the receipt of net proceeds of $42.1 from our initial public offering after deducting underwriting discounts and offering costs, net proceeds of $1.5 million for the exercise of warrants in 2010 and net proceeds of $1.9 million from the exercise of stock options in 2010, partially offset by $4.0 million used in purchases of our common stock in 2010 and payments of preferred stock dividends of $1.3 million in 2010. In 2009, we purchased $0.2 million of our common stock.

Commitments

The following table sets forth information regarding our contractual obligations as of December 31, 2011:

	Payments Due by Period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(In thousands)		
Operating leases (1)	$ 41,997	$ 3,398	$ 8,115	$ 9,216	$ 21,268
Note payable	150	150	-	-	-
Total	$ 42,147	$ 3,548	$ 8,115	$ 9,216	$ 21,268

(1) We lease facilities under non-cancelable operating leases expiring at various dates through 2023.

The table above does not reflect the following:

- Amounts estimated for uncertain tax positions since the timing and likelihood of such payments cannot be reasonably estimated.
- Voluntary employer matching contributions to our defined contribution benefit plans since the amount cannot be reasonably estimated. For the years ended December 31, 2011, 2010 and 2009, we made voluntary employer matching contributions of $0.5 million, $0.4 million and $0.4 million, respectively.

Off-Balance Sheet Arrangements

Other than operating leases as indicated above, we do not have any other off-balance sheet arrangements.

Recent Accounting Pronouncements

In October 2009, the FASB issued authoritative guidance that enables vendors to account for products or services sold to customers (deliverables) separately rather than as a combined unit, as was generally required by past guidance. The revised guidance provides for two significant changes to the existing multiple element revenue arrangement guidance. The first change relates to the determination of when individual deliverables included in a multiple element arrangement may be treated as separate units of accounting. The second change modifies the manner in which the transaction consideration is allocated across the separately identified deliverables. This guidance also significantly expands the disclosures required for multiple-element revenue arrangements. The guidance is required to be adopted in fiscal years beginning on or after June 15, 2010, but early adoption is permitted. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In October 2009, the FASB issued authoritative guidance that changes the accounting model for revenue arrangements that include both tangible products and software elements so that tangible products containing software components and nonsoftware components that function together to deliver the tangible product's essential functionality are no longer within the scope of the software revenue guidance in Accounting Standards Codification ("ASC") Subtopic 985-605. In addition, this guidance requires hardware components of a tangible product containing software components always be excluded from the software revenue guidance. The guidance is required to be adopted in fiscal years beginning on or after June 15, 2010, but early adoption is permitted. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In June 2011, the FASB issued authoritative guidance that amends ASC Topic 220, Comprehensive Income, to require that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements, and it eliminates the option to present components of other comprehensive income as a part of the statement of changes in stockholders' equity. In addition, this guidance requires an entity to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. These amendments are to be applied retrospectively and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011; however, early adoption is permitted. We do not anticipate the adoption of this guidance will have a material impact on our consolidated financial statements.

In September 2011, the FASB issued authoritative guidance regarding the testing of goodwill for impairment. This guidance allows companies to perform a "qualitative" assessment to determine whether or not the current two-step quantitative testing method, in which a company compares the fair value of reporting units to its carrying amount including goodwill, must be followed. If a qualitative assessment indicates that it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, then the quantitative impairment test is not required. A company may choose to use the qualitative assessment on none, some, or all of its reporting units or to bypass the qualitative assessment and proceed directly to the two-step quantitative testing method. This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011; however, early adoption is permitted. We do not anticipate that the adoption of this guidance will have a material impact on our consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk

Our exposure to market risk is directly related to revenues from asset management or administration services earned based upon a contractual percentage of AUM or AUA. In the years ended December 31, 2011, 2010 and 2009, 80%, 77% and 73% of our revenues, respectively, were derived from revenues based on the market value of AUM or AUA. We expect this percentage to vary over time. A decrease in the aggregate value of AUM or AUA may cause our revenue and income to decline.

Foreign currency risk

The expenses of our India subsidiary, which primarily consist of expenditures related to compensation and benefits, are paid using the Indian Rupee. We are directly exposed to changes in foreign currency exchange rates through the translation of these monthly expenditures into U.S. dollars. As of December 31, 2011, we estimate that a hypothetical 10% increase in the value of the Indian Rupee to the U.S. dollar would result in a decrease of $0.4 million to pre-tax earnings and a hypothetical 10% decrease in the value of the Indian Rupee to the U.S. dollar would result in a $0.4 million increase to pre-tax earnings.

Interest rate risk

We have no floating interest rate debt and therefore we are not directly exposed to interest rate risk.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Envestnet, Inc.

We have audited the accompanying consolidated balance sheets of Envestnet, Inc. (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2012 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ McGladrey & Pullen, LLP

Chicago, Illinois
March 9, 2012

Envestnet, Inc.

Consolidated Balance Sheets

(In thousands, except share information)

	December 31, 2011	December 31, 2010
Assets		
Current assets:		
Cash and cash equivalents	$ 64,909	$ 67,668
Fees receivable	9,644	9,135
Deferred tax assets, net	192	107
Prepaid expenses and other current assets	4,040	2,026
Total current assets	78,785	78,936
Property and equipment, net	11,091	9,713
Internally developed software, net	3,524	3,621
Intangible assets, net	12,225	1,330
Goodwill	22,223	2,031
Deferred tax assets, net	6,692	13,649
Customer inducements	-	30,400
Other non-current assets	3,162	2,188
Total assets	$137,702	$141,868
Liabilities and Stockholders' Equity		
Current liabilities:		
Accrued expenses	$ 14,919	$ 12,859
Accounts payable	1,974	1,707
Customer inducements payable	-	1,000
Note payable	171	159
Deferred revenue	79	232
Total current liabilities	17,143	15,957
Deferred rent liability	1,414	1,244
Lease incentive liability	2,933	2,771
Customer inducements payable	-	18,806
Note payable	-	159
Other non-current liabilities	573	612
Total liabilities	22,063	39,549
Commitments and contingencies		
Stockholders' equity		
Preferred stock	-	-
Common stock, par value $0.005, 500,000,000 shares authorized as of December 31, 2011 and 2010; 43,515,899 and 43,068,371 shares issued as of December 31, 2011 and 2010, respectively; 31,810,726 and 31,368,822 shares outstanding as of December 31, 2011 and 2010, respectively	218	215
Additional paid-in capital	163,584	157,778
Accumulated deficit	(37,742)	(45,347)
Treasury stock at cost, 11,705,173 and 11,699,549 shares as of December 31, 2011 and 2010, respectively	(10,421)	(10,327)
Total stockholders' equity	115,639	102,319
Total liabilities and stockholders' equity	$137,702	$141,868

See accompanying notes to Consolidated Financial Statements.

Envestnet, Inc.

Consolidated Statements of Operations

(In thousands, except share and per share information)

	Year ended December 31, 2011	2010	2009
Revenues:			
Assets under management or administration	$ 99,236	$ 75,951	$ 56,857
Licensing and professional services	23,942	22,101	21,067
Total revenues	123,178	98,052	77,924
Operating expenses:			
Cost of revenues	42,831	31,444	24,624
Compensation and benefits	40,305	37,027	28,763
General and administration	21,856	21,607	15,726
Depreciation and amortization	6,376	5,703	4,499
Restructuring charges	434	961	-
Total operating expenses	111,802	96,742	73,612
Income from operations	11,376	1,310	4,312
Other income (expense):			
Interest income	77	149	221
Interest expense	(786)	(564)	-
Other income	1,100	-	-
Other expense	(1,183)	-	-
Gain (loss) on investments	(4)	12	19
Impairment of investments	-	-	(3,608)
Total other income (expense)	(796)	(403)	(3,368)
Income before income tax provision	10,580	907	944
Income tax provision	2,975	1,533	1,816
Net income (loss)	7,605	(626)	(872)
Less preferred stock dividends	-	(422)	(720)
Less net income allocated to participating preferred stock	-	-	-
Net income (loss) attributable to common stockholders	$ 7,605	$ (1,048)	$ (1,592)
Net income (loss) per share attributable to common stockholders:			
Basic	$ 0.24	$ (0.05)	$ (0.12)
Diluted	$ 0.23	$ (0.05)	$ (0.12)
Weighted average common shares outstanding:			
Basic	31,643,390	20,805,911	12,910,998
Diluted	32,863,834	20,805,911	12,910,998

See accompanying notes to Consolidated Financial Statements.

Envestnet, Inc.

Consolidated Statements of Stockholders' Equity

(In thousands, except share information)

	Preferred Stock		Common Stock		Treasury Stock			Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Common Shares	Preferred Shares	Amount			
Balance, December 31, 2008	76,643	-	13,521,276	$ 68	(588,000)	-	$ (6,086)	$ 106,110	$ (42,503)	$ 57,589
Exercise of stock options	-	-	3,000	-	-	-	-	3	-	3
Stock-based compensation	-	-	-	-	-	-	-	780	-	780
Purchase of treasury stock (at cost)	-	-	-		(25,600)	-	(248)	-	-	(248)
Net loss	-	-	-	-	-	-	-	-	(872)	(872)
Balance, December 31, 2009	76,643	$ -	13,524,276	$ 68	(613,600)	-	$ (6,334)	$ 106,893	$ (43,375)	$ 57,252
Exercise of Series B warrants	1,497	-	-	-	-	-	-	1,497	-	1,497
Conversion of preferred stock to common stock effective upon initial public offering	(45,890)	-	7,842,034	39	-	-	-	(39)	-	-
Merger transactions between EnvestNet Group, Inc. and Envestnet, Inc.:										
Issuance of Envestnet, Inc. common stock to EnvestNet Group, Inc. shareholders	-	-	10,680,000	54	-	-	-	(54)	-	-
Conversion of Envestnet, Inc. preferred and common stock held by EnvestNet Group, Inc., into treasury stock (common equivalents)	(32,250)	-	5,160,000	26	(10,680,000)	-	-	(26)	-	-
Net operating loss tax benefit recognized from EnvestNet Group, Inc. merger	-	-	-	-	-	-	-	839	-	839
Initial public offering of common stock, net of offering costs			5,411,325	27	-	-	-	42,039	-	42,066
Issuance of warrant to FundQuest, Inc.	-	-	-	-	-	-	-	2,946	-	2,946
Exercise of common warrants	-	-	154,548	-	-	-	-	28	-	28
Exercise of stock options	-	-	296,188	1	-	-	-	1,924	-	1,925
Stock-based compensation	-	-	-	-	-	-	-	1,731	-	1,731
Purchase of treasury stock (at cost)	-	-	-	-	(381,480)	(122)	(3,993)	-	-	(3,993)
Conversion of preferred stock in treasury to common stock	-	-	-	-	(24,469)	122	-	-	-	-
Preferred stock dividends	-	-	-	-	-	-	-	-	(1,346)	(1,346)
Net loss	-	-	-	-	-	-	-	-	(626)	(626)
Balance, December 31, 2010	-	$ -	43,068,371	$ 215	(11,699,549)	-	$ (10,327)	$ 157,778	$ (45,347)	$ 102,319
Exercise of stock options	-	-	447,528	3	-	-	-	2,744	-	2,747
Stock-based compensation	-	-	-	-	-	-	-	3,062	-	3,062
Purchase of treasury stock (at cost)	-	-	-	-	(5,624)	-	(94)	-	-	(94)
Net income	-	-	-	-	-	-	-	-	7,605	7,605
Balance, December 31, 2011	-	$ -	43,515,899	$ 218	(11,705,173)	-	$ (10,421)	$ 163,584	$ (37,742)	$ 115,639

See accompanying notes to Consolidated Financial Statements.

Envestnet, Inc.

Consolidated Statements of Cash Flows

(In thousands)

	Year ended December 31,		
	2011	**2010**	**2009**
OPERATING ACTIVITIES:			
Net income (loss)	$ 7,605	$ (626)	$ (872)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	6,376	5,703	4,499
Amortization of customer inducements	4,568	3,238	18
Amortization of deferred rent and lease incentive	332	58	544
Provision for doubtful accounts	-	2,668	385
Loss (gain) on investments	4	(12)	(19)
Impairment of investments	-	-	3,608
Write-off of customer inducement asset	174	-	-
Contract settlement charges	1,183	-	-
Deferred income taxes	2,162	1,215	1,572
Stock-based compensation	3,062	1,731	780
Imputed interest expense	786	564	-
Changes in operating assets and liabilities, net of effect of acquisitions:			
Fees receivable	1,940	(3,718)	(1,338)
Prepaid expenses and other current assets	(1,988)	(599)	(148)
Other non-current assets	(1,006)	(52)	42
Customer inducements, net	(1,000)	(11,300)	(150)
Accrued expenses	802	2,437	38
Accounts payable	267	(185)	(475)
Deferred revenue	(507)	208	(187)
Other non-current liabilities	(39)	137	68
Net cash provided by operating activities	24,721	1,467	8,365
INVESTING ACTIVITIES:			
Purchase of property and equipment	(4,798)	(4,169)	(3,078)
Capitalization of internally developed software	(1,482)	(1,340)	(1,306)
Repayment of notes payable	(162)	-	-
Proceeds from repayment of notes receivable	-	985	-
Increase in notes receivable	-	(90)	(54)
Investments in non-marketable securities	-	-	(812)
Proceeds from investments	28	30	210
Acquisition of businesses, net	(23,719)	(917)	-
Net cash used in investing activities	(30,133)	(5,501)	(5,040)
FINANCING ACTIVITIES:			
Proceeds from exercise of stock options	2,747	1,925	3
Proceeds from exercise of warrants	-	1,525	-
Net proceeds from issuance of common stock	-	42,066	-
Purchase of treasury stock	(94)	(3,993)	(248)
Preferred stock dividends	-	(1,346)	-
Net cash provided by (used in) financing activities	2,653	40,177	(245)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,759)	36,143	3,080
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	67,668	31,525	28,445
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 64,909	$ 67,668	$31,525
Supplemental disclosure of cash flow information – cash paid during the period for:			
Income taxes	$ 813	$ 171	$ 240
Supplemental disclosure of non-cash investing and financing activities:			
Leasehold improvements funded by lease incentive	491	119	3,156
Non-cash consideration issued in a business acquisition	4,966	-	-
Purchase of non-marketable securities	-	-	275
Exercise of redemption rights into note receivable	-	-	2,450
Issuance of warrant for customer inducement	-	2,946	-
Customer inducement payable	-	19,261	150
Note payable assumed in a business acquisition	-	300	-
Contingent consideration issued in a business acquisition	-	150	-

See accompanying notes to Consolidated Financial Statements.

1. Organization and Description of Business

Envestnet, Inc. ("Envestnet") and its subsidiaries (collectively, the "Company") provides open-architecture wealth management services and technology to independent financial advisors and financial institutions. These services and related technology are provided via the Envestnet AdvisorSuite® and Envestnet|PMC®, the Company's investment consulting group. The Company's headquarters are in Chicago, Illinois. Principal offices are located in: New York, New York; Denver, Colorado; Sunnyvale, California; Boston, Massachusetts; Landis, North Carolina and two locations in Trivandrum, India.

The Company's AdvisorSuite is a platform of integrated, internet-based technology applications and related services that provide portfolio diagnostics, proposal generation, investment model management, rebalancing and trading, portfolio performance reporting and monitoring solutions, billing, and back-office and middle-office operations and administration.

The Company's investment consulting group, Envestnet|PMC, provides investment manager due diligence and research, a full spectrum of investment offerings supported by both proprietary and third-party research, and overlay portfolio management services.

Through these platform and service offerings, the Company provides open-architecture support for a wide range of investment products (separately managed accounts, multi-manager accounts, mutual funds, exchange-traded funds, stock baskets, alternative investments, and other fee-based investment solutions) from Envestnet|PMC and other leading investment providers via multiple custodians, and also account administration and reporting services.

Envestnet operates four registered investment advisor firms ("RIAs") and a registered broker-dealer. The RIAs are registered with the Securities and Exchange Commission ("SEC"). The broker-dealer is registered with the SEC, all 50 states and the District of Columbia and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of Significant Accounting Policies

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition, results of operations and cash flows. References to Generally Accepted Accounting Principles ("GAAP") in these footnotes are to the FASB *Accounting Standards Codification™*, sometimes referred to as the codification or ASC.

Principles of Consolidation—The consolidated financial statements include the accounts of Envestnet and its wholly-owned subsidiaries: Oberon Financial Technology, Inc. ("Oberon"); NetAssetManagement, Inc. ("NAM"); Envestnet Asset Management, Inc.; Envestnet Portfolio Solutions, Inc. ("EPS") (formerly "FundQuest Incorporated"); Sigma Asset Management, LLC; PMC International, Inc. and its wholly-owned subsidiaries Portfolio Management Consultants, Inc. and Portfolio Brokerage Services, Inc. ("PBS"). All significant intercompany transactions and balances have been eliminated in consolidation. Accounts denominated in a non-U.S. currency have been re-measured using the U.S. dollar as the functional currency.

Management Estimates—Management of the Company has made certain estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities to prepare these audited consolidated financial statements in conformity with GAAP. Significant areas requiring the use of management estimates relate to estimating uncollectible receivables, costs capitalized for internally developed software, valuations and assumptions used for impairment testing of goodwill, intangible and other long-lived assets, fair value of stock and stock options issued, fair value of customer inducement assets and liabilities, realization of deferred tax assets and valuation and other assumptions used to allocate purchase prices in business combinations. Actual results could differ materially from these estimates under different assumptions or conditions.

Revenue Recognition—The Company recognizes revenue from services related to asset management and administration, licensing and professional services fees.

- *Asset management and administration fees*—The Company derives revenues from fees charged as a percentage of the assets that are managed or administered on its technology platform by financial advisors, financial institutions, and their clients (collectively "customers") and for services the Company provides to its customers. Such services include investment manager due diligence and research, portfolio diagnostics, proposal generation, investment model management, rebalancing and trading, portfolio performance reporting and monitoring solutions, billing, and back office and middle-office operations and administration. Investment decisions for assets under management or administration are made by our customers. The asset management and administration fees the Company earns are generally based upon a contractual percentage of assets managed or administered on our platform based on preceding quarter-end values. The contractual fee percentages vary based on the level and type of services the Company provides to its customers. Fees related to assets under management or administration increase or decrease based on values of existing customer accounts. The values are affected by inflows or outflows of customer funds and market fluctuations.
- *Licensing and professional services fees*—The Company derives licensing fees from recurring contractual fixed fee contracts with larger financial institutions or enterprise clients. Licensing contracts allow the customer to provide a unique configuration of platform features and investment solutions for their advisers. The licensing fees vary based on the type of services provided and our revenues received under license agreements are recognized over the contractual term.

  The Company's license agreements do not generally provide its customers the ability to take possession of its software or host the software on its own systems or through a hosting arrangement with an unrelated party. However, in a certain instance, a customer has the ability to take possession of the software, and accordingly, the Company considers this circumstance as a multiple-element arrangement. As a multiple element arrangement, the Company is required to determine whether there is vendor specific objective evidence ("VSOE") of the various elements, including the software license and service components. The Company has not established VSOE of fair value for the separate components, and accordingly, recognizes revenue from these arrangements at such time as all elements of the arrangement have been delivered.

  Additionally, the Company derives professional service fees from providing contractual customized service platform software development, which are recognized under a proportional performance model utilizing an output based approach. The Company's contracts have fixed prices, and generally specify or quantify interim deliverables.

Substantially all of the Company's revenues are based on contractual arrangements. Revenues are recognized in the periods in which the related services are performed provided that persuasive evidence of an agreement exists, the fee is fixed or determinable, and collectability is reasonably assured. Cash received by the Company in advance of the performance of services is deferred and recognized as revenue when earned. Certain portions of the Company's revenues require management's consideration of the nature of the client relationship in determining whether to recognize as revenue the gross amount billed or net amount retained after payments are made to providers for certain services related to the product or service offering.

The two main factors the Company uses to determine whether to record revenue on a gross or net basis is based on whether:

- the Company has a direct contract with the third party provider; and
- the Company has discretion in establishing fees paid by the customer and fees due to the third party service provider.

When customer fees include charges for third party service providers where the Company has a direct contract with such third party service providers, gross revenue recognized by the Company equals the fee paid by customer. The cost of revenues recognized by the Company is the amount due to the third party provider.

In instances where the Company does not have a direct contract with the third party service provider, the Company does not recognize any revenue or expense. The fees that are collected from the customer by the Company and are remitted to the third party service provider are considered pass through amounts and accordingly are not a component of revenue or cost of revenues.

Cost of Revenues—Cost of revenues primarily include expenses related to sub-advisory and clearing, custody and brokerage services. Generally, these expenses are calculated based upon a contractual percentage of the market value of assets held in customer accounts measured as of the end of each quarter and are recognized ratably throughout the quarter based on the number of days in the quarter.

Allowance for Doubtful Accounts—The Company evaluates the need for an allowance for doubtful accounts for potentially uncollectible fee receivables. In establishing the amount of the allowance, if any, customer-specific information is considered related to delinquent accounts, including past lost experience and current economic conditions.

Segments— The Company's chief operating decision maker is its chief executive officer, who reviews financial information presented on a consolidated basis. Accordingly, the Company has determined that it has a single reporting segment and operating unit structure.

Fair Value of Financial Instruments—The carrying amounts of financial instruments, net of any allowances, including cash equivalents, fees receivable, notes receivable, accounts payable and accrued expenses are considered to be reasonable estimates of their fair values due to their short-term nature.

Cash and Cash Equivalents—The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value. The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash accounts at financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation (FDIC). The Company monitors such credit risk and has not experienced any losses related to such risk.

Investments—Investments are recorded at cost and reviewed for impairment. Investments are included in "Other non-current assets" on the consolidated balance sheets and consist of non-marketable investments in privately held companies as well as other alternative investments. The Company reviews these investments on a regular basis to evaluate the carrying amount and economic viability of these investments. This policy includes, but is not limited to, reviewing each of the investee's cash position, financing needs, earnings/revenue outlook, operational performance, management/ownership changes and competition. The evaluation process is based on information that the Company requests from these investees. This information is not subject to the same disclosure regulations as U.S. publicly traded companies, and as such, the basis for these evaluations is subject to the timing and accuracy of the data received from these investees.

The Company's investments are assessed for impairment when a review of the investees operations indicates that there is a decline in value of the investment and the decline is other than temporary. Such indicators include, but are not limited to, limited capital resources, limited prospects of receiving additional financing, and prospects for liquidity of the related securities. Impaired investments are written down to estimated fair value. The Company estimates fair value using a variety of valuation methodologies, including comparing the investee with publicly traded companies in similar lines of business, applying valuation multiples to estimated future operating results and estimated discounted future cash flows.

Property and Equipment—Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed using the straight-line method based on estimated useful lives of the depreciable assets. Leasehold improvements are amortized on the straight-line basis over their estimated economic useful lives or the remaining lease term, whichever is shorter. Improvements are capitalized, while repairs and maintenance costs are charged to operations as incurred. Assets are tested for recoverability whenever events or circumstances indicate the carrying value may not be recoverable.

Customer Inducements—Payments made to customers as an inducement are capitalized and amortized against revenue on a straight-line basis over the term of the agreement.

Internally Developed Software—Costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Maintenance and training costs are expensed as incurred. Internally developed software is amortized on a straight-line basis over its estimated useful life. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. There were no impairments of internally developed software during the years ended December 31, 2011, 2010 and 2009.

Goodwill and Intangible Assets—Goodwill consists of the excess of the purchase price over the fair value of identifiable net assets of businesses acquired. Goodwill is evaluated for impairment each year using a two-step process that is performed at least annually or whenever events or circumstances indicate that impairment may have occurred. The Company has concluded that it has a single reporting unit. The first step is a comparison of the fair value of an internal reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit is not considered impaired and the second step is unnecessary. If the carrying value of the reporting unit exceeds its fair value, a second test is performed to measure the amount of impairment by comparing the carrying amount of the goodwill to a determination of the implied fair value of the goodwill. If the carrying amount of the goodwill is greater than the implied value, an impairment loss is recognized for the difference. The implied value of the goodwill is determined as of the test date by performing a purchase price allocation, as if the reporting unit had just been acquired, using currently estimated fair values of the individual assets and liabilities of the reporting unit, together with an estimate of the fair value of the reporting unit taken as a whole. The estimate of the fair value of the reporting unit is based upon information available regarding prices of similar groups of assets, or other valuation techniques including present value techniques based upon estimates of future cash flow. No impairment charges have been recorded for the years ended December 31, 2011, 2010 and 2009.

(In thousands, except share and per share amounts)

Intangible assets are recorded at cost less accumulated amortization. Intangible assets are reviewed for impairment whenever events or changed circumstances may affect the underlying basis of the net assets. Such reviews include an analysis of current results and take into consideration the undiscounted value of projected operating cash flows.

Long-Lived Assets—Long-lived assets, such as property, equipment, capitalized internal use software and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charged is recognized by the amount by which the carrying amount of the asset group exceeds the fair value of the asset group.

Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact recoverability of these assets. There were no impairments to long-lived assets during the years ended December 31, 2011, 2010 and 2009.

Leases—In certain circumstances, the Company enters into leases with free rent periods, rent escalations or lease incentives over the term of the lease. In such cases, the Company calculates the total payments over the term of the lease and records them ratably as rent expense over that term.

Income Taxes—The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company records a valuation allowance to reduce deferred tax assets to an amount whose realization is more likely than not.

The Company follows authoritative guidance related to how uncertain tax positions should be recognized, measured, disclosed and presented in the audited consolidated financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. The tax benefits recognized in the audited consolidated financial statements from tax positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

Advertising Costs—The Company expenses all advertising costs as incurred and they are classified within general and administration expenses. Advertising costs totaled approximately $1,388, $1,160 and $1,021 for the years ended December 31, 2011, 2010 and 2009, respectively.

Business Combinations—The Company accounts for business combinations under the purchase accounting method. The cost of an acquired company is assigned to the tangible and intangible assets purchased and the liabilities assumed on the basis of their fair values at the date of acquisition. The determination of fair values of assets and liabilities acquired requires management to make estimates and use valuation techniques when market value is not readily available. Any excess of purchase price over the fair value of net tangible and intangible

(In thousands, except share and per share amounts)

assets acquired is allocated to goodwill. The transaction costs associated with business combinations are expensed as they are incurred.

Stock-Based Compensation—Compensation cost relating to stock-based awards made to employees and directors is recognized in the audited consolidated financial statements using the Black-Scholes option pricing model. Non-qualified awards are issued under the Company's stock-based compensation plan. The Company measures for the cost of such awards based on the estimated fair value of the award measured at the grant date and recognizes the expense on a straight-line basis over the requisite service period, which is the vesting period.

Determining the fair value of stock options requires the Company to make several estimates, including the volatility of its stock price, the expected life of the option, dividend yield and interest rates. Prior to July 28, 2010 the Company was not a publicly traded company. Accordingly, the Company had limited historical information on the price of its stock as well as employees' stock option exercise behavior. Because of this limitation, the Company cannot rely on its historical experience alone to develop assumptions for stock price volatility and the expected life of its options. The Company estimates the expected life of its options using the "Simplified Method". The Company estimates stock-price volatility with reference to a peer group of publicly traded companies. Determining the companies to include in this peer group involves judgment. The Company utilizes a risk-free interest rate, which is based on the yield of U.S. zero coupon securities with a maturity equal to the expected life of the options. The Company has not and does not expect to pay dividends on its common shares.

The Company is required to estimate expected forfeitures of stock-based awards at the grant date and recognize compensation cost only for those awards expected to vest. The forfeiture assumption is ultimately adjusted to the actual forfeiture rate. Therefore, changes in the forfeiture assumptions may impact the total amount of expense ultimately recognized over the vesting period. Estimated forfeitures will be reassessed in subsequent periods and may change based on new facts and circumstances.

Reclassifications—Certain reclassifications were made to the December 31, 2010 consolidated balance sheet to conform to the 2011 presentation.

Recent Accounting Pronouncements

In October 2009, the FASB issued authoritative guidance that enables vendors to account for products or services sold to customers (deliverables) separately rather than as a combined unit, as was generally required by past guidance. The revised guidance provides for two significant changes to the existing multiple element revenue arrangement guidance. The first change relates to the determination of when individual deliverables included in a multiple element arrangement may be treated as separate units of accounting. The second change modifies the manner in which the transaction consideration is allocated across the separately identified deliverables. This guidance also significantly expands the disclosures required for multiple-element revenue arrangements. The guidance is required to be adopted in fiscal years beginning on or after June 15, 2010, but early adoption is permitted. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

In October 2009, the FASB issued authoritative guidance that changes the accounting model for revenue arrangements that include both tangible products and software elements so that tangible products containing software components and nonsoftware components that function together to deliver the tangible product's essential functionality are no longer within the scope of the software revenue guidance in ASC Subtopic 985-605. In addition, this guidance requires hardware components of a tangible product containing software components always be excluded from the software revenue guidance. The guidance is required to be adopted in fiscal years beginning on or after June 15, 2010, but early adoption is permitted. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

(In thousands, except share and per share amounts)

In June 2011, the FASB issued authoritative guidance that amends ASC Topic 220, Comprehensive Income, to require that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements, and it eliminates the option to present components of other comprehensive income as a part of the statement of changes in stockholders' equity. In addition, this guidance requires an entity to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. These amendments are to be applied retrospectively and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011; however , early adoption is permitted. The adoption of this guidance is not expected to have a material impact on the Company's consolidated financial statements.

In September 2011, the FASB issued authoritative guidance regarding the testing of goodwill for impairment. This guidance allows companies to perform a "qualitative" assessment to determine whether or not the current two-step quantitative testing method, in which a company compares the fair value of reporting units to its carrying amount including goodwill, must be followed. If a qualitative assessment indicates that it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, then the quantitative impairment test is not required. A company may choose to use the qualitative assessment on none, some, or all of its reporting units or to bypass the qualitative assessment and proceed directly to the two-step quantitative testing method. This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011; however, early adoption is permitted. The adoption of this guidance is not expected to have a material impact on the Company's consolidated financial statements.

3. Business Acquisitions

FundQuest Incorporated

On December 13, 2011, the Company acquired all of the outstanding shares of FundQuest Incorporated ("FundQuest"), a subsidiary of BNP Paribas Investment Partners USA Holdings, Inc. for total estimated consideration of approximately $28,685. FundQuest was renamed Envestnet Portfolio Solutions, Inc. ("EPS") subsequent to the acquisition. EPS provides managed account programs, overlay portfolio management, mutual funds, institutional asset management and investment consulting to registered investment advisors, independent advisors, broker-dealers, banks and trust organizations. The goodwill arising from the acquisition represents the expected synergistic benefits of the transaction and the knowledge and experience of the workforce in place. The goodwill recognized is expected to be non-deductible for income tax purposes.

Prior to the FundQuest acquisition, in February 2010, the Company signed a seven-year platform services agreement (the "Agreement") with FundQuest. Upon the acquisition, the existing Agreement between the Company and FundQuest was effectively settled (Note 4). The Company analyzed the Agreement to determine the amount by which the contract was favorable or unfavorable when compared to current market pricing. The Company, using the discounted cash flow method, determined the Agreement resulted in a favorable amount of $4,897. The favorable amount of the Agreement was compared to the net book value of the customer inducement asset and liability at the date of the business combination resulting in a charge of approximately $1,183, which is included in other expense in the consolidated statements of operations. The net cash portion of the total consideration paid is included in "Cash flows from investing activities" in the consolidated statements of cash flows.

(In thousands, except share and per share amounts)

The consideration transferred in the acquisition was as follows:

Cash paid to owners	$	24,390
Non-cash consideration:		
Favorable contract		4,897
Other		1,241
Cash assumed		(671)
Preliminary working capital adjustment		(1,172)
	$	28,685

Acquisition related costs of $405 are included in general and administration expenses in the consolidated statements of operations for the year ended December 31, 2011.

The following table summarizes estimated fair values of the assets acquired at the date of the acquisition:

Accounts receivable	$	2,603
Prepaid expenses and other current assets		46
Property and equipment		442
Intangible assets		11,830
Goodwill		20,192
Accounts payable and accrued liabilities		(1,364)
Deferred income taxes		(4,710)
Deferred revenue		(354)
Total assets acquired	$	28,685

A summary of intangible assets acquired, estimated useful lives and amortization method was as follows:

	Amount	Weighted Average Useful Life	Amortization Method
Customer list	$ 11,830	7	Accelerated

The estimated fair values of accrued liabilities and the working capital adjustment are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. The Company believes the information provides a reasonable basis for estimating the fair values of these amounts, but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value reflected are subject to change and such changes could be significant. The Company expects to finalize the working capital adjustment, valuation and complete the acquisition accounting as soon as practicable but no later than the contractual period.

The results of EPS's operations are included in the consolidated statement of operations beginning December 13, 2011 and were not material to the 2011 results of operations.

B-Ready Outsourcing Solutions, Inc.

On April 1, 2010, the Company acquired the assets of B-Ready Outsourcing Solutions, Inc. ("B-Ready") for approximately $750. B-Ready is a private company that provides back-office data management and reporting services for users of Schwab Portfolio Center and enhances the Company's product offerings. The purchase price

(In thousands, except share and per share amounts)

is included in "Cash flows from investing activities" in the consolidated statements of cash flows. The Company paid cash of $300 at closing and assumed a note payable in the amount of $300. The remaining amount of the total purchase price is a deferred purchase price payable, contingent upon B-Ready meeting certain revenue targets in the 12 months after the date of acquisition. The Company determined that it is likely B-Ready will meet the revenue targets, and accordingly recorded the contingent consideration at fair value.

The total consideration transferred in the acquisition was as follows:

Cash paid to owners	$	300
Note payable assumed		300
Contingent consideration		150
	$	750

The following table summarizes estimated fair values of the assets acquired at the date of the acquisition:

Accounts receivable	$	114
Property and equipment		3
Intangible assets		209
Goodwill		424
Total assets acquired	$	750

The goodwill associated with the B-Ready acquisition is expected to be deductible for income tax purposes.

A summary of intangible assets acquired, estimated useful lives and amortization method was as follows:

	Amount		Weighted Average Useful Life	Amortization Method
Customer list	$	209	4	Accelerated

The results of B-Ready's operations are included in the consolidated statement of operations beginning April 1, 2010 and were not material to the 2010 results of operations.

Metamorphosis Money Management, LLC.

On September 1, 2010, the Company acquired the assets of Metamorphosis Money Management, LLC ("M3") for approximately $617. M3 is a private company that provides back-office outsourcing and overlay management to registered investment advisors and enhances the Company's product offerings. The consideration paid is included in "Cash flows from investing activities" in the consolidated statements of cash flows.

The following table summarizes estimated fair values of the assets acquired at the date of the acquisition:

Accounts receivable	$	30
Property and equipment		3
Goodwill		584
Total assets acquired	$	617

The goodwill associated with the M3 acquisition is expected to be deductible for income tax purposes. The results of M3's operations are included in the consolidated statement of operations beginning September 1, 2010 and were not material to the 2010 results of operations.

(In thousands, except share and per share amounts)

Pro forma results for Envestnet, Inc. giving effect to the B-Ready, M3 and FundQuest acquisitions

The following unaudited pro forma financial information presents the combined results of operations of Envestnet, B-Ready, M3 and FundQuest. For year ended December 31, 2010, the unaudited pro forma financial information presents the results of FundQuest, B-Ready and M3 acquisitions as if the acquisitions had occurred as of the beginning of 2010. For the year ended December 31, 2011, the unaudited pro forma financial information presents the results of the FundQuest acquisition as if the acquisition had occurred as of the beginning of 2010.

The December 2010 unaudited pro forma results presented include amortization charges for acquired intangible assets; the elimination of intercompany transactions, restructuring charges, unrealized gain on warrant and imputed interest expense; and the related tax effect of the aforementioned items. The December 2011 unaudited pro forma results presented include amortization charges for acquired intangible assets; the elimination of intercompany transactions, contract settlement charges, loss on sale of warrant and imputed interest expense; and the related tax effect of the aforementioned items.

Pro forma financial information is presented for informational purposes and is not indicative of the results of operations that would have been achieved if the acquisitions had taken place at the beginning of each period presented.

	At December 31,	
	2011	2010
Revenue	$ 133,702	$ 113,547
Net income (loss)	7,363	(2,507)
Net income (loss) attributable to common stockholders	7,363	(2,929)
Net income (loss) per share attributable to common stockholders:		
Basic	0.23	(0.14)
Diluted	0.22	(0.14)

4. Customer Inducements

Customer inducements assets and customer inducements payable consist of the following:

	At December 31,	
	2011	2010
Customer inducements assets	$ -	$ 30,400
Customer inducements payable:		
Current	$ -	$ 1,000
Non-current	-	18,806
	$ -	$ 19,806

Pursuant to the Agreement with FundQuest, the Company provided FundQuest and its clients with the Company's platform technology and support services, replacing FundQuest's technology platform. The Company earned fees based upon a contractual percentage of assets under administration. As a result of the acquisition of FundQuest on December 13, 2011 (Note 3), the Agreement was terminated, and all of the assets and liabilities associated with this Agreement were eliminated. The Company determined the fair value of the

(In thousands, except share and per share amounts)

Agreement to be approximately $4,897 using a discounted cash flow analysis and as a result, the Company incurred contract settlement charges of approximately $1,183 which is included in other expense in the consolidated statements of operations for the year ended December 31, 2011.

In connection with the Agreement, the Company was required to make various payments to FundQuest during the contract term as defined in the Agreement. These payments included an up-front payment upon completion of the conversion of FundQuest's clients' assets to the Company's technology platform, five annual payments and a payment after the fifth year of the Agreement calculated based on the average annual revenues the Company was to receive from FundQuest during the first five years of the contract term. As of December 31, 2010, the estimate of the present value of these payments was approximately $30,400. The Company also issued to FundQuest a warrant to purchase 1,388,888 shares of its common stock, with an exercise price of $10.80 for an estimated fair value of $2,946 as of December 31, 2010 (see Notes 9 and 13). The present value of all payments and the fair value of the warrant was accounted for as customer inducement costs and were amortized as a reduction to the Company's revenues from assets under management or administration on a straight-line basis over the contract term of seven years.

Amortization and imputed interest expense was as follows:

	Year ended December 31,		
	2011	2010	2009
Amortization expense	$ 4,568	$ 3,239	$ 18
Imputed interest expense	771	546	-

5. Property and Equipment

Property and equipment consists of the following:

	Estimated Useful Life	At December 31, 2011	At December 31, 2010
Cost:			
Office furniture and fixtures	5-7 years	$ 2,713	$ 1,996
Computer equipment and software	3 years	18,942	14,600
Other office equipment	5 years	598	598
Leasehold improvements	Shorter of the term of the lease or useful life of the asset	5,833	5,247
		28,086	22,441
Less accumulated depreciation and amortization		(16,995)	(12,728)
Property and equipment, net		$ 11,091	$ 9,713

Depreciation and amortization expense was as follows:

	Year ended December 31,		
	2011	2010	2009
Depreciation and amortization expense	$ 3,862	$ 2,980	$ 1,985

(In thousands, except share and per share amounts)

6. Internally Developed Software

Internally developed software consists of the following:

	Estimated Useful Life	At December 31, 2011	2010
Internally developed software	5 years	$ 10,882	$ 9,401
Less accumulated depreciation		(7,358)	(5,780)
Internally developed software, net		$ 3,524	$ 3,621

Depreciation expense was as follows:

	Year ended December 31, 2011	2010	2009
Depreciation expense	$ 1,579	$ 1,606	$ 1,444

7. Goodwill and Intangible Assets

Changes in the carrying amount of the Company's goodwill was as follows:

Balance at December 31, 2009	$ 1,023
B-Ready acquisition (Note 3)	424
M3 acquisition (Note 3)	584
Balance at December 31, 2010	2,031
FundQuest acquisition (Note 3)	20,192
Balance at December 31, 2011	$ 22,223

Intangible assets consist of the following:

		December 31, 2011			December 31, 2010		
	Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
FundQuest customer list	7 years	$ 11,830	$ (167)	$ 11,663	$ -	$ -	$ -
Oberon customer list	8 years	3,644	(3,189)	455	3,644	(2,733)	911
B-Ready customer list	4 years	209	(102)	107	209	(46)	163
NAM customer list	7 years	4,305	(4,305)	-	4,305	(4,049)	256
Total intangible assets		$ 19,988	$ (7,763)	$ 12,225	$ 8,158	$ (6,828)	$ 1,330

Amortization expense was as follows:

	Year ended December 31, 2011	2010	2009
Amortization expense	$ 935	$ 1,117	$ 1,070

(In thousands, except share and per share amounts)

Future amortization expense of the identifiable intangible assets as of December 31, 2011, is expected to be as follows:

Years ending December 31:	
2012	$ 3,859
2013	2,589
2014	1,928
2015	1,437
2016	1,075
Thereafter	1,337
	$ 12,225

8. Other Non-Current Assets

Other non-current assets consist of the following:

	At December 31, 2011	At December 31, 2010
Investment in private company	$ 1,250	$ 1,250
Deposits:		
Lease	1,313	307
Other	259	181
Other	340	450
	$ 3,162	$ 2,188

In April 2008, the Company entered into an agreement to purchase 1,250,000 Preferred A Units of a private company for a total purchase price of $1,250 subject to the private company meeting certain milestone-based events. The Preferred A Units are entitled to a preferred distribution at a cumulative rate of 8% per annum of unreturned capital contributions, as defined in the agreement.

9. Fair Value Measurements

Financial assets and liabilities recorded at fair value in the consolidated balance sheet are categorized based upon a fair value hierarchy established by U.S. GAAP, which prioritizes the inputs used to measure fair value into the following levels:

Level 1: Inputs based on quoted market prices in active markets for identical assets or liabilities at the measurement date.

Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or inputs that are observable and can be corroborated by observable market data.

Level 3: Inputs reflect management's best estimates and assumptions of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the valuation of the instruments.

(In thousands, except share and per share amounts)

Fair Value on a Recurring Basis:

The Company periodically invests excess cash in money-market funds not insured by the FDIC. The Company believes that the investments in money market funds are on deposit with creditworthy financial institutions and that the funds are highly liquid. The fair values of the Company's investments in money-market funds are based on the daily quoted market prices for the net asset value of the various money market funds. These money-market funds are considered Level 1 assets and totaled approximately $52,383 and $55,173 as of December 31, 2011 and 2010, respectively and are included in cash and cash equivalents in the consolidated balance sheets.

Investments in mutual funds are quoted based on the daily market prices, are considered Level 1 assets and totaled approximately zero and $84 as of December 31, 2011 and 2010, respectively and are included in other non-current assets in the consolidated balance sheets.

On February 8, 2010, the Company issued a warrant to FundQuest to acquire a certain amount of the Company's common stock (Note 4) and was initially recorded as a current liability. The fair value of the warrant was determined using a Black-Scholes valuation model and was considered a Level 3 liability. As a result of the Company's initial public offering effective July 28, 2010, certain terms of the warrant were determined in accordance with the warrant agreement and the Company reclassified the estimated fair value of the warrant to additional paid-in capital in the three months ended September 30, 2010.

The table below presents a reconciliation of all assets and liabilities of the Company measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the period from December 31, 2009 to December 31, 2010:

	Warrant
Balance at December 31, 2009	$ -
Issuance	2,360
Change in fair value	586
Transfer to additional paid in capital	(2,946)
Balance at December 31, 2010	$ -

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between the levels of the fair value hierarchy. There were no transfers between Levels 1, 2 and 3 during the year.

10. Accrued Expenses

Accrued expenses consist of the following:

	At December 31,	
	2011	2010
Accrued investment manager fees	$ 8,451	$ 6,892
Accrued compensation and related taxes	4,230	4,309
Accrued professional services	481	280
Accrued restructuring charges	290	228
Other accrued expenses	1,467	1,150
	$ 14,919	$ 12,859

(In thousands, except share and per share amounts)

Effective March 31, 2010, the Company closed its Los Angeles office in order to more appropriately align and manage the Company's resources. In the year ended December 31, 2010, the Company recognized pretax restructuring charges of $961 consisting primarily of $451 for accrued lease payments, $414 for relocation and other expenses and $96 for severance charges. In the year ended December 31, 2011, the Company recognized pretax restructuring charges of $53 consisting primarily of relocation and other expenses.

As a result of the EPS acquisition, the Company incurred restructuring charges of $381, primarily severance charges related to the termination of certain EPS and Envestnet employees.

The summary of activity in accrued restructuring charges was as follows:

	Los Angeles Office	EPS Acquisition	Total
Balance at December 31, 2009	$ -	$ -	$ -
Restructuring provision incurred	1,144	-	1,144
Payments	(733)	-	(733)
Adjustments	(183)	-	(183)
Balance at December 31, 2010	228	-	228
Restructuring provision incurred	53	381	434
Payments	(228)	(144)	(372)
Balance at December 31, 2011	$ 53	$ 237	$ 290

11. Note Payable

In connection with the acquisition of B-Ready (Note 3), the Company assumed a note payable in the amount of $300 that bears simple interest of 8% per annum. A principal payment of $150 plus interest was paid on April 30, 2011, and an additional principal payment of $150 plus interest is due on April 30, 2012. The principal and interest payments may be reduced by a formula as defined in the purchase agreement if the revenue attributable to the B-Ready assets does not meet certain revenue targets as defined in the purchase agreement.

12. Income Taxes

The components of the income tax provision (benefit) charged to operations are summarized as follows:

	Year ended December 31,		
	2011	2010	2009
Current:			
Federal	$ 261	$ -	$ -
State	459	(16)	176
Foreign	94	76	42
	814	60	218
Deferred:			
Federal	2,243	1,207	1,500
State	(60)	266	98
Foreign	(22)	-	-
	2,161	1,473	1,598
Total	$ 2,975	$ 1,533	$ 1,816

(In thousands, except share and per share amounts)

Net deferred tax assets (liabilities) consist of the following:

	At December 31, 2011	At December 31, 2010
Current:		
Deferred revenue	$ 30	$ 88
Prepaid expenses and accruals	162	19
Net current deferred tax assets	192	107
Non-Current:		
Deferred rent	$ 535	$ 471
Net operating loss and tax credit carry-forwards	9,910	14,836
Loss on investments	2,157	2,145
Amortization and depreciation	(4,516)	(1,813)
Other	2,050	1,454
Net long-term deferred tax assets	10,136	17,093
Net deferred tax assets	10,328	17,200
Less valuation allowance	(3,444)	(3,444)
	$ 6,884	$13,756

During 2010, the write-off of notes receivable from Fetter Logic (Note 17) was considered a capital loss for tax purposes. In assessing the realizability of this deferred tax asset, management determined that it was more-likely-than-not that all of this asset would not be realized and accordingly recorded an increase to our valuation allowance in the amount of $926. The valuation allowance for net deferred tax assets as of December 31, 2011 and 2010 was $3,444 and $3,444, respectively. The valuation allowance as of December 31, 2011 and 2010 was related to capital losses of $2,157 and Federal and state net operating losses of $1,287 primarily due to Section 382 limitations. In assessing the realizability of deferred tax assets, management considers whether it is more-likely-than-not that some or all of the deferred tax assets will be realized.

The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which net operating losses and temporary differences are deductible. Management considers the scheduled reversal of deferred tax assets and liabilities (including the impact of available carry-back and carry-forward periods), projected taxable income, and tax-planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income before the expiration of the deferred tax assets governed by the tax code. Based on the level of taxable income and projections for future taxable income over the periods for which the net operating losses are available and deferred tax assets are deductible, management believes that it is more-likely-than-not that it will realize the benefits of the net operating losses and any other deferred tax assets. The amount of the deferred tax asset considered realizable however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

On July 28, 2010, in connection with the closing of the Company's initial public offering, the Company entered into a merger transaction with the Envestnet Shareholder (Note 13). As a result of the merger, the Company recorded post tax net operating losses of $839 for federal and state income tax purposes.

Upon exercise of stock options, the Company recognizes any difference between GAAP compensation expense and income tax compensation expense as a tax windfall or shortfall. The difference is charged to equity

(In thousands, except share and per share amounts)

in the case of a windfall. When the exercise results in a windfall and the windfall results in net operating loss ("NOL"), or the windfall increases an NOL carryforward, no windfall is recognized until the deduction reduces the income tax payable. For GAAP purposes, the Company has deferred the recognition of approximately $1,365 in windfall tax benefits associated with its stock-based compensation until a tax cash savings is realized. The benefit will be recorded in stockholder's equity when utilized on an income tax return to reduce taxes payable, and as such, it will not impact the Company's effective tax rate.

The expected tax provision calculated at the statutory federal rate differs from the actual provision as follows:

	Year ended December 31,		
	2011	**2010**	**2009**
Tax provision, at U.S. Federal statutory tax rate	$ 3,597	$ 308	$ 321
State income tax, net of Federal tax benefit	449	42	42
Effect of permanent items	487	66	51
Effect of accounting method change	(234)	-	-
Effect of return to provision adjustment	(113)		
Change in valuation allowance	-	927	1,396
Effect of contract settlement	(1,186)	-	-
Effect of change in rate	-	-	(78)
Uncertain tax positions	(25)	106	42
Foreign income taxes	-	76	42
Other	-	8	-
Income tax provision	$ 2,975	$ 1,533	$ 1,816

At December 31, 2011, the Company had NOL carryforwards for federal income tax purposes of $22,192, which are available to offset future federal taxable income, if any, and expire as follows:

Years ending December 31:	
2019	$ 2,613
2020	-
2021	-
2022	2,121
2023	5,025
2024	7,787
2025	4,188
2026	247
2027	-
2028	-
2029	135
2030	76
	$ 22,192

Of the $22,192 in NOLs listed above, due to Section 382 limitations, approximately $2,131 in NOLs will not be utilized.

(In thousands, except share and per share amounts)

In addition, the Company has alternative minimum tax credit carry-forwards of approximately $985 which are available to reduce future federal regular income taxes, if any, over an indefinite period.

A reconciliation of the beginning and ending amount of unrecognized tax benefit was as follows:

	Year ended December 31,		
	2011	2010	2009
Unrecognized tax benefits balance at beginning of year	$ 612	$ 475	$ 407
Additions based on tax positions related to the current year	119	136	103
Additions (deletions) based on tax positions related to the prior periods	(158)	9	15
Reductions for lapses of statute of limitations	-	(8)	(50)
Unrecognized tax benefits balance at end of year	$ 573	$ 612	$ 475

At December 31, 2011, the amount of unrecognized tax benefits that would benefit the Company's effective tax rate, if recognized, was $445.

The Company recognizes potential interest and penalties related to unrecognized tax benefits in income tax expense. For the years ended December 31, 2011 and 2010, income tax expense includes $14 and $53, respectively of potential interest and penalties related to unrecognized tax benefits. The Company had accrued interest and penalties of $209 and $195 as of December 31, 2011 and 2010, respectively.

The Company files a consolidated federal income tax return and separate tax returns with various states. Additionally, a subsidiary of the Company files a tax return in a foreign jurisdiction. The Company's tax returns for the fiscal years ended March 31, 2009 and 2008 and calendar years ended December 31, 2011, 2010 and 2009 remain open to examination by the Internal Revenue Service in their entirety. They also remain open with respect to state taxing jurisdictions.

13. Stockholders' Equity

Preferred Stock

Prior to the closing of the Company's initial public offering in July of 2010 the Company had the following $0.001 par value convertible preferred stock authorized, issued and outstanding:

	Shares Authorized	Shares Issued and Outstanding	Amount
Series A Convertible Preferred Stock	66,000	65,649	$ 31,475
Series B Convertible Preferred Stock	10,000	7,130	5,330
Series C Convertible Preferred Stock	5,000	3,864	8,787
Undesignated	119,000	-	-
	200,000	76,643	$ 45,592

Each share of preferred stock was convertible at any time after the date of issuance and were convertible at various prices and into various amounts of common stock. The preferred stock had liquidation and voting rights as defined in each preferred stock agreement. The holders of Series C Convertible Preferred Stock ("Series C")

(In thousands, except share and per share amounts)

were entitled to receive preferred dividends annually at a rate of 8% of the Series C original issue price, accruing and cumulative from the date of issue, whether or not earned or declared.

As noted below, upon closing of the Company's initial public offering, all of the Company's outstanding Series A, Series B and Series C Convertible Preferred Stock converted into an aggregate 13,002,034 shares of common stock. In addition, the holders of Series C were paid cumulative preferred dividends totaling approximately $1,346.

On August 3, 2010 the Company amended its certificate of incorporation which increased the amount of authorized preferred stock to 50,000,000 shares and increased the par value to $0.005 per share. There were no shares of preferred stock issued or outstanding as of December 31, 2011 and 2010.

Warrants

On March 24, 2005, in connection with the sale of Series B Convertible Preferred Stock ("Series B"), the Company issued detachable warrants to holders of Series B to purchase 1,497 shares of Series B at a price of $1,000 per share. In 2010, all of the warrants were exercised and the Company issued 1,497 shares of Series B. In addition, during 2010, the Company acquired 122 shares of Series B for approximately $378.

On September 18, 2008, in connection with the sale of Series C Convertible Preferred Stock ("Series C"), the Company issued detachable warrants to holders of Series C to purchase 154,548 shares of common stock at a price of $0.05 per share. During 2010, all of the warrants were exercised and the Company issued 154,548 shares of common stock.

In February 2010, in connection with the Agreement, the Company issued to FundQuest a warrant to purchase shares of the Company's common stock, with an exercise price to be calculated as 120% of the Company's initial public offering price per share of the Company's common stock. As a result of the closing of the Company's initial public offering, the number of shares of common stock issuable to FundQuest under the warrant was determined to be 1,388,888 shares at an exercise price of $10.80 per share and the estimated fair value of the warrant of $2,946 is classified in equity as additional paid-in capital. During 2011, the warrant was sold by FundQuest to a third party. As of December 31, 2011, the warrant with shares totaling 1,388,888 was outstanding.

Common Stock

On June 29, 2010, in connection with the cashless exercise of 179,624 expiring stock options, the Company repurchased 135,827 shares of its common stock from certain of its former employees for an aggregate purchase price of $1,616 to fund the purchase price and tax obligations of such exercises, resulting in a net issuance of 43,797 shares. Included in the above amounts, were 90,000 expiring stock options from a former officer and director of the Company in which the Company repurchased 63,279 shares for an aggregate purchase price of $753, resulting in a net issuance of 26,721 shares to this former officer and director.

On July 28, 2010, the Company completed its initial public offering whereby the Company sold 4,705,500 shares of common stock for a price of $9.00 per share, which resulted in proceeds, before deducting underwriting discounts and commissions and other offering expenses, of approximately $42,350.

Upon closing of the Company's initial public offering:

- as approved by the Board of Directors on June 22, 2010, one newly issued share of the Company's stock was exchanged for every five outstanding shares of stock, effective immediately prior to the effectiveness of the Company's registration statement on July 28, 2010. All share amounts and per

(In thousands, except share and per share amounts)

share information referenced throughout the consolidated financial statements have been retroactively adjusted to reflect this reverse stock split;

- all of the Company's outstanding Series A, Series B and Series C convertible preferred stock converted into an aggregate 13,002,034 shares of common stock. In addition, the holders of Series C were paid cumulative preferred dividends totaling approximately $1,346;
- the Envestnet Shareholder merged with and into the Company, with the Company being the surviving entity. Pursuant to the merger, all of the shareholders of the Envestnet Shareholder exchanged their Envestnet Shareholder common shares and preferred shares for 5,160,000 shares of the Company's common stock; and
- each share of the Company's common and Series A convertible preferred stock held by the Envestnet Shareholder was automatically converted into treasury stock of the Company.

On August 3, 2010, the Company amended its certificate of incorporation which increased the amount of authorized common stock to 500,000,000 shares and increased the par value to $0.005 per share.

On August 31, 2010, the underwriters exercised their overallotment option to purchase an additional 705,825 shares of common stock for a price of $9.00 per share, which resulted in proceeds, before deducting underwriting discounts and commissions, of approximately $6,352.

14. Stock-Based Compensation

Stock Options

On December 31, 2004, the Company adopted a stock incentive plan (the "2004 Plan"). The 2004 Plan provided for the grant of options to employees, consultants, and non-employee directors to purchase common stock, which vest over time and have a ten-year contractual term. To satisfy options granted under the 2004 Plan, the Company made common stock available from authorized but unissued shares or shares held in treasury, if any, by the Company. Stock options granted under the 2004 Plan were either incentive stock options or non-qualified stock options, as defined in the 2004 Plan agreement. Stock options were granted with an exercise price no less than the fair-market-value price of the common stock at the date of the grant.

The 2004 Plan has a change in control provision whereby if a change in control occurs and the participant's awards are not equitably adjusted, such awards shall become fully vested and exercisable and all forfeiture restrictions on such awards shall lapse. Based on the terms of the 2004 Plan, the Company's initial public offering did not trigger the change in control provision and did not result in any modifications to the outstanding equity awards under the 2004 Plan.

On February 3, 2010, the Board of Directors approved an increase to the number of shares of the Company's common stock available for issuance under the 2004 Plan by 1,875,230 shares.

On June 22, 2010, the Board of Directors approved the 2010 Long-Term Incentive Plan ("2010 Plan"), effective upon the closing of the Company's initial public offering. The 2010 Plan provides for the grant of options, stock appreciation rights, Full Value Awards (as defined in the 2010 Plan) and cash incentive awards to employees, consultants, and non-employee directors to purchase common stock, which vest over time and have a ten-year contractual term. The maximum number of shares of common stock that may be delivered under the 2010 Plan is equal to the sum of 2,700,000 plus the number of shares of common stock that are subject to outstanding awards under the 2004 Plan which are forfeited, expire or are cancelled after the effective date of the Company's initial public offering. Stock options and stock appreciation rights are granted with an exercise price

(In thousands, except share and per share amounts)

no less than the fair-market-value price of the common stock at the date of the grant. As of December 31, 2011, the maximum number of options available for future issuance under the 2010 Plan is 2,363,908.

Employee stock-based compensation expense was as follows:

	Year ended December 31,		
	2011	2010	2009
Employee stock-based compensation expense	$ 3,062	$ 1,731	$ 780
Tax effect on employee stock-based compensation expense	(1,159)	(655)	(295)
Net effect on income	$ 1,903	$ 1,076	$ 485

The following weighted average assumptions were used to value options granted during the periods indicated:

	Year ended December 31,		
	2011	2010	2009
Grant date fair value of options	$ 5.14	$ 3.71	$ 3.03
Volatility	39.4%	37.5%	39.0%
Risk-free interest rate	1.1% - 2.5%	2.2% - 2.8%	2.0% - 2.8%
Dividend yield	0.0%	0.0%	0.0%
Expected term (in years)	6.0	6.2	6.0

The following table summarizes option activity under the 2004 Plan and 2010 Plan:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2008	3,037,950	$ 6.65		
Granted	263,962	7.35		
Exercised	(3,000)	1.10		
Forfeited	(13,333)	6.05		
Outstanding as of December 31, 2009	3,285,579	6.70	7.0	$ 15,752
Granted	2,049,461	9.18		
Exercised	(296,188)	6.50		
Forfeited	(40,515)	7.81		
Outstanding as of December 31, 2010	4,998,337	7.64	7.5	47,083
Granted	486,833	12.37		
Exercised	(447,528)	6.14		
Forfeited	(173,924)	9.36		
Outstanding as of December 31, 2011	4,863,718	8.19	6.8	18,704
Options exercisable	2,988,271	7.14	5.7	14,452

(In thousands, except share and per share amounts)

The aggregate intrinsic values in the table above represent the total pre-tax intrinsic value (the aggregate difference between the fair value of the Company's common stock on December 31, 2011, 2010 and 2009 of $11.96, $17.06 and $11.50 respectively, and the exercise price of in-the-money options) that would have been received by the option holders had all option holders exercised their options as of that date.

Exercise prices of stock options outstanding as of December 31, 2011 range from $1.10 to $13.45.

Other information was as follows:

	Year ended December 31,		
	2011	**2010**	**2009**
Total intrinsic value of options exercised	3,082	1,511	26
Cash received from exercises of stock options	2,747	1,925	3

The following table summarizes the prices whereby the Company granted employee stock options from the period January 1, 2009 through July 27, 2010 (the date prior to the Company's initial public offering):

Grant Date	**Options Granted**	**Exercise Price and Fair Market Value of Common Stock (per share)**
February 16, 2009 - April 8, 2009	9,230	$ 7.85
May 15, 2009 - July 6, 2009	242,732	7.15
November 16, 2009	12,000	11.50
February 22, 2010	71,000	13.45

Prior to our initial public offering on July 28, 2010, the Board of Directors determined the exercise price was the fair market value on the respective grant dates. Historically, determining the fair value of our common stock required making subjective judgments. The valuation of the Company's common stock considered a market approach and an income approach, incorporating the Company's historical and expected financial performance, relevant market, industry and economic trends, recent capital transactions, involving either the Company or comparable companies, and comparable public company valuations. The resulting calculation assigns a value for 100% of our Company's equity on a marketable equivalent, non-controlling interest basis.

After the value of the Company had been determined, the Company allocated the value to each class of its shares, including common stock. The value allocation methodology applies the principles set forth in the AICPA Practice Aid—Valuation of Privately-Held-Company Equity Securities Issued as Compensation ("Practice Aid"). The Practice Aid defines appropriate methods to allocate enterprise value to common shares when multiple share classes exist. Based on various factors, including the stage of a company's life and the timing and likelihood of various liquidity events, one method of allocation may be more appropriate than the others. The Company used the option pricing method, as defined in the Practice Aid, which treats each class of equity as having a "call option" on the enterprise value. The option pricing method considers the economic preferences and other rights attributable to each share class, resulting in a price for each of the share classes, including common stock. The valuations of common stock also reflected a discount for lack of marketability, adjusted over time to reflect the expected likelihood and timing of a liquidity event subsequent to each valuation date. No other discounts were applied in determining the value of the Company's common stock. There was inherent uncertainty in the estimates used in the valuations. If different discount rates, assumptions or weightings had been used, the valuations would have been different. From January 1, 2009 through July 27, 2010, the Company

(In thousands, except share and per share amounts)

performed contemporaneous valuations to determine the fair value of the Company's common stock at the following dates:

Grant Date	Fair Market Value
February 16, 2009 - April 8, 2009	$ 7.85
May 15, 2009 - July 6, 2009	7.15
November 16, 2009	11.50
February 22, 2010	13.45

Since our initial public offering on July 28, 2010, the Company has not performed internal valuations or obtained independent valuations in order to determine the Company's stock price to reference when determining the fair value of our common stock in connection with the granting of stock options.

Restricted Stock Awards

The Company grants restricted stock awards to employees that vest one-third on each of the first three anniversaries of the grant date. The following is a summary of the activity for unvested restricted stock awards during the year ended December 31, 2011:

	Number of Shares	Weighted-Average Grant Date Fair Value per Share
Balance at December 31, 2010	-	$ -
Granted	77,224	12.23
Vested	-	-
Forfeited	(3,404)	12.55
Balance at December 31, 2011	73,820	$ 12.21

At December 31, 2011, there was $6.4 million of unrecognized compensation cost related to unvested stock options and restricted stock awards which the Company expects to recognize over a weighted-average period of 2.4 years.

15. Earnings per Share

Net income per common share reflects the application of the two class method for the years ended December 31, 2010 and 2009. Under the two class method, net income is allocated between common stock and other participating securities based on their respective participating rights. All classes of convertible preferred stock would participate pro rata in dividends and therefore are considered participating securities. Therefore, the two class method of calculating net income per common share has been applied. Basic net income per common share excludes dilution for potential common stock issuances and is computed by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, unless they are anti-dilutive. For the years ended December 31, 2010 and 2009, convertible preferred securities are excluded from the computation of diluted net income per share as their inclusion on an as if converted basis would have been anti-dilutive. For the year ended December 31, 2010 and 2009, the convertible preferred securities are considered anti-dilutive as a result of such securities not having the contractual obligation to participate in losses of the

(In thousands, except share and per share amounts)

Company. For the calculation of diluted net income per common share, the basic weighted average number of shares is increased by the dilutive effective of stock options and warrants using the treasury stock method.

The following table provides a reconciliation of the numerators and denominators used in computing basic and diluted net income attributable to common stockholders per common share:

	Year ended December 31,		
	2011	2010	2009
Basic income per share calculation:			
Net income (loss)	$ 7,605	$ (626)	$ (872)
Less: Preferred stock dividends	-	(422)	(720)
Less: Net income allocated to participating preferred stock	-	-	-
Net income (loss) attributable to common stockholders	$ 7,605	$ (1,048)	$ (1,592)
Basic number of weighted-average shares outstanding	31,643,390	20,805,911	12,910,998
Basic net income (loss) per share attributable to common stockholders	$ 0.24	$ (0.05)	$ (0.12)
Diluted income (loss) per share calculation:			
Net income (loss) attributable to common stockholders	$ 7,605	$ (1,048)	$ (1,592)
Plus: Preferred stock dividends	-	-	-
Plus: Net income allocated to participating preferred stock	-	-	-
Net income (loss) attributable to common stockholders	$ 7,605	$ (1,048)	$ (1,592)
Basic number of weighted-average shares outstanding	31,643,390	20,805,911	12,910,998
Effect of dilutive shares:			
Options to purchase common stock	974,192	-	-
Restricted stock	34,757	-	-
Common warrants	211,495	-	-
Diluted number of weighted-average shares outstanding	32,863,834	20,805,911	12,910,998
Diluted net income (loss) per share attributable to common stockholders	$ 0.23	$ (0.05)	$ (0.12)

Common share equivalents for securities that were anti-dilutive and therefore excluded from the computation of diluted earnings per share was as follows:

	Year ended December 31,		
	2011	2010	2009
Options to purchase common stock	121,000	4,998,337	3,285,579
Common warrants	-	1,388,888	453,948
Convertible preferred securities	-	-	12,702,634
Total	121,000	6,387,225	16,442,161

(In thousands, except share and per share amounts)

16. Insurance Recovery

On April 26, 2011, the Company and its directors' and officers' liability insurance carrier entered into an agreement under which the insurance carrier agreed to pay the Company $1,100 to reimburse the Company for defense fees and expenses incurred by the Company in 2010 related to certain litigation (Note 17). This amount was received in 2011 and is included in other income in the consolidated statements of operations.

17. Commitments and Contingencies

Leases

The Company rents office space under leases that expire at various dates through 2023. Future annual minimum lease commitments under these operating leases were as follows:

Years ending December 31:	
2012	$ 3,398
2013	3,701
2014	4,414
2015	4,510
2016	4,706
Thereafter	21,268
	$ 41,997

Rent expense for all operating leases for the years ended December 31, totaled:

	Year ended December 31,		
	2011	2010	2009
Rent expense	$ 2,930	$ 2,469	$ 2,465

Litigation

On November 23, 2009, the Company sued Fetter Logic, Inc. ("Fetter Logic"), a private company, and its chief executive officer seeking, among other things, unspecified damages for breaches of the investment agreement and operating agreement that the Company had entered into with Fetter Logic in December 2008 and a declaratory judgment that the Company owns certain rights in certain intellectual property. Fetter Logic asserted claims against the Company in a separate suit and in a counterclaim filed on November 30, 2009, for breaches of the investment agreement and operating agreement, breach of the implied covenant of good faith and fair dealing, breach of fiduciary duty, copyright infringement, misappropriation of trade secrets, an accounting, unjust enrichment and a declaratory judgment that Fetter Logic owns all rights in the contested intellectual property. Fetter Logic sought declaratory and injunctive relief, as well as unspecified compensatory and punitive damages. Both cases arose out of (1) an investment agreement, pursuant to which the Company purchased shares in Fetter Logic for approximately $5,700, and (2) an operating agreement, under which the parties agreed to integrate their respective software applications and develop and sell joint product offerings. Fetter Logic alleged that the Company did not comply with the terms of the operating agreement to develop joint product offerings, but instead misappropriated Fetter Logic's intellectual property to develop products for its own benefit.

In 2009, the Company reviewed its original investment in Fetter Logic to determine impairment and in conjunction with this review the Company estimated the fair value to be zero and accordingly recognized an

(In thousands, except share and per share amounts)

impairment loss of $3,250 for the year ended December 31, 2009. This amount is included in impairment of investments in the consolidated statements of operations.

On July 8, 2010, the Company and Fetter Logic agreed to dismiss their respective lawsuits. As a result, the Company wrote off fees receivable, notes receivable and allowance for doubtful accounts totaling $2,283 in the year ended December 31, 2010. This amount is included in general and administration expenses in the consolidated statements of operations.

In connection with this settlement, none of the parties was required to make any payments to any other party, the Company relinquished its ownership interest in Fetter Logic, as well as operating receivables for services the Company provided during the term of the operating agreement and its rights under a promissory note issued to the Company in December 2009 in connection with its redemption of a portion of its ownership interest in Fetter Logic. In addition, the Company has the right to use any intellectual property developed or obtained by the Company in connection with the operating agreement. For the years ended December 31, 2010 and 2009, the Company incurred legal fees of $1,933 and $601, respectively related to this matter.

The Company is also involved in other litigation arising in the ordinary course of its business. The Company does not believe that the outcome of any of these proceedings, individually or in the aggregate, would, if determined adversely to it, have a material adverse effect on its results of operations, financial condition, cash flows or business.

18. Major Customers

Two customers accounted for the following percentage of the Company's fees receivable:

	December 31,	
	2011	2010
Fidelity	34%	34%
FundQuest	-	26%

One customer accounted for the following percentage of the Company's revenues:

	December 31,		
	2011	2010	2009
Fidelity	28%	31%	31%

19. Benefit Plan

The Company sponsors a profit sharing and savings plan under Section 401(k) or the Internal Revenue Code, covering substantially all domestic employees. The Company made voluntary employer matching contributions as follows:

	Year ended December 31,		
	2011	2010	2009
Voluntary employer matching contributions	$ 474	$ 427	$ 345

(In thousands, except share and per share amounts)

20. Net Capital Requirements

PBS is a broker-dealer subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital ("net capital ratio"), both as defined, shall not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of $882, which was $782 in excess of its required net capital of $100. At December 31, 2011, the Company's net capital ratio was .07 to 1.

Additionally, PBS is subject to net capital requirements of certain self-regulatory organizations and at December 31, 2011, PBS was in compliance with such requirements.

21. Subsequent Events

Prima Capital Holding, Inc. Agreement

On February 9, 2012, the Company entered into a stock purchase agreement with the shareholders of Prima Capital Holding, Inc. ("Prima") to acquire all of the outstanding shares of Prima for cash consideration of approximately $13,750, subject to certain post-closing adjustments. Prima provides investment management due diligence, research applications, asset allocation modeling and multi-manager portfolios to the wealth management and retirement industries. Prima's clientele includes seven of the top 20 banks in the U.S. as measured by total assets, independent RIAs, regional broker-dealers, family offices and trust companies. The Company anticipates closing this transaction in the first half of 2012.

Tamarac, Inc. Agreement

On February 16, 2012, the Company entered into a merger agreement with Tamarac, Inc. ("Tamarac"). A newly formed subsidiary of Envestnet will merge with and into Tamarac, and Tamarac will become a wholly owned subsidiary of Envestnet. Under the terms of the Agreement, total cash consideration will be approximately $54,000 for all of the outstanding stock of Tamarac, subject to certain post-closing adjustments. The Company has also agreed to establish a management incentive plan funded by $7,000 of shares of common stock for the benefit of certain employees of Tamarac. Such shares will be distributed at pre-established intervals, but in no event later than May 15, 2015, based upon Tamarac meeting certain financial targets and will be subject to additional vesting requirements. Tamarac is a provider of sophisticated portfolio management technology that enables RIA's to efficiently deliver customized individual account management to their clients. The Company anticipates closing this transaction in the first half of 2012.

(In thousands, except share and per share amounts)

22. Quarterly Financial Data (Unaudited)

Quarterly results for the years ended December 31, 2011 and 2010 were as follows:

	2011			
	First	Second	Third	Fourth
Total revenues	$ 29,262	$ 31,334	$ 32,040	$ 30,542
Income from operations	2,554	3,151	3,226	2,445
Net income	1,404	2,447	1,925	1,829
Net income attributable to common stockholders	1,404	2,447	1,925	1,829
Net income per share attributable to common stockholders				
Basic	0.04	0.08	0.06	0.06
Diluted	0.04	0.07	0.06	0.06

	2010			
	First	Second	Third	Fourth
Total revenues	$ 21,632	$ 24,247	$ 24,570	$ 27,603
Income (loss) from operations (1) (2)	(2,670)	789	1,247	1,944
Net income (loss)	(2,511)	393	625	867
Net income (loss) attributable to common stockholders	(2,689)	107	485	867
Net income (loss) per share attributable to common stockholders				
Basic	(0.21)	0.01	0.02	0.03
Diluted	(0.21)	0.01	0.02	0.03

Notes:

(1) Included in income (loss) from operations for the first quarter, second quarter and third quarter of 2010 is $724, $1,124 and $85, respectively, of legal expenses related to the Fetter Logic litigation. See Note 17.

(2) Included in income (loss) from operations for the first quarter of 2010 is $2,668, respectively, of bad debt expense related to the write-off of receivables from Fetter Logic.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures", as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, or the Exchange Act, that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and that such information is communicated to our management, including our principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, but not absolute, assurance that the objectives of the disclosure controls and procedures are met. Our disclosure controls and procedures have been designed to meet the reasonable assurance standards. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on their evaluation, our principal executive officer and our principal financial officer concluded that as of December 31, 2011, our disclosure controls and procedures were effective.

Changes in Internal Control Over Financial Reporting

There were no changes in internal control over financial reporting during the quarter ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management has evaluated the effectiveness of internal control over financial reporting using the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and, based on that evaluation, have concluded that the Company's internal control over financial reporting was effective as of December 31, 2011, the end of the Company's most recent fiscal year. Management has excluded Envestnet Portfolio Solutions, Inc., formerly known as FundQuest Incorporated, from its assessment of internal control over financial reporting as of December 31, 2011, because it was acquired by the Company in a purchase business combination in the fourth quarter of 2011. Envestnet Portfolio Solutions, Inc. is a wholly owned subsidiary whose total assets and net income represent approximately 26% and 2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2011.

McGladrey & Pullen LLP, an independent registered public accounting firm, conducted an audit of Envestnet's internal control over financial reporting as of December 31, 2011, as stated in their report included below.

Internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers, or persons performing similar functions, and affected by our Board of Directors, management, and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Envestnet, Inc.

We have audited Envestnet, Inc.'s (the Company) internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

As described in Management's Annual Report on Internal Control Over Financial Reporting, management has excluded Envestnet Portfolio Solutions, Inc., formerly known as FundQuest Incorporated, from its assessment of internal control over financial reporting as of December 31, 2011, because it was acquired by the Company in a purchase business combination in the fourth quarter of 2011. We have also excluded Envestnet Portfolio Solutions, Inc. from our audit of internal control over financial reporting. Envestnet Portfolio Solutions, Inc. is a wholly owned subsidiary whose total assets and net income represent approximately 26% and 2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2011.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that *(a)* pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; *(b)* provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and *(c)* provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company and our report dated March 9, 2012 expressed an unqualified opinion.

Chicago, Illinois
March 9, 2012

Item 9B. Other Information

None.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item relating to our directors and nominees, regarding compliance with Section 16(a) of the Securities Act of 1934, and regarding our Audit Committee is included under the captions "Board of Directors"," "Board Meetings and Committees — Audit Committee" (including information with respect to audit committee financial experts), "Stock Ownership of Management," and "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement related to the Annual Meeting of Stockholders to be held May 17, 2012, and is incorporated herein by reference.

The information required by this item relating to our executive officers and other corporate officers is included under the caption "Executive Officers of the Registrant" in Item 1 of this report.

We have adopted a code of ethics that applies to all of our employees, including our principal executive officer and our principal financial officer and our principal accounting officer. This code of ethics is posted on our Website. The Internet address for our Website is www.envestnet.com, and the code of ethics may be found from our main Web page by clicking first on "Investor Information" and then "Corporate Governance," and then on "Code of Business Conduct and Ethics."

We intend to disclose any amendment to, or waiver from, a provision of this code of ethics by posting such information to our Website, at the address and location specified above.

Item 11. Executive Compensation

Information regarding executive compensation is under the captions "Board Meetings and Committees — Director Compensation," "Board Meetings and Committees — Compensation Committee Interlocks and Insider Participation," "Compensation Committee Report on Compensation Discussion and Analysis," and "Executive Compensation" in our Proxy Statement for the Annual Meeting of Stockholders to be held May 17, 2012, and is incorporated herein by reference, except the section captioned "Compensation Committee Report on Compensation Discussion and Analysis" is hereby "furnished" and not "filed" with this annual report on Form 10-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information regarding security ownership of certain beneficial owners and management and related stockholder matters is under the tables captioned "Stock Ownership of Management," "Persons Owning More Than Five Percent of Envestnet, Inc. Stock," and in our Proxy Statement for the Annual Meeting of Stockholders to be held May 17, 2012, and is incorporated herein by reference. For a description of securities authorized under our equity compensation plans, see note 14 to the notes to the consolidated financial statements in Part II, Item 8.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information set forth under "Board Meetings and Committees — Related Person Transaction Policies and Procedures," "Board of Directors" and "Audit Committee Report to Stockholders" in our Proxy Statement for the Annual Meeting of the Stockholders to be held May 17, 2012, is incorporated herein by reference except the section captioned "Audit Committee Report" is hereby "furnished" and not "filed" with this annual report on Form 10-K.

Item 14. Principal Accountant Fees and Services

Information regarding principal accountant fees and services is under the captions "Audit Committee Report to Stockholders — Audit Committee's Policy on Pre-Approval of Services Provided by Independent Registered Public Accounting Firm" and "Audit Committee Report to Stockholders — Fees Paid to Independent Registered Public Accounting Firm" in our Proxy Statement for the Annual Meeting of Stockholders to be held May 17, 2012, and is incorporated herein by reference.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a)(2) Evaluation and Qualifying Accounts

Financial statements and schedules are omitted for the reason that they are not applicable, are not required, or the information is included in the financial statements or the footnotes.

INDEX TO EXHIBITS

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of Envestnet, Inc. (filed as Exhibit 3.1 to the Company's Registration Statement on Form S-1, as amended (File No. 333-165717), filed with the SEC on July 1, 2010 and incorporated by reference herein).
3.2	Amended and Restated Bylaws of Envestnet, Inc. (filed as Exhibit 3.2 to the Company's Registration Statement on Form S-1, as amended (File No. 333-165717), filed with the SEC on July 1, 2010 and incorporated by reference herein).
4.1	Registration Rights Agreement dated as of March 22, 2004 (filed as Exhibit 4.2 to the Company's Registration Statement on Form S-1, as amended (File No. 333-165717), filed with the SEC on March 26, 2010 and incorporated by reference herein).
4.2	First Amendment to Registration Rights Agreement dated as of August 30, 2004 (filed as Exhibit 4.3 to the Company's Registration Statement on Form S-1, as amended (File No. 333-165717), filed with the SEC on March 26, 2010 and incorporated by reference herein).
4.3	Second Amendment to Registration Rights Agreement effective as of March 24, 2005 (filed as Exhibit 4.4 to the Company's Registration Statement on Form S-1, as amended (File No. 333-165717), filed with the SEC on March 26, 2010 and incorporated by reference herein).
4.4	Joinder Agreements to Registration Rights Agreement (filed as Exhibit 4.5 to the Company's Registration Statement on Form S-1, as amended (File No. 333-165717), filed with the SEC on March 26, 2010 and incorporated by reference herein).
10.1	Technology and Services Agreement dated as of March 31, 2008, between Registrant and FMR LLC (filed as Exhibit 10.1 to the Company's Registration Statement on Form S-1, as amended (File No. 333-165717), filed with the SEC on May 6, 2010 and incorporated by reference herein).
10.2	First Amendment to Technology and Services Agreement dated June 26, 2008 (filed as Exhibit 10.2 to the Company's Registration Statement on Form S-1, as amended (File No. 333-165717), filed with the SEC on May 6, 2010 and incorporated by reference herein).
10.3	Second Amendment to Technology and Services Agreement dated May 5, 2009 (filed as Exhibit 10.3 to the Company's Registration Statement on Form S-1, as amended (File No. 333-165717), filed with the SEC on May 6, 2010 and incorporated by reference herein).
10.4	Third Amendment to Technology and Services Agreement dated November 16, 2009 (filed as Exhibit 10.4 to the Company's Registration Statement on Form S-1, as amended (File No. 333-165717), filed with the SEC on May 6, 2010 and incorporated by reference herein).
10.5	Services Agreement dated December 28, 2005 between Registrant and Fidelity Brokerage Services LLC (filed as Exhibit 10.5 to the Company's Registration Statement on Form S-1, as amended (File No. 333-165717), filed with the SEC on May 6, 2010 and incorporated by reference herein).
10.6	Services Agreement effective March 24, 2005 between Registrant and National Financial Services LLC (filed as Exhibit 10.6 to the Company's Registration Statement on Form S-1, as amended (File No. 333-165717), filed with the SEC on May 6, 2010 and incorporated by reference herein).
10.7	Services Agreement Amendment dated effective March 2008 (filed as Exhibit 10.7 to the Company's Registration Statement on Form S-1, as amended (File No. 333-165717), filed with the SEC on May 6, 2010 and incorporated by reference herein).
10.8	Platform Services Agreement dated February 8, 2010 between Registrant and FundQuest Incorporated (filed as Exhibit 10.8 to the Company's Registration Statement on Form S-1, as amended (File No. 333-165717), filed with the SEC on July 1, 2010 and incorporated by reference herein).
10.9	Addendum to the Platform Services Agreement effective April 30, 2010 (filed as Exhibit 10.9 to the Company's Registration Statement on Form S-1, as amended (File No. 333-165717), filed with the SEC on May 6, 2010 and incorporated by reference herein).
10.10	2010 Long-Term Incentive Plan (filed as Exhibit 10.10 to the Company's Registration Statement on Form S-1, as amended (File No. 333-165717), filed with the SEC on July 1, 2010 and incorporated by reference herein).*
10.11	2004 Stock Incentive Plan (filed as Exhibit 10.11 to the Company's Registration Statement on Form S-1, as amended (File No. 333-165717), filed with the SEC on July 1, 2010 and incorporated by reference herein).*
10.12	Form of Equity Award, filed as Exhibit 10.12 to the Company's 2010 Form 10-K, (filed with the SEC on March 18, 2011 and incorporated by reference herein).
10.13	Fourth Amendment to Technology Services Agreement, dated as of December 31, 2011, between Envestnet, Inc. and FMR LLC (filed as Exhibit 10.1 to the Company's Form 8-K filed with the SEC on January 6, 2012 and incorporated by reference herein.).
10.14	Amendment to Services Agreement effective December 31, 2011, between Envestnet Asset Management, Inc. and Fidelity (filed as Exhibit 10.2 to the Company's Form 8-K filed with the SEC on January 6, 2012 and incorporated by reference herein.).
10.15	Third Amendment to Services Agreement effective December 31, 2011, between Envestnet Asset Management, Inc. and National Financial Services LLC. (filed as Exhibit 10.3 to the Company's Form 8-K filed with the SEC on January 6, 2012 and incorporated by reference herein.).
10.16	Stock Purchase Agreement by and among The Sellers of Prima Capital Holding, Inc. Named Herein and Envestnet, Inc. dated as of February 9, 2012, filed herewith.
10.17	Merger Agreement by and among Tamarac Inc., Envestnet, Inc. and Titan Merger Corp and KLJ Consulting, LLC (as the Shareholder's Representative) dated as of February 16, 2012 (filed herewith).**
21.1	Subsidiaries of the Company, filed herewith.

Exhibit No.		Description
23.1		Consent of current Independent Registered Public Accounting Firm, filed herewith.
31.1		Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2		Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	(1)	Certification of Chief Executive Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	(1)	Certification of Chief Financial Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS		XBRL Instance Document ***
101.SCH		XBRL Taxonomy Extension Schema Document ***
101.CAL		XBRL Taxonomy Extension Calculation Linkbase Document ***
101.LAB		XBRL Taxonomy Extension Label Linkbase Document ***
101.PRE		XBRL Taxonomy Extension Presentation Linkbase Document ***
101.DEF		XBRL Taxonomy Extension Definition Linkbase Document ***

(1) The material contained in Exhibit 32.1 and 32.2 is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing, except to the extent that the registrant specifically incorporates it by reference.

* Management contract or compensation plan.

** Application has been made with the Securities and Exchange Commission to seek confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.

*** Attached as Exhibit 101 to this Annual Report on Form 10-K are the following materials, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets as of December 31, 2011 and 2010; (ii) the Consolidated Statements of Operations for the year ended December 31, 2011, 2010 and 2009; (iii) the Consolidated Statements of Stockholders' Equity for the years ended December 31, 2011, 2010 and 2009; (iv) the Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009; (v) Notes to the Consolidated Financial Statements tagged as blocks of text.

The XBRL information in this Annual Report on Form 10-K, Exhibit 101, is not deemed "filed" for purposed of Section 11 or 12 of the Securities Act of 1933, as amended (the Securities Act), or Section 18 of the Securities Act of 1934, as amended (the Exchange Act), or otherwise subject to the liabilities of those sections, and is not part of any registration statement to which it may relate, and is not incorporated by reference into any registration statement or other document filed under the Securities Act of the Exchange Act, except as is expressly set forth by specific reference in such filing or document.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENVESTNET, INC.

Date: March 9, 2012

/s/ JUDSON BERGMAN
Judson Bergman

Chairman and Chief Executive Officer
(Principal Executive Officer)

Date: March 9, 2012

/s/ PETER D'ARRIGO
Peter D'Arrigo
Chief Financial Officer
(Principal Financial Officer)

Pursuant to the requirements of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities on March 9, 2012.

Name	Position
/S/ JUDSON BERGMAN **Judson Bergman**	Chairman and Chief Executive Officer; Director (Principal Executive Officer)
/S/ PETER D'ARRIGO **Peter D'Arrigo**	Chief Financial Officer (Principal Financial Officer)
/S/ DALE SEIER **Dale Seier**	Senior Vice President, Finance (Principal Accounting Officer)
/S/ ROSS CHAPIN **Ross Chapin**	Director
/S/ GATES HAWN **Gates Hawn**	Director
/S/ JAMES JOHNSON **James Johnson**	Director
/S/ PAUL KOONTZ **Paul Koontz**	Director
/S/ CHARLES ROAME **Charles Roame**	Director
/S/ YVES SISTERON **Yves Sisteron**	Director

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Corporate Information

Annual Meeting of Shareholders
Information about the Envestnet Annual Meeting of Shareholders on May 17, 2012, at 10:00 AM Central Time is in our proxy statement, which is also available online at www.envestnet.com on the Investor Relations page.

Stock Exchange Listings
New York Stock Exchange. Symbol: ENV

Investor Relations
Shareholders, securities analysts, portfolio managers and representatives of financial institutions seeking information about Envestnet should contact Investor Relations at the company's address, by calling 312.827.3940 or emailing investor.relations@envestnet.com.

Stock Transfer Agent and Registrar
American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
www.amstock.com
800.937.5449

Ordering Additional Annual Reports
Envestnet's 2011 Annual Report may be obtained without charge by completing and submitting the form on our website, or by contacting Investor Relations.

Forms 10-K and 10-Q
A copy of our Annual Report on Form 10-K for 2011 is available on our website. Additional copies of our Annual Report on Form 10-K or interim financial reports filed with the SEC may be obtained by contacting Investor Relations.

Safe Harbor Statement
This annual report contains forward-looking statements regarding future events and our future results. These statements are based on our current expectations and projections about future events. Although we believe that our plans, intentions and expectations are reasonable, we may not achieve our plans, intentions or expectations. These forward-looking statements involve risks and uncertainties. Accordingly, investors should not place undue reliance upon our forward-looking statements. You should read this annual report and our other communications to you completely and with the understanding that our actual future results, levels of activity, performance and achievements may be different from what we expect and that these differences may be material. We qualify all of our forward-looking statements by these cautionary statements.

Design: Sequel, New York Photography: Bob Coscarelli

ENVESTNET®

Chicago (Headquarters)
35 East Wacker Drive, 24th Floor
Chicago, IL 60601
Main: 866.924.8912
Fax: 312.827.2801
Email: envestnetplatform@envestnet.com
www.envestnet.com

Boston
75 State Street, 6th Floor
Boston, MA 02109

Charlotte
104 W. Ryder Avenue
Landis, NC 28088

Denver
1999 Broadway, 42nd Floor
Denver, CO 80202

New York
489 Fifth Avenue, 26th Floor
New York, NY 10017

Sunnyvale
150 Mathilda Place, Suite 306
Sunnyvale, CA 94086

Trivandrum, India
Bhadra Tower, Cotton Hill Road
Vazhuthacaud
Trivandrum, Kerala 695014
India